As filed with the Securities and Exchange Commission on October 6, 2017.

Registration No. 333-220303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Restoration Robotics, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3841	06-1681204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

128 Baytech Drive

San Jose, CA 95134

(408) 883-6888

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ryan Rhodes

President and Chief Executive Officer

Restoration Robotics, Inc.

128 Baytech Drive

San Jose, CA 95134

(408) 883-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. Cuneo, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	John D. Hogoboom, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 Telephone: (212) 262-6700 Facsimile: (212) 262-7402

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 6, 2017

PROSPECTUS

3,125,000 Shares

Common Stock

This is Restoration Robotics, Inc.’s initial public offering. We are selling 3,125,000 shares of our common stock.

We expect that the initial public offering price will be between $7.00 and $9.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “HAIR.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Please see “Underwriting” beginning on page 150 for additional information regarding the total compensation to be received by the underwriters.

We have granted the underwriters a 30-day option to purchase up to 468,750 additional shares of our common stock on the same terms and conditions described herein, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                     , 2017.

Sole Book-Running Manager

National Securities Corporation

Co-Managers

Roth Capital Partners	Craig-Hallum Capital Group

The date of this prospectus is                     , 2017

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the U.S. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

Restoration Robotics™, ARTAS® and our logo are some of our trademarks and registered marks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. Unless the context otherwise requires or as otherwise noted, references in this prospectus to the “company,” “Restoration Robotics,” “RR,” “we,” “us” and “our” refer to Restoration Robotics, Inc. and its subsidiaries taken as a whole, and references to “Restoration Robotics Limited,” “Restoration Robotics Europe Limited” and “Restoration Robotics Korea Yuhan Hoesa” refer to our wholly-owned subsidiaries.

Restoration Robotics, Inc.

Overview

We are a medical technology company developing and commercializing a robotic device, the ARTAS System, that assists physicians in performing many of the repetitive tasks that are a part of a follicular unit extraction surgery, a type of hair restoration procedure. We believe the ARTAS System is the first and only physician-assisted robotic system that can identify and dissect hair follicular units directly from the scalp and create recipient implant sites. The ARTAS System includes the ARTAS Hair Studio application, an interactive three-dimensional patient consultation tool that enables a physician to create a simulated hair transplant model for use in patient consultations. We received clearance from the U.S. Food and Drug Administration, or FDA, in April 2011 to market the ARTAS System in the U.S., and we have sold the ARTAS System into 29 other countries. As of June 30, 2017, we have sold 89 ARTAS Systems in the U.S. and 144 internationally. As of June 30, 2017, the ARTAS System and ARTAS Hair Studio application are protected by over 70 patents in the U.S. and over 100 international patents.

The ARTAS System is comprised of the patient chair, the cart, which includes the robotic arm, integrated vision system, artificial intelligence algorithms and a series of proprietary end effectors, which are the various devices at the end of the robotic arm, such as the automated needle and punch, that interact with the patient’s scalp and hair follicles and perform various clinical functions.

The image below depicts the ARTAS System cart, including the robotic arm and the needle mechanism which houses the automated needle and punch used for follicle dissection and site making, and the ARTAS User Interface.

Market Overview

According to data collected by the International Society of Hair Restoration Surgery, or ISHRS, the global market for hair restoration procedures was approximately $2.5 billion in 2014. We believe the global hair restoration market will continue to grow due to several factors, including:

•	An aging population with disposable income and an increased acceptance of aesthetic procedures. According to data from the American Society for Aesthetic Plastic Surgery, or ASAPS, in 2016, Americans spent more than $15 billion on combined surgical and nonsurgical aesthetic procedures. Male aesthetic procedures have increased 325% since 1997.

•	A market shift to less invasive hair restoration procedures such as follicular unit extraction, or FUE, which, according to ISHRS, have increased from less than 10% of hair restoration procedures performed in 2004 to about 49% in 2014.

•	A greater number of physicians seeking patient direct pay procedures, such as hair restoration, due to increased government and private payor reimbursement restrictions.

This growing market has a significant potential patient population with approximately 35 million males in the United States suffering from androgenic alopecia, or AGA, also referred to as male pattern baldness. We have FDA clearance to market the ARTAS System in the U.S. for dissecting hair follicles from the scalp in men diagnosed with AGA who have black or brown straight hair. With this clearance we are able to market the ARTAS System treatment to a significant portion of this growing market.

Existing Treatment Options

Men suffering from AGA rely on a variety of non-surgical treatment options. One option is the use of prescription drugs such as Propecia, or over-the-counter topical treatments like Rogaine, that have limited efficacy. Propecia and similar drugs may also have side effects. Other options include cosmetic solutions such as wigs or spray-on applications which only mask the condition.

In lieu of these non-surgical options, many individuals opt for surgical procedures. Surgical procedures for hair restoration come in various forms. One common surgical treatment is often referred to as strip surgery or FUT, follicular unit transplantation. Strip surgery involves several steps including: the dissection of a large tissue strip from the patient’s scalp; the manual removal of each hair follicle from the scalp strip following dissection; making incisions at the scalp site where the follicles are to be implanted; and implanting the extracted follicles into the prepared implant sites on the scalp. The strip surgery procedure is invasive, as the surgeon must make a linear incision at the back of the patient’s scalp and remove a strip of the scalp approximately 8 inches long, one-half inch wide and one-half inch deep. Once the strip of tissue is removed, the physician sutures or staples the large wound closed. The procedure generally results in a long linear scar on the back of the patient’s head.

In contrast, FUE is significantly less invasive than strip surgery. In this procedure, the physician or technician removes individual hair follicles from the patient’s scalp without removing a strip of tissue. FUE can be performed with manual hand-held punches, automated hand-held devices or with the ARTAS System. Use of manual or automated hand-held devices requires significant time, and demands that complicated, repetitive and tedious tasks be performed by a trained technician or physician. We have developed the ARTAS System to provide robotic assistance for many of the tedious and repetitive tasks that are part of an FUE procedure.

The ARTAS Solution

We believe the ARTAS System addresses many of the shortcomings of other hair restoration procedures. The ARTAS System is capable of robotically assisting a physician through many of the most challenging steps of the hair restoration process, including the dissection of hair follicles, site planning and recipient site making. In addition, we have a robotic implantation functionality in clinical development which, if cleared for marketing, will enable the ARTAS System to implant harvested hair follicles. Our platform includes the ARTAS Hair Studio application which can simulate pre-procedure and post-procedure outcomes and can be utilized during the patient consultation and education process.

The image below illustrates an example of possible results from an ARTAS Robotic Procedure based on an individual patient’s outcome:

Individual patient outcomes will vary based on a multitude of factors, including, but not limited to, the patient’s desired aesthetic outcome, the physician’s skill and his/her performance during the procedure, the number of grafts implanted, the number of planned hair restoration procedures a patient anticipates undergoing and a patient’s post-operative care of the scalp.

Advantages of the ARTAS Procedure

Patient Value. We believe the ARTAS System and the ARTAS Hair Studio application significantly improve the patient experience and outcome in hair transplantation procedures in the following ways:

•	Through the ARTAS System, the dissection of grafts is performed in a manner that leaves only small pinpoint scars that heal faster and are less detectable than the larger post-operative linear scar that would be produced from strip surgery. As a result, an ARTAS procedure can, in many cases, offer a shorter recovery time and can enable patients to resume their daily lifestyle faster than with strip surgery. In addition, the ARTAS procedure allows patients to wear their hair short without a noticeable scar.

•	The ARTAS Hair Studio application enables patients to interact with their physician to make educated decisions on graft numbers and implant placements to achieve their desired aesthetic outcome and to view a simulation of their potential result. We believe this process and interaction give patients more confidence in undergoing a procedure since they have direct input into their treatment and can preview the expected outcome.

•	The ARTAS Site Making functionality translates the physician-patient site design onto the patient’s recipient area. The ARTAS System’s enhanced imaging system and sophisticated algorithms enable the ARTAS System to rapidly create recipient sites at precise depths, replicate pre-existing hair angles, avoid damaging the healthy pre-existing hair and adjust the distribution of the recipient sites to optimally fill in the transplantation area. We believe these elements can contribute to a superior aesthetic outcome.

Physician Value. We believe the ARTAS System provides physicians compelling economic benefits and enables physicians to achieve consistent reproducible results. As a result, we believe the ARTAS procedure also offers an attractive addition to existing dermatology, plastic surgery or aesthetics practices that do not provide hair restoration procedures.

•	Hair restoration procedures are generally paid for by the patient and do not involve the complexity of securing reimbursement from third-party payors.

•	The ARTAS System’s image-guided robotic capabilities allow physicians to perform hair restoration procedures with fewer staff required than a traditional strip surgery or a manual FUE procedure. Procedures can also be performed with less physician and technician fatigue.

•	Because we provide high quality training for physicians and their clinical teams on the use of the ARTAS System and because the robotic system and its intelligent algorithms assist these teams in performing hair restoration procedures, we believe we can significantly shorten the learning curve necessary for hair transplantation procedures using the ARTAS System. This shorter learning curve can reduce barriers to entry for a new hair restoration practice. It can also ease the adoption of a new technology into existing practices.

Clinically-Established Results. Four peer-reviewed clinical publications have demonstrated the quality and consistency of grafts produced by the ARTAS System. One published study, Robotic Follicular Unit Extraction in Hair Transplantation, Avram, M. R., M.D. & Watkins, S. A., M.D., published in Dermatologic Surgery, 2014;40:1319-1327, indicated average damage rates for the hair follicles, or transection rates, with the ARTAS System were as low as 6.6%, with a second study, Characteristics of robotically harvested hair follicles in Koreans by Shin, J. W., M.D., et. al., published in the Journal of the American Academy of Dermatology, documenting average transection rates as low as 4.9% in a Korean population of patients. The third study documented that the ARTAS System can be programmed by the physician to select follicular units with larger groupings of hairs while skipping single hair grafts, which allows physicians to choose particular follicular units depending on the hair density they are trying to achieve. The fourth study demonstrated that FUE cases larger than 2,500 grafts, or mega-sessions, are possible using the ARTAS System. These peer-reviewed publications demonstrate the reproducibility and consistency of dissection results from the ARTAS System in a diverse group of patients, even as the system is used by different clinicians. To our knowledge, there are no other peer-reviewed clinical publications that demonstrate the reproducibility of results utilizing other products in FUE or strip surgery procedures. We intend to encourage scientific research in the study of hair restoration to improve our technology, solutions, enhance understanding of our industry and educate physicians on the capabilities of the ARTAS System.

Our Growth Strategy

Our goal is to expand the commercialization of the ARTAS System so that it becomes the standard of care for minimally invasive hair transplantation surgery. The key elements of our strategy to achieve this goal are to:

•	Broaden our physician customer base to include additional physician specialties, such as dermatology and plastic surgery.

•	Expand our international business by adding distributors and sales support staff to increase sales and strengthen physician relationships in our international markets.

•	Continue to innovate and introduce new features such as the robotic implantation functionality (which is in clinical development), continue to refine our Harvesting technology and user interface, and potentially pursue expanding our cleared indications of use.

•	Drive increased utilization of the ARTAS System by working collaboratively with our physician customers to increase the number of ARTAS procedures that are performed.

Risks Associated With Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	We have limited commercial history and we have incurred significant losses since our inception. We anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

•	It is difficult to forecast our future performance and our results may fluctuate unpredictably.

•	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization and other operations or efforts. We are restricted by covenants in our term loan agreement with Oxford Finance LLC, or Oxford, that restrict, among other things, our ability to incur additional debt without Oxford’s consent, which may limit our ability to obtain additional funds.

•	We are dependent upon the success of the ARTAS System, which has a limited commercial history. If we are unsuccessful in developing the market for robotic hair restoration or the market acceptance for the ARTAS System fails to grow significantly, our business and future prospects will be harmed.

•	If there is not sufficient patient demand for ARTAS procedures and growing physician adoption of the use of the ARTAS System, our financial results and future prospects will be harmed.

•	Our inability to effectively compete with competitive hair restoration treatments or procedures may prevent us from achieving significant market penetration or improving our operating results.

•	We rely on a single third-party manufacturer for the manufacturing of the ARTAS System that has limited experience in producing the ARTAS System and may be unable to manufacture the ARTAS System in high-quality commercial quantities successfully and consistently to meet demand.

•	We are dependent on third-party suppliers and, in some cases, sole suppliers, making us vulnerable to supply shortages and price fluctuations which could harm our business.

•	If we are unable to maintain and enforce intellectual property protection directed to our ARTAS System technology and any future technologies that we develop, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

•	The ARTAS System and our operations are subject to extensive regulation both in the U.S. and abroad, and our failure to comply with applicable requirements could harm our business.

•	The ARTAS System and related products and services are regulated as medical devices and are subject to extensive regulation in the U.S. and abroad, including by the FDA and foreign equivalents. If we fail to comply with applicable regulations, our ability to sell the ARTAS System could be jeopardized, and we may be subject to enforcement actions.

Recent Developments

Convertible Note Financing

On September 6, 2017, we issued $5.0 million in subordinated convertible notes, or the Convertible Notes, in a private placement transaction with certain of our existing stockholders and their affiliated entities, including investors affiliated with certain of our directors. Pursuant to the terms thereof, the Convertible Notes will automatically convert into shares of our common stock, or the Conversion Shares, upon the consummation of this offering. The number of Conversion Shares to be issued upon the consummation of this offering shall equal the outstanding principal amount and unpaid but accrued interest on the Convertible Notes divided by the public offering price set forth on the cover page of this prospectus.

Preliminary Third Quarter 2017 Operating Results

Our consolidated financial statements for the quarter ended September 30, 2017 are not yet available. The following expectations regarding our results for this quarterly period are solely management estimates based on currently available information. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data and, accordingly, does not express an opinion or any other form of assurance with respect to this data.

Our revenue, net for the three months ended September 30, 2017 is expected to be between $4.0 million and $4.2 million, compared to $3.7 million for the three months ended September 30, 2016 representing an increase of approximately 9% to 14%. For the nine months ended September 30, 2017, revenue, net is expected to be between $15.3 million and $15.5 million, compared to $10.4 million for the nine months ended September 30, 2016 representing an increase of approximately 47% to 49%.

•	We sold 35 ARTAS Systems during the nine months ended September 30, 2017 as compared to 18 ARTAS Systems during the nine months ended September 30, 2016.

•	The average sales price of the ARTAS System for the nine months ended September 30, 2017 was substantially the same as the average sales price for the nine months ended September 30, 2016; however, during the second and third quarters of 2017, we recorded an aggregate of $0.6 million in revenue related to system upgrades.

•	We have historically experienced a seasonal effect during the third quarter relative to other quarters due to general slowing in capital equipment purchases and procedures performed. In addition, during the three months ended September 30, 2017, we believe this seasonal effect was amplified as a result of the natural disasters related to the hurricanes in Texas, the Southern U.S. and Puerto Rico, as well as the earthquakes in Mexico.

•	As of September 30, 2017, we have sold 90 ARTAS Systems in the U.S. and 151 internationally.

Our gross margin for the three months ended September 30, 2017 is expected to be between 41% and 43%, compared to 35% for the three months ended September 30, 2016. For the nine months ended September 30, 2017, gross margin is expected to be between 40% and 42%, compared to 30% for the nine months ended September 30, 2016. The increase in gross margin was the result of reduced procedure kit costs and a decrease in customer support spending as we improved our service cost efficiency.

Our total operating expenses for the three months ended September 30, 2017 is expected to be between $6.2 million and $6.4 million, compared to $6.6 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017, total operating expenses are expected to be between $19.7 million and $19.9 million, compared to $18.2 million for the nine months ended September 30, 2016.

Our loss from operations for the three months ended September 30, 2017 is expected to be between $4.4 million and $4.6 million, compared to $5.3 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017, loss from operations is expected to be between $13.3 million and $13.5 million, compared to $15.0 million for the nine months ended September 30, 2016.

As of September 30, 2017, the Company had cash and cash equivalents of $5.8 million.

Corporate Information

We were founded on November 22, 2002 as a Delaware corporation under the name Restoration Robotics, Inc. Our principal executive offices are located at 128 Baytech Drive, San Jose, CA 95134, and our telephone number is (408) 883-6888. Our website address is www.restorationrobotics.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the year following the fifth anniversary of the consummation of this offering, (2) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we are presenting herein only two years of audited consolidated financial statements, plus unaudited consolidated financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•	we will avail ourselves of the exemption from the requirement to obtain an auditor attestation report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes Oxley;

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not be required to hold stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

THE OFFERING

Issuer	Restoration Robotics, Inc.

Common stock offered by us	3,125,000 shares.

Common stock to be outstanding after the offering	28,041,749 shares (28,510,499 shares if the underwriters exercise their over-allotment option in full).

Underwriters’ over-allotment option	We have granted the underwriters a 30-day option to purchase up to 468,750 additional shares of our common stock on the same terms and conditions described herein, solely to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $20.6 million, or approximately $24.0 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We expect to use existing cash and cash equivalents, including the cash received in connection with the issuance of our Convertible Notes, together with the net proceeds from this offering to fund the continued commercialization of the ARTAS System, to complete the research and development of the robotic implantation functionality currently in clinical development, to fund other planned research and product development activities and for general corporate purposes, which may include scheduled repayments of our outstanding loan. See “Use of Proceeds” on page 52 for a more complete description of the intended use of proceeds from this offering.

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

NASDAQ Global Market symbol	“HAIR”

The number of shares of common stock to be outstanding after this offering is based on 24,916,749 shares of common stock outstanding as of June 30, 2017, and includes an aggregate of (i) 22,671,601 shares of common stock issuable upon conversion of our outstanding preferred stock at June 30, 2017 and (ii) 624,987 shares of common stock issued pursuant to the conversion of the aggregate principal amount of the Convertible Notes, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and excludes, as of that date, the following:

•	1,939,894 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $1.76 per share;

•	385,126 shares of common stock issuable upon exercise of outstanding warrants;

•	279,510 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, as amended, which will become available for issuance under our 2017 Equity Incentive Award Plan after consummation of this offering;

•	1,913,831 shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

•	274,168 shares of common stock reserved for issuance pursuant to future awards under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	a 1-for-10 reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•	the automatic conversion of all shares of our outstanding Series A, Series AA, Series B and Series C preferred stock at June 30, 2017 into an aggregate of 22,671,601 shares of common stock immediately prior to the consummation of this offering pursuant to our amended and restated certificate of incorporation;

•	the conversion of the aggregate principal amount of the Convertible Notes into 624,987 shares of common stock upon the consummation of this offering assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

•	no exercise of outstanding stock options subsequent to June 30, 2017; and

•	no exercise of the underwriters’ over-allotment option.

We refer to our Series A, Series AA, Series B and Series C preferred stock collectively as “preferred stock” in this prospectus, as well as for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 7 to our unaudited interim consolidated financial statements included in this prospectus.

On September 15, 2017, we effected a 1-for-10 reverse split of our common stock. Upon the effectiveness of the reverse stock split, (i) every 10 shares of outstanding common stock was combined into one share of common stock, (ii) the number of shares of common stock for which each outstanding option to purchase common stock is exercisable was proportionally decreased on a 1-for-10 basis, (iii) the exercise price of each outstanding option to purchase common stock was proportionately increased on a 1-for-10 basis, and (iv) the conversion ratio for each share of outstanding preferred stock which is convertible into our common stock was proportionately reduced on a 1-for-10 basis. All of the outstanding common stock share numbers (including shares of common stock into which our outstanding preferred stock shares are convertible), share prices, exercise prices and per share amounts have been adjusted in this prospectus, on a retroactive basis, to reflect this 1-for-10 reverse stock split for all periods presented. The par value per share and the authorized number of shares of common stock and preferred stock were not adjusted as a result of the reverse stock split.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We derived the following summary consolidated statements of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the six months ended June 30, 2016 and 2017 and the summary consolidated balance sheet data as of June 30, 2017 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which only include only normal recurring adjustments necessary for a fair presentation of our consolidated financial position and consolidated results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results should not necessarily be considered indicative of results that may be expected for the full year or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue, Net	$17,230	$15,600	$6,746	$11,264
Cost of Revenue	12,513	10,431	4,863	6,578

Gross Profit	4,717	5,169	1,883	4,686
Operating Expenses:
Research and Development	7,399	7,474	3,554	3,841
Sales and Marketing	14,587	12,483	6,196	7,304
General and Administrative	3,256	4,144	1,853	2,410

Total Operating Expenses	25,242	24,101	11,603	13,555

Loss from Operations	(20,525)	(18,932)	(9,720)	(8,869)
Other Income (Expense), Net:
Interest Expense	(2,892)	(2,483)	(1,249)	(1,115)
Other Income (Expense), net	446	(431)	(16)	(174)

Total Other Income (Expense)	(2,446)	(2,914)	(1,265)	(1,289)

Net Loss before Provision for Income Taxes	(22,971)	(21,846)	(10,985)	(10,158)
Provision for Income Taxes	—	—	—	24

Net Loss attributable to common stockholders	$(22,971)	$(21,846)	$(10,985)	$(10,182)

Net Loss per share attributable to common stockholders, basic and diluted(1)	$(14.70)	$(13.54)	$(6.82)	$(6.29)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	1,562,829	1,612,933	1,611,730	1,619,172

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(1.00)		$(0.43)

Weighted-average shares used in computing pro forma net loss attributable to common stockholders, basic and diluted(2)		21,453,380		23,051,497

(1)	Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of shares of common stock outstanding during each period. For additional information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average number of shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders reflect (i) automatic conversion of all outstanding shares of our convertible preferred stock pursuant to our amended and restated certificate of incorporation into an aggregate of 22,671,601 shares of common stock immediately prior to the completion of this offering and (ii) the conversion of the convertible preferred stock warrants into common stock warrants as though the conversions had occurred at the beginning of the period. For additional information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

The table below presents our consolidated balance sheet data as of June 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to: (i) the automatic conversion of all shares of our outstanding preferred stock at June 30, 2017 into an aggregate of 22,671,601 shares of common stock immediately prior to the consummation of this offering pursuant to our amended and restated certificate of incorporation; (ii) the conversion of convertible preferred stock warrants into common stock warrants immediately prior to completion of this offering and the related reclassification of our preferred stock warrant liabilities to additional paid-in capital; (iii) the receipt of $5.0 million in proceeds from the issuance of the Convertible Notes and the conversion of the aggregate principal amount of the Convertible Notes into 624,987 shares of common stock upon the consummation of this offering, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of 3,125,00 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	As of June 30, 2017
	Actual	Pro Forma (1)	Pro Forma As Adjusted (1)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,466	$14,466	35,016
Working capital	824	5,824	26,374
Total assets	18,150	23,150	43,700
Debt, net of discount	16,760	16,760	16,760
Preferred stock warrant liabilities	886	—	—
Other long-term liabilities	512	512	512
Convertible preferred stock	145,960	—	—
Accumulated deficit	(156,827)	(156,827)	(156,827)
Total stockholders’ deficit	(153,534)	(1,688)	18,862

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $2.9 million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the amount of our cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $7.4 million, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, results of operations, financial condition and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Limited Commercial History, Financial Condition and Capital Requirements

We have limited commercial history and we have incurred significant losses since our inception. We anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

We have a limited commercial history and have focused primarily on research and development, product design and engineering, establishing supply and manufacturing relationships, seeking regulatory clearances and approvals to market the ARTAS Robotic Hair Restoration System, or the ARTAS System, and selling and marketing. We have incurred losses in each year since our inception in 2002. Our net loss for the years ended December 31, 2015 and 2016 was $23.0 million and $21.8 million, respectively, and our net loss for the six months ended June 30, 2016 and 2017 was $11.0 million and $10.2 million, respectively. As of June 30, 2017, we had an accumulated deficit of $156.8 million. We will continue to incur significant expenses for the foreseeable future as we expand our sales and marketing, research and development, and clinical and regulatory activities. We may never generate sufficient revenues to achieve or sustain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. Furthermore, because of our limited operating history and because the market for aesthetic products is rapidly evolving, we have limited insight into the trends or competitive products that may emerge and affect our business. Before investing, you should consider an investment in our common stock in light of the risks, uncertainties, and difficulties frequently encountered by early-stage medical technology companies in rapidly evolving markets such as ours. We may not be able to successfully address any or all of these risks, and the failure to adequately do so could cause our business, results of operations, and financial condition to suffer.

We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•	the time, resources and expense required to develop and conduct clinical trials and seek additional regulatory clearances and approvals for the robotic implantation functionality which is in clinical development, and for any other products or indications we may develop;

•	the costs of preparing, filing, prosecuting, defending, and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation;

•	the costs of manufacturing and maintaining sufficient inventories of our products to meet anticipated demand;

•	the costs of enhancing the existing functionality and development of new functionalities for the ARTAS System;

•	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;

•	the cost of growing our ongoing commercialization and sales and marketing activities;

•	the costs associated with conducting business and maintaining subsidiaries in foreign jurisdictions;

•	the costs to attract and retain personnel with the skills required for effective operations; and

•	the costs associated with being a public company.

Our budgeted expense levels are based in part on our expectations concerning future revenues from ARTAS System sales, servicing and procedure based fees. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected shortfalls in revenue. Accordingly, a significant shortfall in market acceptance or demand for the ARTAS System and procedures could have an immediate and material adverse impact on our business and financial condition.

It is difficult to forecast our future performance and our financial results may fluctuate unpredictably.

Our limited commercial history and the rapid evolution of the markets for medical technologies and aesthetic products make it difficult for us to predict our future performance. A number of factors, many of which are outside of our control, may contribute to fluctuations in our financial results, such as:

•	physician demand for the ARTAS System and procedure usage may vary from quarter to quarter;

•	the inability of physicians to obtain the necessary financing to purchase the ARTAS System;

•	changes in the length of our sales process for the ARTAS System;

•	performance of our international distributors;

•	positive or negative media coverage of the ARTAS System, the procedures or products of our competitors, or our industry generally;

•	our ability to maintain our current, or obtain further, regulatory clearances or approvals;

•	delays in, or failure of, product and component deliveries by our third-party manufacturers or suppliers;

•	seasonal or other variations in patient demand for aesthetic procedures;

•	introduction of new aesthetic procedures or products that compete with the ARTAS System;

•	changes in accounting rules that may cause restatement of our consolidated financial statements or have other adverse effects; and

•	adverse changes in the economy that reduce patient demand for elective aesthetic procedures.

The long sales cycle, low unit volume for sales of the ARTAS System and the historic seasonality of our industry, each may contribute to substantial fluctuations in our operating results and stock price and make it difficult to compare our results of operations to prior periods and predict future financial results.

We sell a relatively small number of ARTAS Systems at a relatively high price, with each sale of an ARTAS System typically involving a significant amount of time. Because of the relatively small number of ARTAS Systems we expect to sell in any period, each sale of the ARTAS System could represent a significant percentage of our revenue for a particular period. Furthermore, due to the significant amount of time it can take to finalize the sale of an ARTAS System, it is likely that a sale could be recognized in a subsequent period which could have a material effect on our results from quarter to quarter and increase the volatility of quarterly results. In addition, our industry is characterized by seasonally lower demand during the third quarter of the calendar year, generally when both physicians and prospective patients take summer vacation. As a result of these factors, future fluctuations in quarterly results could cause our revenue and cash flows to be below analyst and investor expectations, which could cause decline in market price. Due to future fluctuations in revenue and costs, as well as other potential fluctuations, you should not rely upon our operating results in any particular period as an indication of future performance. If we do not sell ARTAS Systems as anticipated, our operating results will vary significantly from our expectations. In addition, selling the ARTAS System requires significant marketing effort and expenditure in advance of the receipt of revenue and our efforts may not result in a sale.

Our recurring losses from operations and negative cash flows have raised substantial doubt regarding our ability to continue as a going concern.

Our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of, and for the year ended, December 31, 2016. Our ability to continue as a going concern will require us to obtain additional financing to fund our operations. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization and other operations or efforts.

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development and sales and marketing activities. Research and development, clinical trials, product engineering, ongoing product upgrades and other enhancements such as software-updates for the ARTAS System, and seeking regulatory clearances and approvals to market future products, including the robotic implantation functionality which is in clinical development, will require substantial funds to complete. As of June 30, 2017, we had capital resources consisting of cash and cash equivalents of $9.5 million. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the ongoing commercializing of the ARTAS System, increasing our sales and marketing efforts, and continuing research and development and product enhancements activities.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to fund our operating plan for at least the next twelve months. However, our operating plans may change as a result of many factors unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of burdensome debt covenants and repayment obligations, the licensing of rights to our technology or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay or curtail our efforts to develop enhancements to the ARTAS System, including any clinical trials that may be required to market such enhancements;

•	delay or curtail our plans to increase and expand our sales and marketing efforts; or

•	delay or curtail our plans to enhance our customer support and marketing activities.

We are restricted by covenants in our term loan agreement with Oxford Finance LLC, or Oxford. These covenants restrict, among other things, our ability to incur additional debt without Oxford’s consent, which may limit our ability to obtain additional funds.

Risks Related to Our Business

We are dependent upon the success of the ARTAS System, which has a limited commercial history. If we are unsuccessful in developing the market for robotic hair restoration or the market acceptance for the ARTAS System fails to grow significantly, our business and future prospects will be harmed.

We commenced commercial sales of the ARTAS System for hair follicle dissection in the U.S. in 2011, and expect that the revenues we generate from both system sales and servicing as well as recurring procedure based fees will account for all of our revenues for the foreseeable future. Accordingly, our success depends on the acceptance among physicians and patients of the ARTAS System as the preferred system for performing hair restoration surgery. Acceptance of the ARTAS System by physicians is significantly dependent on our ability to convince physicians of the benefits of the ARTAS System to their practices and, accordingly, develop the market for robotic-assisted hair restoration surgery. Acceptance of the ARTAS procedure by patients is equally important as patient demand will influence physicians to offer the ARTAS procedure. Although we have received FDA clearance to market the ARTAS System for the harvesting of hair follicles for transplant in the U.S. and the ARTAS System is otherwise authorized for marketing in 61 international countries, the degree of market acceptance of the ARTAS System by physicians and patients is unproven. We believe that market acceptance of the ARTAS System will depend on many factors, including:

•	the perceived advantages or disadvantages of the ARTAS System compared to other hair restoration products and treatments;

•	the safety and efficacy of the ARTAS System relative to other hair restoration products and treatments;

•	the price of the ARTAS System relative to other hair restoration products and treatments;

•	our success in expanding our sales and marketing organization;

•	the effectiveness of our marketing, advertising, and commercialization initiatives;

•	our success in adding new functionalities to the ARTAS System and enhancing existing functions; and

•	our ability to obtain regulatory clearance to market the ARTAS System for additional treatment indications in the U.S.

We cannot assure you that the ARTAS System will achieve broad market acceptance among physicians and patients. Because we expect to derive substantially all of our revenue for the foreseeable future from ARTAS System sales, servicing and procedure based fees, any failure of this product to satisfy physician or patient demand or to achieve meaningful market acceptance will harm our business and future prospects.

If there is not sufficient patient demand for ARTAS procedures, our financial results and future prospects will be harmed.

The ARTAS procedure is an elective aesthetic procedure, the cost of which must be borne by the patient, and is not covered by or reimbursable through government or private health insurance. The decision to undergo the ARTAS procedure is thus driven by patient demand, which may be influenced by a number of factors, such as:

•	the success of our sales and marketing programs;

•	the extent to which our physician customers recommend the ARTAS System to their patients;

•	our success in attracting consumers who have not previously undergone hair restoration treatment;

•	the extent to which the ARTAS procedure satisfies patient expectations;

•	our ability to properly train our physician customers in the use of the ARTAS System so that their patients do not experience excessive discomfort during treatment or adverse side effects;

•	the cost, safety, and effectiveness of the ARTAS System versus other aesthetic treatments;

•	consumer sentiment about the benefits and risks of aesthetic procedures generally and the ARTAS System in particular;

•	the success of any direct-to-consumer marketing efforts we may initiate; and

•	general consumer confidence, which may be impacted by economic and political conditions outside of our control.

Our financial performance will be materially harmed in the event we cannot generate significant patient demand for procedures performed with the ARTAS System.

Our success depends in part upon patient satisfaction with the effectiveness of the ARTAS System.

In order to generate repeat and referral business, patients must be satisfied with the effectiveness of the ARTAS System. If the ARTAS System procedure is not done correctly, and or the patient suffers from complications and other adverse effects, the patient may not be satisfied with the benefits of the ARTAS System. Furthermore, if the transplanted hair follicles do not grow or survive the transplant, the patient will likely not view the procedure as having a satisfactory outcome. If patients are not satisfied with the aesthetic benefits of the ARTAS System, or feel that it is too expensive for the results obtained, our reputation and future sales will suffer.

Our success depends on growing physician adoption and use of the ARTAS System.

Our ability to increase the number of physicians willing to make a significant capital expenditure to purchase the ARTAS System, and make it a significant part of their practices, depends on the success of our sales and marketing programs. We must be able to demonstrate that the cost of the ARTAS System and the revenue that a physician can derive from performing ARTAS procedures are compelling when compared to the costs and revenues associated with alternative aesthetic treatments the physician can offer. In addition, we believe our marketing programs, including clinical and practice development support, will be critical to increasing utilization and awareness of the ARTAS System, but these programs require physician commitment and involvement to succeed. If we are unable to increase physician adoption and use of the ARTAS System, our financial performance will be adversely affected.

Our inability to effectively compete with competitive hair restoration treatments or procedures may prevent us from achieving significant market penetration or improving our operating results.

The medical technology and aesthetic product markets are highly competitive and dynamic, and are characterized by rapid and substantial technological development and product innovations. We designed the ARTAS System to assist physicians in performing follicular unit extraction surgery. Demand for the ARTAS System and ARTAS procedures could be limited by other products and technologies. Competition to address hair loss comes from various sources, including:

•	therapeutic options including Rogaine, which is applied topically, and Propecia, which is ingested, both of which have been approved by the FDA;

•	non-surgical options, such as wigs, hair-loss concealer sprays and similar products; and

•	other surgical alternatives, including hair transplantation surgery using the strip surgery method or using hand-held devices.

Surgical alternatives to the ARTAS System may be able to compete more effectively than the ARTAS procedure in established practices with trained staff and workflows built around performing these surgical alternatives. Practices experienced in offering strip surgery or follicular unit extractions using hand-held devices may be reluctant to incorporate, or convert their practices to offer ARTAS procedures due the effort involved to make such changes.

Many options may be able to provide satisfactory results for male hair loss, generally at a lower cost to the patient than the ARTAS System. As a result, if patients choose these competitive alternatives, our results of operation could be adversely affected.

We also face competition from other aesthetic devices that physicians may consider adding to their practice in lieu of building a hair restoration practice, for instance CoolSculpting, which is utilized for cosmetic fat reduction. As a result, if physicians choose these competitive products over building a hair restoration practice with the ARTAS System, our results of operation could be adversely affected.

Some of our competitors have a broad range of product offerings, large direct sales forces, and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. Our potential physician customers also may need to recoup the cost of expensive products that they have already purchased from our competitors, and thus they may decide to delay purchasing, or not to purchase, the ARTAS System.

Many of our competitors are large, experienced companies that have substantially greater resources and brand recognition than we do. Competition could result in price-cutting, reduced profit margins, and limited market share, any of which would harm our business, financial condition, and results of operations.

For additional information regarding our competition, see the section of this prospectus captioned “Business—Competition.”

We may not be able to establish or strengthen our brand.

We believe that establishing and strengthening the Restoration Robotics and ARTAS brand is critical to achieving widespread acceptance of the ARTAS System, particularly because of the highly competitive nature of the market for aesthetic treatments and procedures to address male hair loss. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide physicians with a reliable product to assist them in performing hair restoration surgery. Given the established nature of our competitors, and our limited commercialization in the U.S., it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, the ARTAS System may not be accepted by physicians, which would adversely affect our business, results of operations and financial condition.

We have limited experience with our direct sales and marketing force and any failure to build and manage our direct sales and marketing force effectively could have a material adverse effect on our business.

We rely on a direct sales force to sell the ARTAS System in the U.S. and certain markets outside the U.S. In order to meet our anticipated sales objectives, we expect to grow our direct sales and marketing organization significantly over the next several years and intend to opportunistically build a direct sales and marketing force in certain international markets where we do not have a direct sales force. There are significant risks involved in building and managing our sales and marketing organization, including risks related to our ability to:

•	hire qualified individuals as needed;

•	generate sufficient leads within our target physician group for our sales force;

•	provide adequate training for the effective sale and marketing of the ARTAS System;

•	retain and motivate our direct sales and marketing professionals; and

•	effectively oversee geographically dispersed sales and marketing teams.

Our failure to adequately address these risks could have a material adverse effect on our ability to increase sales and use of the ARTAS System, which would cause our revenues to be lower than expected and harm our results of operations.

To market and sell the ARTAS System in certain markets outside of the U.S., we depend on third-party distributors.

We depend on third-party distributors to sell, market, and service the ARTAS Systems in certain markets outside of the U.S. and to train our physician customers in such markets. Furthermore, we may need to engage additional third-party distributors to expand into new markets outside of the U.S. where we do not have a direct sales force. We are subject to a number of risks associated with our dependence on these third-parties, including:

•	the lack of day-to-day control over the activities of third-party distributors;

•	third-party distributors may not commit the necessary resources to market, sell, train, support and service our systems to the level of our expectations;

•	third-party distributors may emphasize the sale of third-party products over our products;

•	third-party distributors may not be as selective as we would be in choosing physicians to purchase the ARTAS System or as effective in training physicians in marketing and patient selection;

•	third-party distributors may violate applicable laws and regulations which may expose us to potential liability or limit our ability to sell products in certain markets

•	third-party distributors may terminate their arrangements with us on limited, or no, notice or may change the terms of these arrangements in a manner unfavorable to us; and

•	disagreements with our distributors that could require or result in costly and time-consuming litigation or arbitration which we could be required to conduct in jurisdictions with which we are not familiar.

If we fail to establish and maintain satisfactory relationships with our third-party distributors, our revenues and market share may not grow as anticipated, and we could be subject to unexpected costs which would harm our results of operations and financial condition.

To successfully market and sell the ARTAS System in markets outside of the U.S., we must address many international business risks with which we have limited experience.

Sales in markets outside of the U.S. accounted for approximately 57% of our revenue for the year ended December 31, 2016 and 57% of our revenue for the six months ended June 30, 2017. We believe that a significant percentage of our business will continue to come from sales in markets outside of the U.S. through increased penetration in countries where we market and sell the ARTAS System, and with expansion into new international markets. However, international sales are subject to a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	reduced or varied protection for intellectual property rights in some countries;

•	export restrictions, trade regulations, and foreign tax laws;

•	fluctuations in currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•	customs clearance and shipping delays;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	preference for locally produced products;

•	potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks were realized, our results of operations and financial condition could be adversely affected.

While traditional hair transplantation surgery has been available for many years, the ARTAS System has only been commercially available since 2011. As a result, we have a limited track record compared to traditional hair transplantation surgery and the safety and efficacy of the ARTAS System is not yet supported by long-term clinical data, which could limit sales, and the ARTAS System could prove to be less safe or effective than initially thought.

The ARTAS System that we market in the U.S. is regulated as a medical device by the U.S. Food and Drug Administration, or the FDA, and has received premarket clearance under Section 510(k) of the U.S. Federal Food, Drug and Cosmetic Act, or FDCA. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval, or PMA, application and later downclassified, or a 510(k)-exempt device. This process is typically shorter and generally requires the submission of less supporting documentation than the FDA’s PMA process and does not always require long-term clinical studies.

Hair transplantation surgery has been a treatment option for hair restoration for many years, while we only began commercializing the ARTAS System in 2011. Consequently, we lack the breadth of published long-term clinical data supporting the safety and efficacy of the ARTAS System and the benefits it offers that might have been generated in connection with other hair restoration techniques. As a result, physicians may be slow to adopt the ARTAS System, we may not have comparative data that our competitors have or are generating, and we may be subject to greater regulatory and product liability risks. Furthermore, future patient studies or clinical experience may indicate that treatment with the ARTAS System does not improve patient outcomes compared to other hair restoration techniques. Such results would slow the adoption of the ARTAS System by physicians, would significantly reduce our ability to achieve expected sales and could prevent us from achieving and maintaining profitability.

We have limited complication or patient success rate data with respect to treatment using the ARTAS System. If future patient studies or clinical testing do not support our belief that our system offers a more advantageous treatment for hair restoration, market acceptance of the ARTAS System could fail to increase or could decrease and our business could be harmed. Moreover, if future results and experience indicate that our implant products cause unexpected or serious complications or other unforeseen negative effects, we could be subject to mandatory product recalls, suspension or withdrawal of FDA or other governmental clearance or approval or, CE Certificates of Conformity, significant legal liability or harm to our business reputation. Furthermore, if patients that receive traditional hair transplantation surgery, such as strip surgery, were to experience unexpected or serious complications or other unforeseen effects, the market for the ARTAS System may be adversely affected, even if such effects are not applicable to the ARTAS System.

If we choose to, or are required to, conduct additional studies, such studies or experience could, slow the market adoption of the ARTAS System by physicians, significantly reduce our ability to achieve expected revenues and prevent us from becoming profitable.

We rely on a single third-party manufacturer for the manufacturing of the ARTAS System.

Evolve Manufacturing Technologies, Inc., or Evolve, assembles the ARTAS System, and produces reusable procedure kits, disposable procedure kits, upgrade kits and spare kits used with the ARTAS System. If the operations of Evolve are interrupted or if it is unable or unwilling to meet our delivery requirements due to capacity limitations or other constraints, we may be limited in our ability to fulfill new customer orders, to provide kits required for use with existing ARTAS Systems and to repair equipment at current customer sites. Any change to another contract manufacturer would likely entail significant delay, require us to devote substantial time and resources, and could involve a period in which our products could not be produced in a timely or consistently high-quality manner, any of which could harm our reputation and results of operations.

We have two master agreements with Evolve for the supply of the ARTAS System and consumable products, including reusable procedure kits, disposable procedure kits, upgrade kits and spare kits used with the ARTAS System, pursuant to both of which we make purchases on a purchase order basis. The terms of these master agreements are substantially similar. The master agreement for the sale of ARTAS Systems was effective beginning on April 1, 2016 and the master agreement for the sale of kits used with the ARTAS System was effective beginning on March 1, 2016. Both agreements are effective for an initial term of two years and will continue to automatically renew for additional twelve month periods, subject to either party’s right to terminate the agreement upon 180 days advance notice during the initial term if our quarterly forecasted demand falls below 75% of our historical forecasted demand for the same period in the previous year or upon 120 days’ advance notice after the initial term. We have an agreement with Evolve for the pricing of certain components at certain quantities, which requires a minimum purchase from us. Otherwise, without this agreement, Evolve is not required and may not be able or willing, to meet our future requirements at current prices, or at all. We recently amended this agreement to extend the maturity date until August 2018.

Additionally, while we do have agreements with some of our component suppliers, many of our component suppliers contract directly with Evolve and we have limited control over the components they supply or the timeliness by which they supply them. Evolve may be unable to acquire components at the quantities and prices at which we need them.

In addition, our reliance on Evolve involves a number of other risks, including, among other things, that:

•	our products may not be manufactured in accordance with agreed upon specifications or in compliance with regulatory requirements, or its manufacturing facilities may not be able to maintain compliance with regulatory requirements, which could negatively affect the safety or efficacy of our products, cause delays in shipments of our products, or require us to recall products previously delivered to customers;

•	we may not be able to timely respond to unanticipated changes in customer orders, and if orders do not match forecasts, we may have excess or inadequate inventory of materials and components;

•	we may be subject to price fluctuations when a supply contract is renegotiated or if our existing contract is not renewed;

•	Evolve may wish to discontinue manufacturing and supplying products to us for risk management reasons; and

•	Evolve may encounter financial or other hardships unrelated to our demand for products, which could inhibit its ability to fulfill our orders and meet our requirements.

If any of these risks materialize, it could significantly increase our costs, our ability to generate net sales would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use our competitors’ products, which could have a materially adverse effect on our business, financial condition and results of operations.

Furthermore, if we are required to change the manufacturer of a critical component of the ARTAS System, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture the ARTAS System in a timely manner. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of the ARTAS System or could require that we modify the design of those systems. If the change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar international regulatory authorization may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely or cost-effective manner.

We cannot assure you that we will be able to secure alternative equipment and materials and utilize such equipment and materials without experiencing interruptions in our workflow. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for the ARTAS System, our reputation, business, financial condition and results of operations could be negatively impacted.

If Evolve is unable to manufacture the ARTAS System in high-quality commercial quantities successfully and consistently to meet demand, our growth will be limited.

To manufacture our ARTAS System in the quantities that we believe will be required to meet anticipated market demand, Evolve will need to increase manufacturing capacity, which will involve significant challenges. In addition, the development of commercial-scale manufacturing capabilities will require us and Evolve to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturer may successfully complete any required increase to existing manufacturing processes in a timely manner, or at all.

If Evolve is unable to produce the ARTAS System, reusable procedure kits, disposable procedure kits, upgrade kits and spare kits in sufficient quantities to meet anticipated customer demand, our revenues, business, and financial prospects would be harmed. The limited experience Evolve has in producing larger quantities of the ARTAS System and kits may also result in quality issues, and possibly result in product recalls. Manufacturing delays related to quality control could harm our reputation, and decrease our revenues. Any recall could be expensive and generate negative publicity, which could impair our ability to market the ARTAS System and procedures and further affect our results of operations.

Evolve’s manufacturing operations are dependent upon third-party suppliers and, in some cases, sole suppliers, for the majority of our components, subassemblies and materials, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Evolve relies on several sole source suppliers, including Stäubli Corporation, FLIR Integrated Imaging Solutions Inc. and Preproduction Plastics Inc., for certain components of the ARTAS System, reusable procedure kits, disposable procedure kits, upgrade kits, and spare kits. These sole suppliers, and any of our other suppliers, may be unwilling or unable to supply components of these systems to Evolve reliably and at the levels we anticipate or are required by the market. For us to be successful, our third-party manufacturer and its suppliers must be able to provide products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our commercial operations could occur if we or Evolve encounter delays or difficulties in securing these components, and if we cannot then obtain an acceptable substitute. If we are required to transition to new third-party suppliers for certain components of the ARTAS System, we believe that there are only a few such suppliers that are capable of supplying the necessary components. A supply interruption, price fluctuation or an increase in demand beyond our current suppliers’ capabilities could harm Evolve’s ability to manufacture the ARTAS System until new sources of supply are identified and qualified. In addition, the use of components or materials furnished by these alternative suppliers could require us to alter our operations.

Our reliance on these suppliers subjects us to a number of risks that could harm our reputation, business, and financial condition, including, among other things:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Where practicable, we are seeking, or intending to seek, second-source manufacturers for certain of our components. However, we cannot provide assurance that we will be successful in establishing second-source manufacturers or that the second-source manufacturers will be able to satisfy commercial demand for the ARTAS System.

If any of these risks materialize, costs could significantly increase and our ability to meet demand for our products could be impacted. If we are unable to satisfy commercial demand for the ARTAS System in a timely manner, our ability to generate revenue would be impaired and market acceptance of our products could be adversely affected.

We forecast sales to determine requirements for components and materials used in the ARTAS System, reusable procedure kits, disposable procedure kits, upgrade kits and spare kits and if our forecasts are incorrect, we may experience delays in shipments or increased inventory costs.

We keep limited finished products on hand. To manage our operations, we forecast anticipated product orders and material requirements to predict our inventory needs and enter into purchase orders on the basis of these requirements. Several components of the ARTAS System require significant order lead time. Our limited historical commercial experience and anticipated growth may not provide us with enough data to consistently and accurately predict future demand. If our business expands and our demand for components and materials increases beyond our estimates, our manufacturers and suppliers may be unable to meet our demand. In addition, if we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay, or prevent delivery of the ARTAS System and related products to our customers. In contrast, if we overestimate our requirements, we may have excess inventory, which would increase use of our working capital. Any of these occurrences would negatively affect our financial condition and the level of satisfaction our physician customers have with our business.

Even though the ARTAS System is marketed to physicians, there exists a potential for misuse by the operator of the ARTAS System by physicians, non-physicians or individuals who are not sufficiently trained, which could harm our reputation and our business.

We and our independent distributors market and sell the ARTAS System to physicians. Under state law in the U.S., our physician customers can generally allow nurse practitioners, technicians, and other non-physicians to perform the ARTAS procedures under their direct supervision. Similarly, in markets outside of the U.S., physicians can allow non-physicians to perform the ARTAS procedures under their supervision. Although we and our distributors provide training on the use of the ARTAS System, we do not supervise the procedures performed with the ARTAS System, nor can we be assured that direct physician supervision of procedures occurs according to our recommendations. The potential misuse of the ARTAS System by physicians and non-physicians may result in adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

We and our distributors offer product training sessions, but neither we nor our distributors require purchasers or operators of our products to attend training sessions. The lack of required training for operators of our product and the use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us for defective design, labeling, material, or workmanship, or misuse of the ARTAS System, and could result in expensive and time-consuming litigation, payment of substantial damages, an increase in our insurance rates and substantial harm to our reputation.

If the ARTAS System is defectively designed, manufactured, or labeled, contains defective components, or is misused, we may become subject to substantial and costly litigation by our physician customers or their patients. Misuse of the ARTAS System or failure to adhere to operating guidelines can cause skin damage and underlying tissue damage and, if our operating guidelines are found to be inadequate, we may be subject to liability. Furthermore, if a patient is injured in an unexpected manner or suffers unanticipated adverse events after undergoing the ARTAS procedure, even if the procedure was performed in accordance with our operating guidelines, we may be subject to product liability claims. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for the ARTAS System or any future products;

•	damage to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to physician customers, patients or clinical trial participants;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any future products.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could inhibit commercialization of the ARTAS System. We carry product liability insurance in the amount of $2.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Our ability to market the ARTAS System in the U.S. is limited to hair follicle dissection in males that have black or brown straight hair, and if we want to expand our marketing claims, we will need to obtain additional FDA clearances or approvals, which may not be granted.

We have FDA clearance to market the ARTAS System in the U.S. for dissecting hair follicles only from the scalp in men diagnosed with androgenic alopecia, or AGA, also referred to as male pattern baldness, who have black or brown straight hair. This clearance restricts our ability to market or advertise the ARTAS System treatment for women or men who do not have black or brown straight hair, which could limit physician and patient adoption of the ARTAS System. Furthermore, we have not received FDA clearance for the robotic implantation functionality which is in clinical development. Developing and promoting new treatment indications and protocols for the ARTAS System, as well as receiving regulatory approval for the commercialization of the robotic implantation functionality which is in clinical development, are elements of our growth strategy, but we cannot predict when or if we will receive the clearances required to so implement those elements. In addition, we may be required to conduct additional clinical trials or studies to support our applications, which may be time-consuming and expensive, and may produce results that do not result in FDA clearances. In the event that we do not obtain additional FDA clearances, our ability to promote the ARTAS System in the U.S. may be limited. Because we anticipate that sales in the U.S. will continue to be a significant portion of our business for the foreseeable future, ongoing restrictions on our ability to market the ARTAS System in the U.S. could harm our business and limit our revenue growth.

The clinical trial process required to obtain regulatory clearances or approvals is lengthy and expensive with uncertain outcomes, and could result in delays in new product introductions.

In order to obtain 510(k) clearance for the ARTAS System, we were required to conduct a clinical trial, and we expect to conduct clinical trials in support of marketing authorization for future products and product enhancements. Conducting clinical trials is a complex and expensive process, can take many years, and outcomes are inherently uncertain. We may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results, and failure can occur at any time during the clinical trial process. Any of our products may malfunction or may produce undesirable adverse effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time to avoid exposing trial participants to unacceptable health risks.

Successful results of pre-clinical studies are not necessarily indicative of future clinical trial results, and predecessor clinical trial results may not be replicated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. The data we collect from our pre-clinical studies and clinical trials may not be sufficient to support FDA clearance or approval, and if we are unable to demonstrate the safety and efficacy of our future products in our clinical trials, we will be unable to obtain regulatory clearance or approval to market our products.

In addition, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which are often referred to as milestones. These milestones could include the obtainment of the right to affix the CE Mark in the European Union; the submission to the FDA of an investigational device exemption, or IDE, application to commence a pivotal clinical trial for a new product; the enrollment of patients in clinical trials; the release of data from clinical trials; and other clinical and regulatory events. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients in a timely manner or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed or terminated for a number of reasons, including delays or failures related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product for use in clinical trials;

•	obtaining institutional review board, or IRB, or ethics committees approval to conduct a clinical trial at each prospective site;

•	recruiting and enrolling patients and maintaining their participation in clinical trials;

•	having clinical sites observe trial protocol or continue to participate in a trial;

•	addressing any patient safety concerns that arise during the course of a clinical trial;

•	addressing any conflicts with new or existing laws or regulations; and

•	adding a sufficient number of clinical trial sites.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be cleared or approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product. In addition, patients participating in our clinical trials may drop out before completion of the trial or suffer adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

We could also encounter delays if the FDA concluded that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of our marketing application by the FDA. Any such delay or rejection could prevent us from commercializing any of our products in development.

Furthermore, clinical trials may also be delayed as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRB overseeing the clinical trial at issue, the Data Safety Monitoring Board for such trial, any of our clinical trial sites with respect to that site, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with applicable regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	inability of a clinical investigator or clinical trial site to continue to participate in the clinical trial;

•	unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using the product; and

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our products may be harmed and our ability to generate product revenues from these products will be delayed or not realized at all. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of a clinical trial may also ultimately lead to the denial of regulatory approval of the subject product.

Our business could be adversely affected if we are unable to extend the cleared uses of the ARTAS System or successfully pursue the development, regulatory clearance or approval and commercialization of future products.

Our only product is the ARTAS System for hair follicle dissection, which has been cleared for use in the U.S. only for dissecting hair follicles from the scalp in men diagnosed with AGA who have black or brown straight hair and recipient site making in which hair follicles are transplanted. The robotic implantation functionality which is in clinical development has not been cleared or approved for commercial marketing in the U.S. Our business could be adversely affected if we are unable to extend the cleared uses of the ARTAS System or successfully pursue the development, regulatory clearance or approval and commercialization of future products. In the future, we may also become dependent on other products that we may develop or acquire. The clinical and commercial success of our products will depend on a number of factors, including the following:

•	the ability to raise any additional required capital on acceptable terms, or at all;

•	timely completion of our nonclinical studies and clinical trials, which may be significantly slower or cost more than we anticipate and will depend substantially upon the performance of third-party contractors;

•	whether we are required by the FDA or similar foreign regulatory agencies to conduct additional clinical trials or other studies beyond those planned to support the clearance or approval and commercialization of any future indications or products;

•	our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, efficacy and acceptable risk to benefit profile of any future indications or products;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our future approved products, if any;

•	the timely receipt of necessary marketing approvals or clearances from the FDA and foreign regulatory authorities;

•	achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to any future products or additional approved indications, if any;

•	acceptance by physicians and patients of the benefits, safety and efficacy of any future products, if approved or cleared, including relative to alternative and competing treatments;

•	our ability to establish and enforce intellectual property rights in and to our products or any future indications or products; and

•	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

Even if regulatory approvals or clearances are obtained, we may never be able to successfully commercialize any future indications or products. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of any future products to continue our business.

Our loan agreement contains restrictions that limit our flexibility in operating our business.

In May 2015, we entered into a term loan agreement with Oxford. We borrowed $20 million under the loan agreement with Oxford. Our loan agreement with Oxford also contains various covenants that limit our ability to engage in specified types of transactions. Subject to limited exceptions, these covenants limit our ability, without Oxford’s consent, to, among other things:

•	sell, lease, transfer, exclusively license or dispose of our assets;

•	create, incur, assume or permit to exist additional indebtedness or liens;

•	make restricted payments, including paying dividends on, repurchasing or making distributions with respect to our capital stock;

•	pay any cash dividend or make any other cash distribution or payment in respect of our capital stock in excess of $250,000 in aggregate per calendar year;

•	make specified investments (including loans and advances);

•	make changes to certain key personnel including our President and Chief Executive Officer;

•	merge, consolidate or liquidate; and

•	enter into certain transactions with our affiliates.

The covenants in our loan agreement with Oxford may limit our ability to take certain actions and, in the event that we breach one or more covenants, our lender may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate the commitment to extend further credit and foreclose on the collateral granted to it to collateralize such indebtedness.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of August 1, 2017, we had 91 employees, with 33 employees in sales and marketing, 17 employees in customer support, 24 employees in research and development, including clinical, regulatory and certain quality control functions, five employees in manufacturing operations and 12 employees in general management and administration. We will need to continue to expand our sales, marketing, managerial, operational, finance and administrative resources for the ongoing commercialization of the ARTAS System, and continue our development activities of any future products.

Our existing management, personnel, systems and facilities may not be adequate to support our future growth. Our need to effectively execute our growth strategy requires that we:

•	identify, recruit, retain, incentivize and integrate additional employees, including sales personnel;

•	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.

If we fail to attract and retain senior management and key personnel, we may be unable to successfully grow our business.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and other personnel. We are highly dependent upon our senior management, particularly our President and Chief Executive Officer, our management team and other key personnel. The loss of services of any of these individuals could delay or prevent enhancement of the ARTAS System, the expansion of the ARTAS System to new indications, or the development of any future products. Although we have entered into employment agreements with our senior management team, these agreements do not provide for a fixed term of service.

Competition for qualified personnel in the medical device field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel and we may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

Because we have opted to take advantage of the JOBS Act provision which allows us to delay implementing new accounting standards, our consolidated financial statements may not be directly comparable to other public companies.

Pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Because we have elected to take advantage of this provision of the JOBS Act, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to other public companies.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, and regulations regarding corporate governance practices. The listing requirements of The NASDAQ Global Market and the rules of the Securities and Exchange Commission, or SEC, require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

After this offering, we will be subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, our independent registered public accounting firm will be engaged to provide an attestation report on the effectiveness of our internal control over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the market price of our stock to decline. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Securities Exchange Act of 1934, as amended. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The NASDAQ Global Market or other adverse consequences that would materially harm to our business and cause the market price of our common stock to decline.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, the market for aesthetic medical procedures may be particularly vulnerable to unfavorable economic conditions. In particular, the ARTAS procedures will not receive coverage and reimbursement and, as a result, demand for this product will be tied to discretionary spending levels of our targeted patient population. The recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including weakened demand for the ARTAS System, ARTAS procedures or any future products, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters and other facilities are located in San Jose, California, which in the past has experienced both severe earthquakes and floods. We do not carry earthquake or flood insurance. Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our ARTAS enterprise system, enterprise financial systems and records, manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake or flood insurance, could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Significant disruptions of information technology systems or breaches of data security could materially adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Clinical Health Act of 2009, or HITECH, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition.

Our employees and independent contractors, including consultants, manufacturers, distributors, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including consultants, manufacturers, distributors, commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our nonclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related to Intellectual Property

We may in the future become involved in lawsuits to defend ourselves against intellectual property disputes, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, and hinder our ability to commercialize our existing or future products.

Our success depends in part on not infringing the patents or violating the other proprietary rights of others. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. Significant litigation regarding patent rights occurs in the medical industry. Whether merited or not, it is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Our competitors in both the U.S. and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with our ability to make, use, sell, and/or export our products. Our competitors may have one or more patents for which they can threaten and/or initiate patent infringement actions against us and/or any of our third-party suppliers. Our ability to defend ourselves and/or our third-party suppliers may be limited by our financial and human resources, the availability of reasonable defenses, and the ultimate acceptance of our defenses by the courts or juries. Furthermore, if such patents are successfully asserted against us, this may result in an adverse impact on our business, including injunctions, damages, and/or attorneys’ fees. From time to time and in the ordinary course of business, we may develop noninfringement and/or invalidity positions with respect to third-party patents, which may or not be ultimately adjudicated as successful by a judge or jury if such patents were asserted against us.

We may receive in the future, particularly as a public company, communications from patent holders, including non-practicing entities, alleging infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, making, using, or exporting products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, exporting, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, potentially including treble damages if the court finds that the infringement was willful;

•	if a license is available from a third-party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services;

•	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	find non-infringing substitute products, which could be costly and create significant delay due to the need for FDA regulatory clearance;

•	find alternative supplies for infringing products or processes, which could be costly and create significant delay due to the need for FDA regulatory clearance; and/or

•	redesign those products or processes that infringe any third-party intellectual property, which could be costly, disruptive, and/or infeasible.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Furthermore, as the number of participants in the robotic hair restoration surgery market grows, the possibility of intellectual property infringement claims against us increases.

In addition, we may indemnify our customers, suppliers and international distributors against claims relating to the infringement of the intellectual property rights of third parties relating to our products, methods, and/or manufacturing processes. Third parties may assert infringement claims against our customers, suppliers, or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, suppliers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers, or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, or our suppliers may be forced to stop providing us with products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the United Stated Patent and Trademark Office, or USPTO, or any foreign patent authority may be necessary to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications. We may also become involved in other proceedings, such as re-examination or opposition proceedings, before the USPTO or its foreign counterparts relating to our intellectual property or the intellectual property rights of others. An unfavorable outcome in any such proceedings could require us to cease using the related technology or to attempt to license rights to it from the prevailing party, or could cause us to lose valuable intellectual property rights. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may also become involved in disputes with others regarding the ownership of intellectual property rights. For example, we jointly develop intellectual property with certain parties, and disagreements may therefore arise as to the ownership of the intellectual property developed pursuant to these relationships. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switched the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the U.S. are interpreted. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I), Mayo Collaborative Services v. Prometheus Laboratories, Inc., and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our own, which would have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, furthermore, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products.

We are dependent on licenses from HSC Development LLC and James A. Harris, M.D. for some of our key technologies. We do not own the patents that underlie these licenses. Our rights to use the technology we license are subject to the negotiation of, continuation of and compliance with the terms of those licenses. In some cases, we do not control the prosecution, maintenance, or filing of the patents to which we hold licenses, or the enforcement of these patents against third parties. These patents and patent applications are not written by us or our attorneys, and we did not have control over the drafting and prosecution. Our licensors might not have given the same attention to the drafting and prosecution of these patents and applications as we would have if we had been the owners of the patents and applications and had control over the drafting and prosecution. We cannot be certain that drafting and/or prosecution of the licensed patents and patent applications by the licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Our intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. Although we have procedures in place that seek to prevent our employees and consultants from using the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or functionalities that are essential to our products, if such technologies or functionalities are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or functionalities that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products or from practicing our processes. In addition, we may lose valuable intellectual property rights or personnel. Moreover, any such litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, results of operations and financial condition.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We hold various trademarks for our products and services. Many of these trademarks are registered with the USPTO and corresponding government agencies in numerous other countries, and we hold trademark applications for these marks in a number of foreign countries, although the laws of many countries may not protect our trademark rights to the same extent as the laws of the U.S. Actions taken by us to establish and protect our trademarks might not prevent imitation of our products or services, infringement of our trademark rights by unauthorized parties or other challenges to our ownership or validity of our trademarks. If any of these events occur, we may not be able to protect and enforce our rights in these trademarks, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, unauthorized third-parties may have registered trademarks similar and identical to our trademarks in foreign jurisdictions or may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use such trademarks to market our products and services in those countries. If we are unable to register our trademarks, enforce our trademarks, or bar a third-party from registering or using a trademark, our ability to establish name recognition based on our trademarks and compete effectively in our markets of interest may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

In addition to patent and trademark protection, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our consultants and vendors, or our former or current employees. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, however, any of these parties may breach the agreements and disclose our trade secrets and other unpatented or unregistered proprietary information, and once disclosed, we are likely to lose trade secret protection. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to enforce trade secret protection.

Furthermore, our competitors may independently develop knowledge, methods and know-how similar, equivalent, or superior to our proprietary technology. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, our key employees, consultants, suppliers or other individuals with access to our proprietary technology and know-how may incorporate that technology and know-how into projects and inventions developed independently or with third parties. As a result, disputes may arise regarding the ownership of the proprietary rights to such technology or know-how, and any such dispute may not be resolved in our favor. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us and our competitive position could be adversely affected. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

Risks Related to Government Regulation

The ARTAS System and our operations are subject to extensive government regulation and oversight both in the U.S. and abroad, and our failure to comply with applicable requirements could harm our business.

The ARTAS System and related products and services are regulated as medical devices subject to extensive regulation in the U.S. and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices:

•	design, development and manufacturing;

•	testing, labeling, content and language of instructions for use and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance and approval;

•	record keeping procedures;

•	advertising and promotion;

•	recalls and field safety corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;

•	post-market approval studies; and

•	product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

In the U.S., before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA or approval of a PMA application from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (preamendments device), a device that was originally on the U.S. market pursuant to an approved premarket approval, or PMA, application and later downclassified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance.

Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires, and the 510(k) clearance process sometimes requires, the performance of one or more clinical trials. Despite the time, effort and cost, we cannot assure you that any particular device will be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business.

In the U.S., we have obtained 510(k) premarket clearance from the FDA to market the ARTAS System for harvesting hair follicles from the scalp in men diagnosed with AGA who have black or brown straight hair. An element of our strategy is to continue to add new functionalities and enhance existing functionalities to the ARTAS System. We expect that certain modifications we may make to the ARTAS System may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	we may not be able to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or safe and effective for its intended use;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

•	the manufacturing process or facilities we use may not meet applicable requirements.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our products. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of medical devices and spur innovation, but its ultimate implementation remains unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may fail to obtain any marketing clearances or approvals, lose any marketing clearance or approval that we may have obtained and we may not achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. Notably, on January 30, 2017, President Trump issued an Executive Order, applicable to all executive agencies including the FDA, requiring that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency must identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This Executive Order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the Executive Order requires agencies to identify regulations to offset any incremental cost of a new regulation and approximate the total costs or savings associated with each new regulation or repealed regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within OMB on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. In addition, on February 24, 2017, President Trump issued an executive order directing each affected agency to designate an agency official as a “Regulatory Reform Officer” and establish a “Regulatory Reform Task Force” to implement the two-for-one provisions and other previously issued executive orders relating to the review of federal regulations, however it is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Even after we have obtained the proper regulatory clearance or approval to market a product, we have ongoing responsibilities under FDA regulations. The failure to comply with applicable regulations could jeopardize our ability to sell the ARTAS System and result in enforcement actions such as:

•	warning letters;

•	fines;

•	injunctions;

•	civil penalties;

•	termination of distribution;

•	recalls or seizures of products;

•	delays in the introduction of products into the market;

•	total or partial suspension of production;

•	refusal to grant future clearances or approvals;

•	withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our product or products; and

•	in the most serious cases, criminal penalties.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations.

We are subject to extensive governmental regulation in foreign jurisdictions, such as Europe, and our failure to comply with applicable requirements could cause our business to suffer.

We must maintain regulatory approval in foreign jurisdictions in which we plan to market and sell the ARTAS System.

In the European Economic Area or EEA, manufacturers of medical devices need to comply with the Essential Requirements laid down in Annex II to the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE mark to medical devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE Mark, manufacturers of medical devices must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. With respect to active implantable medical devices or Class III devices, the manufacturer must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation will however only become applicable three years after publication. Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an impact on the way we conduct our business in the EEA.

Modifications to the ARTAS System and any future products that receive 510(k) clearance may require new 510(k) clearances or PMA approvals, and if we make such modifications without seeking new clearances or approvals, the FDA may require us to cease marketing or recall the modified products until clearances or approvals are obtained.

The ARTAS System has received 510(k) clearance from the FDA. Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to the ARTAS System in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make similar modifications or add additional functionalities in the future that we believe do not require a new 510(k) clearance or approval of a PMA. The FDA has issued a guidance document intended to assist manufacturers in determining whether modifications to cleared devices require the submission of a new 510(k), and such guidance has come under scrutiny in recent years, the practical impact of which is unclear. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, which could require us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

We are subject to restrictions on the indications for which we are permitted to market our products, and any violation of those restrictions, or marketing of the ARTAS System for off-label uses, could subject us to regulatory enforcement action.

The FDA’s 510(k) clearance for the ARTAS System specifies the cleared indication for use of the product is dissecting hair follicles from the scalp in men diagnosed with AGA who have black or brown straight hair. The ARTAS System is intended to assist physicians in identifying and extracting hair follicular units from the scalp during hair transplantation.

We train our marketing and direct sales force to not promote the ARTAS System for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using the ARTAS System off-label when, in the physician’s independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use the ARTAS System off-label. Furthermore, the use of the ARTAS System for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including, among other things, the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, refusal to issue new 510(k)s or PMAs, withdrawal of existing 510(k)s or PMAs, refusal to grant export approvals, and civil fines or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

The ARTAS System may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with the ARTAS System, or a recall of the ARTAS System either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations. The FDA’s medical device reporting regulations require us to report to the FDA when we receive or become aware of information that reasonably suggests that the ARTAS System may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the ARTAS System. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. We cannot assure you that product defects or other errors will not occur in the future. Recalls involving the ARTAS System could be particularly harmful to our business, financial condition and results of operations because it is our only product.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for the ARTAS System in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

If we or our distributors do not obtain and maintain international regulatory registrations or approvals for the ARTAS System, our ability to market and sell the ARTAS System outside of the U.S. will be diminished.

Sale of the ARTAS System outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the U.S. While the regulations of some countries may not impose barriers to marketing and selling the ARTAS System or only require notification, others require that we or our distributors obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations or approvals, can be expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals in each country in which we plan to market the ARTAS System or that we will be able to do so on a timely basis. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances, or approvals may significantly differ from FDA requirements. If we modify the ARTAS System, we or our distributors may need to apply for additional regulatory approvals or other authorizations before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country, which could harm our business.

Regulatory clearance or approval by the FDA does not ensure clearance or approval by regulatory authorities in other countries, and clearance or approval by one or more foreign regulatory authorities does not ensure clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

We must manufacture our products in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of the ARTAS System and related products must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. The ARTAS System is also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

We cannot guarantee that we or any subcontractors will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of the ARTAS System. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with the ARTAS System or manufacturing processes could result in, among other things:

•	warning letters or untitled letters;

•	fines, injunctions or civil penalties;

•	suspension or withdrawal of approvals or clearances;

•	seizures or recalls of our products;

•	total or partial suspension of production or distribution;

•	administrative or judicially imposed sanctions;

•	the FDA’s refusal to grant pending or future clearances or approvals for our products;

•	clinical holds;

•	refusal to permit the import or export of our products; and

•	criminal prosecution to us or our employees.

Any of these actions could significantly and negatively impact supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and suffer reduced revenue and increased costs.

We may be subject to various federal and state laws pertaining to healthcare fraud and abuse, and any violations by us of such laws could result in fines or other penalties.

While procedures utilizing the ARTAS System are not currently covered or reimbursed by any third-party payor, our commercial, research and other financial relationships with healthcare providers and others may be subject to various federal and state laws intended to prevent healthcare fraud and abuse. Such laws include the U.S. federal Anti-Kickback Statute and similar laws that apply to state healthcare programs, private payors and self-pay patients; the U.S. federal civil and criminal false claims laws, such as the civil False Claims Act, and civil monetary penalties laws; state and federal data privacy and security laws and regulations; state and federal physician payment transparency laws; and state and federal consumer protection and unfair competition laws. Further, these laws may impact any sales, marketing and education programs we currently have or may develop in the future and the manner in which we implement any of those programs. Penalties for violations of these laws can include exclusion from federal healthcare programs and substantial civil and criminal penalties.

Recently enacted and future legislation may increase the difficulty and cost for us to sell our products.

In the U.S. and some non-U.S. jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, restrict or regulate post-approval activities and affect our ability to profitably sell our products. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, was enacted. The Affordable Care Act, imposed, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the U.S., which, due to subsequent legislative amendments, has been suspended from January 1, 2016 to December 31, 2017, and, absent further legislative action, will be reinstated starting January 1, 2018. It is uncertain the extent to which any challenges, amendments and attempts to repeal and replace the Affordable Care Act in the future may impact our business or financial condition. We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may potentially increase our costs to sell our product and decrease our profitability.

Risks Related to Our Common Stock and This Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The market price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	the continued growth in demand for the ARTAS System and ARTAS procedures;

•	our commercialization, marketing and manufacturing prospects;

•	the continuing productivity and effectiveness of our commercial infrastructure and salesforce;

•	our financial performance;

•	our intentions and our ability to establish collaborations and/or partnerships;

•	the timing or likelihood of regulatory filings and approvals for the ARTAS System for expanded indications and functionality;

•	our commercialization, marketing and manufacturing capabilities;

•	our expectations regarding the potential market size and the size of the patient populations for the ARTAS System;

•	the effective pricing of the ARTAS System, services and procedures;

•	the implementation of our business model and strategic plans for our business and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering the ARTAS System, along with any product enhancements;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our use of proceeds from this offering;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry, including competing therapies and procedures.

In addition, the stock markets in general, and the markets for medical device and aesthetic stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the market price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representative of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the market price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, stockholder approval of any golden parachute payments not previously approved and delayed adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $7.33 per share, based on an assumed initial public offering price of $8.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and our pro forma net tangible book value as of June 30, 2017. In addition, following this offering, purchasers in this offering will have contributed approximately 14.6% of the total gross consideration paid by stockholders to us to purchase shares of our common stock, through June 30, 2017, but will own only approximately 11.4% of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their over-allotment option, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current market price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering as of August 1, 2017, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 45.7% of our voting stock and, upon the closing of this offering, that same group will hold approximately 40.6% of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the market price of our common stock could decline. Based upon the number of shares outstanding as of June 30, 2017, upon the closing of this offering, we will have outstanding a total of 28,041,749 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, approximately 3,125,000 shares of our common stock, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of August 1, 2017, up to an additional 24,916,749 shares of common stock will be eligible for sale in the public market, 14,716,185 of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act. National Securities Corporation may, however, in its sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to certain requirements.

In addition, as of June 30, 2017, 4,792,529 shares of common stock that are either subject to outstanding options, reserved for future issuance under our equity incentive plans or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, the holders of approximately 23.3 million shares of our common stock, or approximately 93.5% of our total outstanding common stock as of June 30, 2017, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We intend to use substantially all of the net proceeds of this offering to fund the continued commercialization of the ARTAS System, fund planned research and product development activities and general corporate purposes. In addition, we will use cash on hand and may use the net proceeds from this offering to make regular payments on our loan with Oxford. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•	the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We do not intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends on our common stock for the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. Furthermore, pursuant to the loan and the security agreement between us and Oxford, we are not permitted to pay cash dividends in excess of $250,000 in aggregate per fiscal year without its prior written consent. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	the continued growth in demand for our ARTAS Robotic System, or ARTAS, for use in harvesting hair follicles for transplant;

•	our commercialization, marketing and manufacturing capabilities, plans and prospects;

•	the continuing productivity and effectiveness of our commercial infrastructure and salesforce;

•	our financial performance;

•	our intentions and our ability to establish collaborations and/or partnerships;

•	the timing or likelihood of regulatory filings and approvals for ARTAS for use in recipient site making or transplanting of hair follicles, and expanding the approved use of ARTAS for use in dissecting hair follicles to include women and individuals without straight brown or black hair;

•	our expectations regarding the potential market size and the size of the patient populations for ARTAS;

•	the effective pricing of ARTAS;

•	the implementation of our business model and strategic plans for our business and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering ARTAS, along with any product enhancements;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our use of proceeds from this offering;

•	our financial performance;

•	developments and projections relating to our competitors and our industry, including competing therapies and procedures; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for the ARTAS System, products and services, including data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,125,000 shares of common stock in this offering will be approximately $20.6 million, or approximately $24.0 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by approximately $2.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discount and estimated offering expenses payable by us, by approximately $7.4 million, assuming the assumed initial public offering price stays the same. This pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We intend to use our existing cash and cash equivalents, including the cash received in connection with our convertible notes financing in September 2017, together with the net proceeds from this offering as follows:

•	approximately $16.0 million to fund the continued commercialization of the ARTAS System, specifically expanding our U.S. and international sales and distribution infrastructure, expanding our planned physician and consumer marketing initiatives, and obtaining additional regulatory approvals;

•	approximately $2.0 million to complete the research and development of the robotic implantation functionality currently in clinical development;

•	approximately $5.0 million for other planned research and product development activities, other than in connection with the robotic implantation functionality, including improving and enhancing the ARTAS System and Procedure with additional developments; and

•	the remainder, if any, for working capital and general corporate purposes.

However, due to the uncertainties inherent in the development and commercialization of our products, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. As such, our management will retain broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including: (i) the success of our commercialization efforts for the ARTAS System, (ii) the amount of revenue we are able to receive from the ARTAS System sales, servicing and procedure based fees and (iii) our ability to receive regulatory approval for new product features or new approved uses. We will use our existing cash and, potentially a portion of the proceeds of this offering, to make scheduled payments of principal and interest of approximately $0.7 million a month until July 1, 2019 at which time the final scheduled payment is $1.3 million on our outstanding loan with Oxford Finance LLC, or Oxford. Our loan with Oxford accrues interest at prime plus 8.5% per annum and matures July 1, 2019. For additional information related to our outstanding loan, including the interest rate and maturity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments.”

We believe that our existing cash and cash equivalents, including the cash received in connection with the Convertible Notes, together with the net proceeds from this offering, will be sufficient to fund our planned operations for the 12 months following the date of this offering. For additional information regarding our potential capital requirements, see “Even if this offering is successful, we will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts” under the heading “Risk Factors.”

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Furthermore, pursuant to the loan and security agreement between us and Oxford, we are not permitted to pay cash dividends in excess of $250,000 in aggregate per fiscal year without its prior written consent. Subject to the foregoing, any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to: (i) the automatic conversion of all shares of our outstanding preferred stock at June 30, 2017 into an aggregate of 22,671,601 shares of common stock immediately prior to the consummation of this offering pursuant to our amended and restated certificate of incorporation; (ii) the conversion of convertible preferred stock warrants into common stock warrants immediately prior to completion of this offering and the related reclassification of our preferred stock warrant liabilities to additional paid-in capital; (iii) the receipt of $5.0 million in proceeds from the issuance of the Convertible Notes and the conversion of the aggregate principal amount of the Convertible Notes into 624,987 shares of common stock upon the consummation of this offering, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of 3,125,000 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	June 30, 2017
	Actual	Pro Forma	Pro Forma, as Adjusted
	(In thousands, except share and per share data)
Cash and cash-equivalents	$9,466	$14,466	$35,016

Debt, net of discount	$16,760	$16,760	$16,760

Preferred stock warrant liabilities	$886	$—	$—

Preferred stock, par value $0.0001 per share: 236,154,444 shares authorized, 22,671,601 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$145,960	$—	$—
Stockholders’ (deficit) equity:
Preferred stock, par value of $0.0001 per share: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Common stock, $0.0001 par value per share: 350,490,000 shares authorized, 1,620,161 shares issued and outstanding, actual; 300,000,000 shares authorized, 24,916,749 shares issued and outstanding, pro forma; and 300,000,000 shares authorized, 28,041,749 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	3,327	155,171	175,720
Accumulated other comprehensive income (loss)	(34)	(34)	(34)
Accumulated deficit	(156,827)	(156,827)	(156,827)

Total stockholders’ (deficit) equity	(153,534)	(1,688)	18,862

Total capitalization	$(7,574)	$(1,688)	$18,862

The outstanding share information in the table above excludes the following:

•	1,939,894 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2017 having a weighted-average exercise price of $1.76 per share;

•	385,126 shares of common stock issuable upon exercise of outstanding warrants;

•	279,510 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, as amended, as of June 30, 2017, which will become available for issuance under our 2017 Equity Incentive Award Plan after consummation of this offering;

•	1,913,831 shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

•	274,168 shares of common stock reserved for issuance pursuant to future awards under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of June 30, 2017, we had a historical net tangible book value (deficit) of $(154.3) million, or $(95.25) per share of common stock. Our net tangible book value (deficit) represents total tangible assets less total liabilities and convertible preferred stock divided by the number of shares of common stock outstanding on June 30, 2017. Our pro forma net tangible book value (deficit) as of June 30, 2017, before giving effect to this offering, was $(2.5) million, or $(0.10) per share of our common stock. Pro forma net tangible book value (deficit), before the issuance and sale of shares in this offering, gives effect to:

•	the automatic conversion of all shares of our outstanding preferred stock at June 30, 2017 into an aggregate of 22,671,601 shares of common stock immediately prior to the consummation of this offering pursuant to our amended and restated certificate of incorporation;

•	the conversion of convertible preferred stock warrants into common stock warrants immediately prior to completion of this offering and the related reclassification of our preferred stock warrant liabilities to additional paid-in capital;

•	the receipt of $5.0 million in proceeds from the convertible notes financing in September 2017, or the Convertible Notes, and the conversion of the aggregate principal amount of the Convertible Notes into 624,987 shares of common stock upon the consummation of this offering assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of June 30, 2017 would have been approximately $18.9 million, or $0.67 per share. This represents an immediate increase in pro forma as adjusted net tangible book value (deficit) of $0.77 per share to existing stockholders and an immediate dilution of $7.33 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.00
Historical net tangible book value (deficit) per share as of June 30, 2017	$(95.25)
Pro forma increase in net tangible book value (deficit) per share	$95.15
Pro forma net tangible book value (deficit) per share as of June 30, 2017	$(0.10)
Increase in pro forma net tangible book value (deficit) per share attributable to new investors	$0.77
Pro forma as adjusted net tangible book value (deficit) per share after this offering		0.67
Dilution per share to new investors participating in this offering		7.33

A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value (deficit) as of June 30, 2017 after this offering by approximately $2.9 million, or approximately $0.10 per share, and would decrease (increase) dilution to investors in this offering by approximately $0.90 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value (deficit) as of June 30, 2017 after this offering by approximately $7.4 million, or approximately $0.23 per share, and would decrease (increase) dilution to investors in this offering by approximately $0.23 per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value after this offering would increase to approximately $0.78 per share, and there would be an immediate dilution of approximately $7.22 per share to new investors.

To the extent that outstanding options or warrants with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. If all of our outstanding options and warrants described above were exercised, our net tangible book value as of June 30, 2017, before giving effect to the issuance and sale of shares in this offering, would have been approximately $(154.3) million, or approximately $(39.12) per share, and our pro forma as adjusted net tangible book value as of June 30, 2017 after this offering would have been approximately $18.9 million, or approximately $0.62 per share, causing dilution to new investors of approximately $7.38 per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of June 30, 2017, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $8.00 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discount and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	24,916,749	88.9%	$145,960,000	85.4%	$5.86
Investors participating in this offering	3,125,000	11.1%	$25,000,000	14.6%	$8.00
Total(2)	28,041,749	100%	$170,960,000	100%	$6.10

(1)	To the extent all of our outstanding options and warrants described above were exercised, for the existing shareholders, the number of shares purchased and the percent in the above table would be 27,241,769 and 82%, respectively, the total consideration amount and percent in the above table would be $150,960,000 and 85.8%, respectively, and the average price per share would be $5.54.
(2)	To the extent all of our outstanding options and warrants described above were exercised, the number of shares purchased in the above table would be 30,366,769, the total consideration amount in the above table would be $175,960,000 and the average price per share would be $5.79.

The tables and discussion above are based on (i) 1,620,161 shares of common stock outstanding as of June 30, 2017, (ii) 24,916,749 shares of common stock outstanding on a pro forma basis as of June 30, 2017 and (iii) 28,041,749 shares of common stock outstanding on a pro forma as adjusted basis as of June 30, 2017 after giving effect to this offering and exclude, as of that date, the following:

•	1,939,894 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $1.76 per share;

•	385,126 shares of common stock issuable upon exercise of outstanding warrants;

•	279,510 shares of common stock reserved for issuance pursuant to future awards under our 2015 Equity Incentive Plan, as amended, which will become available for issuance under our 2017 Equity Incentive Award Plan after consummation of this offering;

•	1,913,831 shares of common stock reserved for issuance pursuant to future awards under our 2017 Equity Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering; and

•	274,168 shares of common stock reserved for issuance pursuant to future awards under our Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective immediately prior to the consummation of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2016 and 2017 and the selected consolidated balance sheet data as of June 30, 2017 have been derived from our unaudited interim consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair presentation of our consolidated financial position and consolidated results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results should not necessarily be considered indicative of results that may be expected for the full year or any other period. You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands, except shares and per share data)
Consolidated Statements of Operations Data:
Revenue, Net	$17,230	$15,600	$6,746	$11,264
Cost of Revenue	12,513	10,431	4,863	6,578

Gross Profit	4,717	5,169	1,883	4,686
Operating Expenses:
Research and Development	7,399	7,474	3,554	3,841
Sales and Marketing	14,587	12,483	6,196	7,304
General and Administrative	3,256	4,144	1,853	2,410

Total Operating Expenses	25,242	24,101	11,603	13,555

Loss from Operations	(20,525)	(18,932)	(9,720)	(8,869)
Other Income (Expense), Net:
Interest Expense	(2,892)	(2,483)	(1,249)	(1,115)
Other Income (Expense), Net	446	(431)	(16)	(174)

Total Other Income (Expense)	(2,446)	(2,914)	(1,265)	(1,289)

Net Loss before Provision for Income Taxes	(22,971)	(21,846)	(10,985)	(10,158)
Provision for Income Taxes	—	—	—	24

Net loss attributable to common stockholders	$(22,971)	$(21,846)	$(10,985)	$(10,182)

Net loss per share attributable to common stockholders, basic and diluted (1)	$(14.70)	$(13.54)	$(6.82)	$(6.29)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted (1)	1,562,829	1,612,933	1,611,730	1,619,172

Pro forma net loss per share attributable to common stockholders, basic and diluted (2)		$(1.00)		$(0.43)

Weighted-average shares used in computing pro forma net loss attributable to common stockholders, basic and diluted (2)		21,453,380		23,051,497

(1)	Basic and diluted net loss per share attributable to common stockholders is computed based on the weighted-average number of shares of common stock outstanding during each period. For additional information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Pro forma basic and diluted net loss per share attributable to common stockholders and pro forma weighted-average number of shares used in computing pro forma basic and diluted net loss per share attributable to common stockholders reflect (i) the automatic conversion of all shares of our outstanding preferred stock at June 30, 2017 into an aggregate of 22,671,601 shares of common stock immediately prior to the consummation of this offering pursuant to our amended and restated certificate of incorporation; and (ii) the conversion of the convertible preferred stock warrants into common stock warrants as though the conversions had occurred at the beginning of the period. For additional information, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

	As of December 31,		As of June 30, 2017
	2015	2016
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$17,127	$11,906	$9,466
Working capital	20,429	4,889	824
Total assets	26,477	19,498	18,150
Debt, net of discount	19,713	20,450	16,760
Preferred stock warrant liabilities	347	693	886
Other long-term liabilities	—	563	512
Convertible preferred stock	123,662	135,735	145,960
Accumulated deficit	(124,799)	(146,645)	(156,827)
Total stockholders’ deficit	(122,205)	(143,544)	(153,534)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical technology company developing and commercializing a robotic device, the ARTAS System, that assists physicians in performing many of the repetitive tasks that are a part of a follicular unit extraction, or FUE surgery, a type of hair restoration procedure. We believe the ARTAS System is the first and only physician assisted robotic system that can identify and dissect hair follicular units directly from the scalp and create recipient implant sites. In addition to the ARTAS System, we also offer the ARTAS Hair Studio application, an interactive three-dimensional patient consultation tool that enables a physician to create a simulated hair transplant model for use in patient consultations. We received clearance from the U.S. Food and Drug Administration, or FDA, in April 2011 to market the ARTAS System in the U.S., and we have sold the ARTAS System into 29 other countries. As of June 30, 2017, we have sold 89 ARTAS Systems in the U.S. and 144 internationally. As of June 30, 2017, the ARTAS System and ARTAS Hair Studio application are protected by over 70 patents in the U.S. and over 100 international patents.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, see the notes to our consolidated financial statements.

Revenue Recognition

We generate revenue from sales of robotic systems and related harvest procedures, and related support and maintenance. We derive revenue primarily from two sources: (i) product revenue, which includes robotic systems sales, installation, software, harvest procedure key and disposable kits; and (ii) support and maintenance revenue, which includes support, training, and service contracts.

Revenue is recognized when all of the following criteria are met: (l) persuasive evidence of an arrangement exists; (2) the product or service has been delivered; (3) the sales price is fixed or determinable; and (4) collection is reasonably assured.

We define each of the four criteria above as follows:

•	Persuasive Evidence of Arrangement Exists. We use purchase orders pursuant to the terms and conditions of a master agreement with a distributor to support the evidence of an arrangement with distributors and use purchase agreements as evidence of arrangement with direct customers.

•	Delivery has Occurred. Provided that all other revenue recognition criteria have been met, for direct sales we typically recognize systems revenue upon customer acceptance, or upon shipment for systems sold to distributors and there are no further obligations and no rights of return. Harvest procedure revenue is recognized upon shipment of disposable kits and delivery of the key authorizing the ARTAS System procedure. Support and maintenance revenue is recognized over time as the services are delivered.

•	The Sales Price is Fixed or Determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. If the terms are extended beyond our normal payment terms, we will recognize revenue as the payments become due. Payments from distributors are not contingent on the distributors’ receiving payment from the end-users.

•	Collection is Reasonably Assured. We assess probability of collection on an individual basis based on a number of factors, including the credit-worthiness of the customer and past transaction history with the customer. We generally obtain a significant cash deposit from customers prior to shipment.

We record revenues net of sales tax and shipping and handling costs.

Multiple Element Arrangements

The ARTAS System includes a robotic system containing software components that function together to provide the essential functionality of the product. Therefore, our hardware products, which include the core software, are considered non-software deliverables and are not subject to industry-specific software revenue recognition guidance.

Our typical multiple element arrangement includes the robotic system (including the essential software), key authorizing the procedure, installation (for direct sales to end-users), product training and service contracts. We consider each of these deliverables to be separate units of accounting based on whether the delivered items have stand-alone value. We have determined that each unit of accounting has stand-alone value because they are sold separately by us or, for hardware products, because the customers can resell them to others on a stand-alone basis.

For the arrangements with multiple deliverables, we allocate the associated fee to each element based upon the relative selling price of such element. When applying the relative selling price method, we determine the selling price for each element using vendor-specific objective evidence, or VSOE, of selling price, if it exists, or if not, third-party evidence, or TPE, of selling price, if it exists. If neither VSOE nor TPE of selling price exist for an element, we use our best estimated selling price, or BESP, for that element. The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element.

We are not able to establish a selling price of our deliverables using VSOE or to determine TPE for our products and services. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained.

When we are unable to establish the selling price of our deliverables using VSOE or TPE, we utilize BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for a product or service by considering multiple factors including, but not limited to, industry and market conditions, competitive landscape, standard pricing practices and internal cost models. We perform an annual review of market conditions by region, pricing practices including discounting, and the type of customer, such as distributors versus direct sales. Additionally, we consider historical transactions, including transactions whereby the deliverable was sold on a stand-alone basis.

Deferred revenue consists of billings or payments received in advance of revenue recognition and primarily relate to support and maintenance. Deferred revenue that will be recognized during the twelve-month period following the balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Inventory

Inventory is stated at the lower of cost or market and cost is determined using the first-in, first-out method. Costs include material, labor and overhead. We regularly evaluate how realizable our inventory may be. Inventory which is obsolete or in excess of forecasted sales or usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of revenue and a new cost basis for the inventory is established.

We may be exposed to a number of economic and industry factors that could result in portions of our inventory becoming either obsolete or in excess of our forecasted sales or usage which include, but are not limited to, technological changes in our markets, our ability to meet changing customer requirements, competitive pressures on products and prices, and reliability and replacement of and the availability of key components from our suppliers. Assumptions used in determining our estimates of future demand may prove to be incorrect, which may result in inventory which is obsolete or in excess of forecasted sales or usage and require a future adjustment to its estimated net realizable value. Although considerable effort is made to ensure the accuracy of our forecasts of future demand, any significant unanticipated changes in demand or expected usage could have a significant negative impact on the value of our inventory and our operating results.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards, including stock options, using a fair-value based method. We estimate the fair value of share-based payment awards on the date of grant using a Black-Scholes-Merton option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period based on awards ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock-based awards granted to non-employees are accounted for at fair value. The associated expense is recognized over the period the services are performed by non-employees. The fair value of stock-based awards granted to non-employees was nominal for the periods presented.

Common Stock Valuations

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of fair value of our common stock, including, but not limited to:

•	rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	current business conditions and financial projections;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of our business;

•	the lack of marketability of our common stock, and the illiquidity of stock-based awards involving securities in a private company;

•	market multiples of comparable publicly traded companies;

•	stage of development;

•	industry information such as market size and growth; and

•	U.S. and global capital and macroeconomic conditions.

In determining the fair value of our common stock, we estimated the enterprise value of our business using the market approach and the income approach. Under the market approach, a group of guideline publicly traded companies with similar financial and operating characteristics as us were selected and valuation multiples based on these guideline public companies’ financial information and market data were calculated. Based on the observed valuation multiples, an appropriate multiple was selected to apply to our historical and forecasted revenue results. Under the income approach, forecasted cash flows were discounted to the present value at a risk-adjusted discount rate. We determined discrete free cash flows over several years based on forecast financial information provided by our management and a terminal value for the residual period beyond the discrete forecast, which are discounted at our estimated weighted average cost of capital to estimate our enterprise value. The estimated enterprise value was then allocated to the common stock using the Option Pricing Method, or OPM. We applied a discount for lack of marketability to account for a lack of access to an active public market.

Following this offering, it will not be necessary to determine the fair value of our common stock using these valuation approaches as shares of our common stock will be traded in the public market.

Warranty

We provide a one-year warranty on the ARTAS System and accrue for the estimated future costs of repair or replacement upon customer acceptance or shipment. The warranty expense is recorded to cost of goods sold and is based upon historical information for the cost to repair or replace the system. Warranty estimates are more subjective for products that have limited historical information. In the periods presented herein, there have been no material deviations in the estimated warranty expenses as compared to the actual warranty expenses incurred.

Preferred Stock Warrant Liabilities

We account for freestanding warrants to purchase shares of convertible preferred stock that are contingently redeemable as liabilities in the consolidated balance sheets at their estimated fair value because these warrants may obligate us to redeem them at some point in the future. At the end of each reporting period, changes in the estimated fair value of the warrants to purchase shares of convertible preferred stock are recorded as other income (expense), net in the consolidated statements of operations. We will continue to adjust the convertible preferred stock warrant liability to the estimated fair value of the warrants until the earlier of the exercise or expiration of the warrants or at such time as the warrants become convertible into warrants to purchase common stock, which will occur in connection with this offering.

The convertible preferred stock warrants are remeasured to fair value using an option pricing method, or OPM, or probability weighed expected return method, or PWERM, that incorporates the use of OPM, to allocate the estimated value of our company. The OPM treats classes of stock as call options on our enterprise value which takes into consideration differences in the right of various securities including rights to dividends, liquidation preferences, and conversion rights. The OPM prices the call option using the Black-Scholes model. The PWERM relies on a forward-looking analysis to predict the possible future value of a company by weighing discrete future outcomes.

The inputs used in calculating the estimated fair value of our convertible preferred stock warrants at each reporting period include the fair value of the underlying stock, expected term, risk-free interest rate, and volatility and represent our best estimate, however, inherent uncertainties are involved. As a result, if factors or assumptions change, the estimated fair value of the convertible preferred stock warrants could be materially different. The estimated expected volatility was derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the remaining term of the warrants. When making the selections of our industry peer companies to be used in the volatility calculation, we consider the size and operational and economic similarities our principle business operations. The estimated expected term represents either the lesser of (i) the remaining contractual term of the warrants or (ii) the remaining term under probable scenarios used to determine the fair value of the underlying stock. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax and financial reporting bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced through the establishment of a valuation allowance, if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized. Due to our historical operating performance and our recorded cumulative net losses in prior fiscal periods, our net deferred tax assets have been fully offset by a valuation allowance.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained on examination based on the technical merit of the position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.

We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments. We recognize interest charges and penalties related to unrecognized tax benefits as a component of the tax provision.

Factors Affecting our Results of Operations

We believe there are several important factors that have impacted, and that we expect will impact, our results of operations.

Adoption of the ARTAS System

The growth of our business depends on our ability to gain broader acceptance of the ARTAS System and the ARTAS procedure by successfully marketing and distributing the ARTAS System and the ARTAS procedure. If we are unable to successfully commercialize our ARTAS System and the ARTAS procedure, we may not be able to generate sufficient revenue to achieve or sustain profitability. In the near term, we expect we will continue to operate at a loss and we anticipate we will finance our operations principally through offerings of our capital stock and by incurring debt. If we are unable to raise adequate additional capital, we will be unable to maintain our commercialization efforts and our revenues could decline.

Significant Investment in our Sales and Marketing

As a result of declining ARTAS System unit sales in the U.S. and other regions in the second half of 2015 and early 2016, we introduced a new leadership team, made certain strategic changes to and investments in our U.S. sales and global marketing organizations, which included terminating certain personnel and hiring new personnel and realigning our reporting and leadership structure in the sales organization. For example, we increased the size of our U.S. sales force by hiring sales professionals with extensive experience selling to physicians in the aesthetic market. Beginning with the fourth quarter of 2016, ARTAS System sales increased in the U.S. We also strategically revised our branding and consolidated our regional marketing teams to standardize our messaging and focus of our marketing spending with an aim to be more efficient and cost-effective. As a result, we have seen a reduction in and improved efficiency of our marketing spending.

While we have increased revenues in 2017 as a result of increased unit sales, these sales initiatives have also increased our sales and marketing expenses. Furthermore, we anticipate as we continue to advance the commercialization of the ARTAS System, our sales and marketing expenses will continue to increase in the near term.

Revenue Composition and Trends

We derive our revenues from the sale and service of ARTAS Systems and procedure based fees, as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
	(in thousands)
Systems	$10,594	$7,193	$2,652	$6,448
Procedure based	5,766	6,927	3,496	3,834
Service related fees	870	1,480	598	982

	$17,230	$15,600	$6,746	$11,264

•	System revenue declined from 2015 to 2016 as a result of a decline in the number of ARTAS Systems sold, and increased in the first six months of 2017 compared to the first six months of 2016 primarily as a result of an increase in the number of ARTAS Systems sold. Unit sales of the ARTAS System have increased recently as a result of the leadership and sales and marketing changes implemented in the second half of 2016.

•	Revenue from procedure based fees increased from 2015 to 2016, and for the first six months of 2017 compared to the first six months of 2016. While procedure based fees increased during 2016 as compared to 2015 and first the six months of 2017 as compared to the first six months of 2016, the total number of procedures performed during these periods did not increase proportionally with the increase in the installed base of ARTAS Systems and we have experienced only a slight increase in the total number of procedures performed period-over-period.

•	Service-related fees increased from 2015 to 2016, and for the first six months of 2017 compared to the first six months of 2016, as our post-warranty installed base of ARTAS Systems increased. We expect service-related fees to grow as our post-warranty installed base grows worldwide.

As commonly experienced in the market for aesthetic procedures, we generally see the highest volume of ARTAS procedures during the fourth quarter, followed by the first quarter with subsequent declines in the second and third quarter, as compared to the respective preceding quarter. Consistent with this general trend, in 2016 and 2017 we experienced declines in total procedure volume from the first quarter to the third quarter in each year.

Historically, the majority of our revenue and our revenue growth has been generated through system sales. While we would expect our procedure based fees to continue to increase as our installed base of ARTAS Systems grows worldwide, the total number of procedures has not increased proportionally with the increase in our installed base and the number of procedures performed tends to vary from quarter-to-quarter. During the twelve months ended December 31, 2016, we sold 32 ARTAS Systems and, during the six months ended June 30, 2017, we sold 27 additional systems representing an aggregate installed base growth of approximately 34% from December 31, 2015, or 174 to 233 systems, yet our procedure based fee for the six months ended June 30, 2017 increased by approximately 10%, or $0.3 million, from the six months ended June 30, 2017. We believe that revenue from procedure based fees has not grown proportionally with the increase in our installed base and varies from quarter-to-quarter due to a number factors, including:

•	physician uptake causing a slow ramp-up to utilizing the ARTAS System, which is particularly evident with physicians who are new to hair restoration procedures or physicians who do not operate a solely hair restoration focused practice who are commonly the profile we are targeting;

•	capacity limitations with the current installed base of ARTAS Systems, which can result in procedure based fees not growing as quickly as system sales, as high performing practitioners are limited in the number of procedures that can be performed in any given period;

•	limited or no utilization of the ARTAS System after purchase as a result of a change in physician preference or practice;

•	the concentration of ARTAS procedures being performed on a limited number of ARTAS Systems leading to volatility between periods if particular high volume practitioners perform a smaller number of procedures in a given period which often happens during the summer period; and

•	the number of procedures performed vary from quarter-to-quarter as the hair restoration industry is characterized by seasonally lower demand during the summer period when both physicians and prospective patients take vacations.

In order to increase the number of procedures performed per ARTAS System unit, and in turn increase revenue from procedure based fees, we have, in connection with the leadership and sales and marketing changes implemented in the second half of 2016, initiated programs to assist certain physicians in marketing efforts, patient education and practice optimization to increase utilization of the ARTAS System. If these efforts are successful, we anticipate that the growth in procedure based fees will increase and that quarterly fluctuations in the number of total procedures performed will be reduced.

Growth in Revenue from Markets Outside the U.S.

Since launching the ARTAS System in 2011, we have obtained clearance to sell our products in a total of 61 countries. In June 2012, we obtained our CE mark to sell our product into the European Economic Area, or EEA. We have sold into 30 countries and sell directly into the U.S., Korea, Hong Kong, Singapore, Spain, Poland, Benelux and Scandinavia, and through distributors in the other countries. Most recently, we obtained clearance to sell in China in September 2016.

A significant portion of our revenues come from markets outside of the U.S. We believe that this trend will continue as a result of increased penetration in the countries where we sell the ARTAS System, as well as expansion into new international markets. The percentages of our revenues by region are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
U.S.	48%	43%	41%	42%
Europe and Middle East	17%	20%	17%	28%
Asia Pacific	17%	23%	26%	21%
Rest of World	18%	14%	16%	9%

Total	100%	100%	100%	100%

The ARTAS System unit sales declined from 2015 to 2016 as a result of decreased unit sales in the U.S. and the Rest of World region, partially offset by increased units in the Europe and Middle East and Asia Pacific region as well as increased procedure-based fees throughout the Rest of World region. The ARTAS System unit sales increased in the first six months of 2017 compared to the first six months of 2016 in the U.S., Europe and Middle East and Asia Pacific regions, partially offset by decreased unit sales in the Rest of the World region.

We expect our operating expenses to increase as a result of increased sales and marketing activity to promote penetration in markets outside the U.S. where we already sell the ARTAS System and geographic expansion into new markets.

Need for Additional Capital

Our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2016, raising substantial doubt about our ability to continue as a going concern. See “Liquidity and Capital Resources” and Note 1 to the consolidated financial statements for additional information describing the circumstances that led to the inclusion of this explanatory paragraph.

We have financed our operations primarily through private placements of our equity securities and debt related financing arrangements. We have never been profitable and have incurred net losses in each year since the commencement of our operations. Our net losses were $23.0 million and $21.8 million for the years ended December 31, 2015 and 2016, respectively, and $10.2 million for the six months ended June 30, 2017. As of June 30, 2017, we had an accumulated deficit of $156.8 million.

As of June 30, 2017, we had capital resources consisting of cash and cash equivalents of $9.5 million. In September 2017, we issued $5.0 million in aggregate principal amount of subordinated convertible notes that will convert into shares of our common stock upon the consummation of this offering. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the ongoing commercializing of the ARTAS System, increasing our sales and marketing efforts, and continuing research and development and product enhancements activities. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will allow us to fund our operating plan for at least the next twelve months. However, our operating plans may change as a result of many factors unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of burdensome debt covenants and repayment obligations, the licensing of rights to our technology, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Factors Affecting Comparability

We anticipate that our quarterly results of operations may fluctuate for the foreseeable future due to several factors, including the performance of our direct sales force and international distributors and unanticipated interruptions and expenses related to our operations. In addition, due to the long lead time to finalize ARTAS System unit sales with our physician customers, and the significant impact each unit sale has on a period’s revenues due to the price of each unit, our quarterly revenues may not be comparable from one period to another.

Furthermore, our industry is characterized by seasonally lower demand during the third calendar quarter of the year, when both physicians and prospective patients take summer vacations. A detailed discussion of these and other factors that impact our business is provided in the “Risk Factors” section in this prospectus.

Components of Results of Operations

Revenue, Net

We generate revenues from the sale and service of ARTAS Systems and procedure based fees. For procedure based fees, our physician customers in the U.S. generally pay in advance on a per follicle-basis for the follicles to be harvested, and on a per procedure basis for Site Making. Outside of the U.S., physician customers pay in advance, generally on a per procedure basis for both follicle extraction and Site Making. Our revenue has historically been net of discounts. In the six month period ended June 30, 2017 there were de minimis discounts. In the year ended December 31, 2016, the discounts amounted to $0.2 million. During the second quarter of 2017, we released an additional system upgrade for which we recorded $0.5 million in revenue during the six months ended June 30, 2017.

Cost of Revenue

Cost of revenue primarily consists of product, fulfillment, and customer service costs. Product costs include the cost of systems, disposable and reusable kits, and personnel-related costs, including salaries and benefits, bonuses, and stock-based compensation related to management of our contract manufacturer, and allocated shared costs (including rent and information technology). Fulfillment costs primarily consist of costs incurred in the shipping and handling of inventory, including shipping costs to our customers, and personnel-related costs, including salaries and benefits, bonuses, and stock-based compensation related to receiving, inspecting, warehousing, and preparing systems and kits for shipment. Customer service costs primarily consists of personnel-related costs, including salaries and benefits, bonuses, and stock-based compensation associated with service contracts, travel costs, and allocated shared costs (including rent and information technology). Cost of revenue also includes depreciation of property and equipment associated with cost of revenue activities.

Research and Development

Research and development expenses primarily consist of personnel-related costs, including salaries and benefits, bonuses, and stock-based compensation for our research and development employees, consulting services, clinical studies, supplies, allocated shared costs (including rent and information technology), and depreciation of equipment associated with research and development activities.

Sales and Marketing

Our sales and marketing expenses primarily consist of personnel-related costs, including salaries and benefits, bonuses, sales commissions, travel expenses, and stock-based compensation for our sales and marketing employees, consulting services, advertising, direct marketing, tradeshow, and promotional expenses, allocated shared costs (including rent and information technology), and depreciation of property and equipment associated with sales and marketing activities.

General and Administrative

General and administrative expenses primarily consist of personnel-related costs, including salaries and benefits, bonuses, travel expenses, and stock-based compensation for our executive, finance, legal, human resources, information technology and other administrative employees. In addition, general and administrative expenses include fees for third party professional services, including consulting, legal and accounting services, and other corporate expenses, and allocated shared costs (including rent and information technology), and depreciation of property and equipment associated with general and administrative activities.

Interest Expense

Interest expense consists of interest related to borrowings under our debt obligations.

Other Income (Expense), Net

Other income (expense), net primarily consists of income and expense related to the change in fair value of convertible preferred stock warrant liabilities.

Provision for Income Taxes

Provision for income taxes primarily consists of state and foreign income taxes. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets.

Results of Operations

Six Months Ended June 30, 2016 and June 30, 2017

	Six Months Ended June 30,		Change
	2016	2017	$	%
	(dollars in thousands)
Revenue, Net	$6,746	$11,264	$4,518	67%
Cost of Revenue	4,863	6,578	1,715	35

Gross Profit	1,883	4,686	2,803	149
Gross Margin	28%	42%
Operating Expenses:
Research and Development	3,554	3,841	287	8
Sales and Marketing	6,196	7,304	1,108	18
General and Administrative	1,853	2,410	557	30

Total Operating Expenses	11,603	13,555	1,952	17

Loss from Operations	(9,720)	(8,869)	851	(9)
Other Income (Expense), Net:
Interest Expense	(1,249)	(1,115)	134	(11)
Other Income (Expense), Net	(16)	(174)	(158)	988

Total Other Income (Expense)	(1,265)	(1,289)	(24)	2

Net Loss before Provision for Income Taxes	(10,985)	(10,158)	827	(8)
Provision for Income Taxes	—	24	24	—

Net Loss	$(10,985)	$(10,182)	$803	(7)%

Revenue, Net. Revenue increased $4.5 million, or 67%, to $11.2 million for the six months ended June 30, 2017, compared to $6.7 million for the six months ended June 30, 2016. System revenue increased $3.7 million, or 137%, to $6.4 million for the six months ended June 30, 2017, compared to $2.7 million for the six months ended June 30, 2016. The increase was primarily attributable to increased unit sales, as we sold 27 ARTAS systems during the six months ended June 30, 2017, compared to 12 ARTAS systems during the six months ended June 30, 2016 as a result of increased sales and marketing activities. The average sales price of the ARTAS System for the six months ended June 30, 2017 was substantially the same as the average sales price for the six months ended June 30, 2016, however, during the second quarter of 2017 we recorded $0.5 million in revenue related to an additional system upgrade. Procedure based fees increased $0.3 million, or 10%, to $3.8 million for the six months ended June 30, 2017, compared to $3.5 million for the six months ended June 30, 2016, primarily as a result of an increased number of ARTAS procedures due to a larger installed base. Service-related fees increased $0.4 million, or 64%, to $1.0 million for the six months ended June 30, 2017, compared to $0.6 million for the six months ended June 30, 2016, primarily due to the increase in post-warranty maintenance contracts sold as a result of the larger installed base.

Cost of Revenue. Cost of revenue increased $1.7 million to $6.6 million for the six months ended June 30, 2017, compared to $4.9 million for the six months ended June 30, 2016, primarily as a result of the increase in the number of ARTAS Systems sold during the six months. Gross margin increased to 42% for the six months ended

June 30, 2017, compared to 28% for the comparable period of 2016. The increase in gross margin was the result of reduced procedure kit costs and a decrease in customer support spending as we improved our service cost efficiency.

Research and Development. Research and development expense increased $0.3 million to $3.8 for the six months ended June 30, 2017, compared to $3.5 million for the six months ended June 30, 2016. The increase resulted primarily from work related to improvements to the ARTAS System harvesting and site making capabilities, as well as the development of the robotic implantation capability for our ARTAS System. We have regularly introduced new innovations and updates to the ARTAS System, and we intend to continue this innovation and expect to invest in research and development on an ongoing basis.

Sales and Marketing. Sales and marketing expenses increased $1.1 million to $7.3 million for the six months ended June 30, 2017, compared to $6.2 million for the six months ended June 30, 2016. The increase was primarily due to an increase in spending on advertising and other marketing activities.

General and Administrative. General and administrative expenses increased $0.5 million to $2.4 million for the six months ended June 30, 2017, compared to $1.9 million for the six months ended June 30, 2016. The increase was primarily the result of an increase in professional service costs, consisting of accounting, consulting, legal and other professional fees incurred in connection with our preparation to become a public company.

Interest Expense. Interest expense was $1.1 million for the six months ended June 30, 2017 and $1.2 million for the six months ended June 30, 2016 relating to our outstanding long-term debt obligations. Interest expense was consistent between the periods as there were no significant fluctuations in our outstanding long-term debt obligations and related interest rates.

Other Income (Expense), Net. Other income (expense), net increased by $0.2 million to $0.2 million of expense for the six months ended June 30, 2017. The increase was attributable to the change in the fair value of our convertible preferred stock warrant liability of $0.2 million for the six months ended June 30, 2017, compared to no change in fair value for the six months ended June 30, 2016. The change in the fair value of our convertible preferred stock warrant liability was primarily due to an increase in the fair value of the underlying convertible preferred stock.

Years Ended December 31, 2015 and December 31, 2016

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Revenue, Net	$17,230	$15,600	$(1,630)	(9)%
Cost of Revenue	12,513	10,431	(2,082)	(17)

Gross Profit	4,717	5,169	452	10
Gross Margin	27%	33%
Operating Expenses:
Research and Development	7,399	7,474	75	1
Sales and Marketing	14,587	12,483	(2,104)	(14)
General and Administrative	3,256	4,144	888	27

Total Operating Expenses	25,242	24,101	(1,141)	(5)

Loss from Operations	(20,525)	(18,932)	1,593	(8)
Other Income (Expense), Net:
Interest Expense	(2,892)	(2,483)	409	(14)
Other Income (Expense), Net	446	(431)	(877)	(197)

Total Other Income (Expense)	(2,446)	(2,914)	(468)	19

Net Loss before Provision for Income taxes	(22,971)	(21,846)	1,125	(5)
Provision for Income Taxes	—	—	—	—

Net Loss	$(22,971)	$(21,846)	$1,125	(5)%

Revenue, Net. Revenue decreased $1.6 million, or 9%, to $15.6 million in 2016, compared to $17.2 million in 2015. System revenue decreased $3.4 million, or 32%, to $7.2 million in 2016, compared to $10.6 million in 2015. The decrease was primarily attributable to decreased unit sales as we sold 32 ARTAS systems in 2016, compared to 46 ARTAS systems in 2015 as a result of our implementation of certain strategic changes in our U.S. sales force in 2016, including terminating certain personnel and hiring new personnel, and realigning our reporting and leadership structure in the sales organization, which disrupted some sales activities during this period. The average sales price of the ARTAS System for 2016 decreased slightly compared to the average sales price during 2015 due to changes in the mix of geographical regions where systems were sold. Procedure based fees increased $1.1 million, or 19%, to $6.9 million in 2016, compared to $5.8 million in 2015, primarily as a result of a higher number of ARTAS procedures due to a larger installed base. Service related fees increased $0.6 million, or 67%, to $1.5 million in 2016, compared to $0.9 million in 2015, primarily due to the increase in post-warranty maintenance contracts sold as a result of the larger installed base.

Cost of Revenue. Cost of revenue decreased $2.1 million to $10.4 million in 2016, compared to $12.5 million in 2015, primarily as a result of the decrease in the number of ARTAS Systems sold during the year. Gross margin increased to 33% in 2016, compared to 27% in 2015. The increase in gross margin was primarily due to increase in service-related fees from maintenance contracts as a result of the larger installed base while related customer support costs spending remained relatively flat. Similarly, there was an increase in procedure based fees, which did not result in significant incremental costs due to reduction in costs of disposable kits.

Research and Development. Research and development expenses increased $0.1 million to $7.5 million in 2016, compared to $7.4 million in 2015. The increase was related to salaries, benefits and consulting expenses related to on-going R&D activity.

Sales and Marketing. Sales and marketing expenses decreased $2.1 million to $12.5 million in 2016, compared to $14.6 million in 2015. The reduction was primarily due to lower personnel-related costs due to reduced headcount which resulted in a decrease of $1.3 million, as well as a reduction in spending on advertising and other marketing activities, as a result of our ongoing effort to be more efficient and cost effective in connection with marketing spending which resulted in a decrease of $0.8 million.

General and Administrative. General and administrative expenses increased $0.9 million to $4.1 million in 2016, compared to $3.2 million in 2015. The increase was primarily attributable to $0.5 million in severance expenses related to the departure of our former CEO, and $0.4 million of increased personnel-related costs.

Interest Expense. Interest expense decreased $0.4 million to $2.5 million in 2016, compared to $2.9 million in 2015. The decrease was mainly due to incurring $0.7 million of interest expense related to the early termination of our loans with Comerica Bank and Triple Point Capital in May 2015, with no similar expense recorded during 2016. The increase was offset primarily by higher interest expense related to our loan agreement with Oxford Finance LLC, or Oxford, due to a higher interest rate and outstanding balance when compared to our loans with Comerica Bank and Triple Point Capital.

Other Income (Expense), Net. Other income (expense), net decreased $0.9 million to $0.4 million of expense in 2016, compared to $0.5 million of income in 2015. The decrease was mainly due to the change in fair value of our convertible preferred stock warrant liability, resulting in expense of $0.3 million in 2016 compared to income of $0.6 million in 2015.

Liquidity and Capital Resources

To date, we have incurred significant net losses and negative cash flows from operations. Our net loss was $23.0 million and $21.8 million for the years ended December 31, 2015 and 2016, respectively, and $10.2 million for the six months ended June 30, 2017. As of June 30, 2017, we had an accumulated deficit of $156.8 million. These factors raise substantial doubt about our ability to continue as a going concern. At December 31, 2016 and June 30, 2017, we had cash and cash equivalents of $11.9 million and $9.5 million, respectively. In September 2017, we issued $5.0 million in aggregate principal amount of subordinated convertible notes that will convert into shares of our common stock upon the consummation of this offering.

In May 2015, we entered into a loan and security agreement with Oxford pursuant to which we borrowed $20 million. The loan will mature in July 2019. The loan with Oxford accrues interest at prime plus 8.5% per annum. Prior to January 1, 2017, only accrued interest on the borrowed amounts was due and payable on a monthly basis, with any outstanding accrued but unpaid interest being payable on the date we borrowed any additional amounts pursuant to the loan agreement if such funding date was not a regular interest payment date. Following January 1, 2017, the outstanding principal amounts on the borrowed amounts, plus accrued and unpaid interest, was due and payable in equal monthly amounts pursuant to a repayment schedule that has us making 30 equal monthly payments such that all amounts outstanding are repaid on or by July 1, 2019. Our obligations under the loan with Oxford are secured by all of our current and future assets, excluding any of our intellectual property. The outstanding principal balance on the Oxford loan was $21.3 million at December 31, 2016 and $17.3 million as of June 30, 2017. The loan agreement with Oxford contains various covenants. As of June 30, 2017, we were in compliance with all required covenants.

We have financed our operations principally through private placements of our capital stock, secured debt financing, and payments from customers. We anticipate that the proceeds from this offering, together with our existing cash and cash equivalents and cash generated from sales of our products will last through 12 months from the date of this offering. To the extent that we need additional capital to continue to fund our operations, we intend to obtain such capital through the sale of additional shares of capital stock or related securities. We are also considering refinancing our current debt, for which we pay principal and interest payments monthly, and this refinancing may provide additional cash. We may be unable to raise additional funds or refinance our debt on favorable terms, or at all. Our failure to raise additional capital or refinance our debt would have a negative impact on our financial condition and our ability to execute our business plan. Such conditions raise substantial doubt about our ability to continue as a going concern. See Note 1 of the consolidated financial statements.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with the ongoing commercialization of the ARTAS System, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope and timing of our investment in our commercial infrastructure and sales force;

•	the costs of commercialization activities including product sales, marketing, manufacturing and distribution;

•	the degree and rate of market acceptance of the ARTAS System and the ARTAS procedure;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to implement additional infrastructure and internal systems;

•	the research and development activities we intend to undertake in order to expand the approved indications of use for the ARTAS System;

•	the emergence of competing technologies or other adverse market developments;

•	any product liability or other lawsuits related to our products;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company; and

•	the costs associated with maintaining subsidiaries in foreign jurisdictions.

Cash flows

Six Months Ended June 30, 2016 and June 30, 2017

	Six Months Ended June 30,
	2016	2017
	(dollars in thousands)
Cash used in operating activities	$(8,691)	$(8,482)
Cash used in investing activities	(289)	(143)
Cash provided by financing activities	27	6,234

Operating Activities

For the six months ended June 30, 2017, cash used in operating activities of $8.5 million was attributable to a net loss of $10.2 million, partially offset by $1.0 million in non-cash charges and a net change in operating assets and liabilities of $0.7 million. The non-cash charges consisted primarily of amortization of debt issuance costs of $0.3 million, depreciation and amortization of $0.3 million, $0.2 million related to a change in fair value of preferred stock warrants, and stock-based compensation of $0.2 million. The net change in operating assets and liabilities was primarily attributable to a decrease in inventory of $0.6 million due to the sale of inventory in excess of purchases and an overall increase of $1.1 million in accounts payable and accrued and other liabilities due to growth in operations and the timing of receipt and payment of vendor invoices, partially offset by an increase of $0.9 million in accounts receivable and an increase of $0.2 million in prepaid expenses and other assets.

For the six months ended June 30, 2016, cash used in operating activities of $8.7 million was attributable to a net loss of $11.0 million, partially offset by a net change in operating assets and liabilities of $1.4 million and

$0.9 million in non-cash charges. The non-cash charges consisted primarily of depreciation and amortization of $0.4 million and amortization of debt issuance costs of $0.4 million. The net change in operating assets and liabilities of $1.4 million was due to a $1.4 million decrease in inventory due to the sale of inventory in excess of purchases and a $0.5 million decrease in accounts receivable due to stronger collections from customers, partially offset by an overall decrease of $0.7 million in accounts payable and accrued and other liabilities due to the timing of receipt and payment of vendor invoices.

Investing Activities

Cash used in investing activities related to the purchase of tooling and equipment and decreased by $0.1 million for the six months ended June 30, 2017, compared to the six months ended June 30, 2016.

Financing Activities

Cash provided by financing activities increased by $6.2 million for the six months ended June 30, 2017, compared to the six months ended June 30, 2016. The increase was due to the receipt of $10.2 million in net proceeds from the issuance of our Series C convertible preferred stock, partially offset by $4 million in principal payments made reducing our debt from Oxford.

Years Ended December 31, 2015 and December 31, 2016

	Year Ended December 31,
	2015	2016
	(dollars in thousands)
Cash used in operating activities	$(24,118)	$(16,164)
Cash used in investing activities	(536)	(1,171)
Cash provided by financing activities	8,887	12,114

Operating Activities

In 2016, cash used in operating activities of $16.2 million was attributable to a net loss of $21.8 million, partially offset by $2.2 million in non-cash charges and a net change in net operating assets and liabilities of $3.4 million. The non-cash charges consisted primarily of depreciation and amortization of $0.7 million, amortization of debt issuance costs of $0.7 million, stock-based compensation of $0.5 million, and change in fair value of preferred stock warrants of $0.3 million. The net change in operating assets and liabilities of $3.4 million was primarily attributable to a $2.9 million decrease in inventory due to the sale of inventory in excess of purchases, an overall increase of $1.2 million in accounts payable and accrued and other liabilities due to growth in operations and the timing of receipt and payment of vendor invoices, and a decrease of $0.3 million in prepaid expenses and other assets, partially offset by a $1.0 million increase in accounts receivable due to an increase in our post-warranty ARTAS Care maintenance and support contracts sold.

In 2015, cash used in operating activities of $24.1 million was attributable to a net loss of $23.0 million and a decrease from net change in operating assets and liabilities of $3.0 million, partially offset by non-cash charges of $1.9 million. The non-cash charges consisted primarily of amortization of debt issuance costs of $1.2 million, depreciation and amortization of $0.9 million, and stock-based compensation of $0.4 million, partially offset by change in fair value of preferred stock warrants of $0.6 million. The net change in operating assets and liabilities of $3.0 million was primarily attributable to a $3.4 million increase in inventory due to the purchase of inventory in excess of sales and an overall decrease of $3.5 million in accounts payable and accrued and other liabilities due to the timing of receipt and payment of vendor invoices, partially offset by a $3.5 million decrease in accounts receivable due to stronger collections from customers and a decrease of $0.4 million in prepaid expense and other assets.

Investing Activities

Cash used in investing activities increased $0.7 million, with $1.2 million used in 2016 and $0.5 million used in 2015. The increase was primarily attributable to tenant improvements paid by the landlord of our headquarters facilities in San Jose, California.

Financing Activities

Cash provided by financing activities increased by $3.2 million, with $12.1 million in net proceeds in 2016 and $8.9 million in 2015. In 2016, we raised $12.1 million in proceeds from the issuance of Series C preferred stock net of issuance costs. In 2015, we paid off our loans from Comerica and Triplepoint Capital with a new loan from Oxford, providing $4.6 million in cash. We also raised a net $4.2 million in proceeds from the issuance of our Series C preferred stock.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(dollars in thousands)
Debt obligations, including interest(1)	$9,420	$14,108	$—	$—	$23,528
Operating leases	489	1,021	1,084	188	2,782

Total contractual obligations	$9,909	$15,129	$1,084	$188	$26,310

(1)	Represents our loan with Oxford and our anticipated repayment schedule for the loan. Pursuant to our loan agreement with Oxford, the loan will mature July 1, 2019. The loan with Oxford accrues interest at prime plus 8.5% per annum. The outstanding principal balance on the Oxford loan was $21.3 million at December 31, 2016 and $17.3 million as of June 30, 2017, which includes a final payment of $1.3 million to Oxford on maturity of the loan.

The table above does not include purchase orders entered into in the normal course of operations. As of June 30, 2017, there have been no material changes to our contractual obligations from December 31, 2016.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily relate to interest rate and currency exchange rate fluctuations.

Interest Rate Risk

Our cash and cash equivalents are held in cash deposits and money market funds. Due to the short-term nature of these instruments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce our future interest income.

We are exposed to interest rate risk related to our debt obligations which are subject to variable interest rates. As of June 30, 2017, a 100 basis point increase in interest rates on our debt subject to variable interest rate fluctuations would increase our interest expense $0.1 million annually.

Foreign Currency Risk

Our sales contracts are primarily denominated in U.S. dollars and, therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. Dollar could increase the real cost of our products to our customers outside of the U.S., which could adversely affect our financial condition and operating results. In addition, a portion of our operating expenses are incurred outside the U.S. and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling, Euro, Hong Kong Dollar, and South Korean Won. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. A 10% increase or decrease in current exchange rates would not have a material effect on our financial results. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), or ASU 2015-17, which simplifies the presentation of deferred income taxes. ASU 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. We early adopted this standard retrospectively to all periods effective January 1, 2014 which resulted in all deferred tax assets and liabilities being classified as noncurrent in the consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30), or ASU 2015-03. ASU 2015-03 simplifies the presentation of debt issuance costs as a direct deduction from the carrying value of the debt liability rather than showing the debt issuance costs as an asset. We adopted this standard retrospectively to all periods effective January 1, 2016 which did not have a significant impact on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), or ASU 2014-15. ASU 2014-15 requires us to evaluate our ability to continue as a going concern and to provide related footnote disclosure in certain circumstances. We adopted this standard effective January 1, 2016 and have included the relevant disclosures in our consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended by ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12, and ASU No. 2016-20, collectively, ASU 2014-09. ASU 2014-09 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services and also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. ASU 2014-09 may be adopted either retrospectively to each prior period presented or with the cumulative effect recognized as of the date of initial application. Our final determination will depend on a number of factors, such as the significance of the impact of the new standard on our financial results, system readiness, and our ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary. We are in the initial stages of evaluating this standard and have not yet selected an adoption method, nor have we determined the effect of the standard on our consolidated financial statements and related disclosures. We expect to adopt this standard effective January 1, 2019.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies the accounting and reporting of share-based payment transactions, including adjustments to how excess tax benefits and payments for tax withholdings should be classified and provides the election to eliminate the estimate for forfeitures. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period for which financial statements have not been issued or made available for issuance. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, or ASU 2016-15. ASU 2016-15 identifies how certain cash receipts and cash payments are presented and classified in the Statement of Cash Flows. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. This standard should be applied retrospectively and early adoption is permitted, including adoption in an interim period. We are evaluating the impact that this standard will have on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. Under ASU 2016-02, a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. We are evaluating the impact and materially that this standard will have on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory, Simplifying the Measurement of Inventory (Topic 330), or ASU 2015-11. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017. This standard should be applied prospectively and early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

BUSINESS

Overview

We are a medical technology company developing and commercializing a robotic device, the ARTAS System, that assists physicians in performing many of the repetitive tasks that are a part of a follicular unit extraction surgery, a type of hair restoration procedure. We believe the ARTAS System is the first and only physician-assisted robotic system that can identify and dissect hair follicular units directly from the scalp and create recipient implant sites. The ARTAS System includes the ARTAS Hair Studio application, an interactive three-dimensional patient consultation tool that enables a physician to create a simulated hair transplant model for use in patient consultations. We received clearance from the U.S. Food and Drug Administration, or FDA, in April 2011 to market the ARTAS System in the U.S., and we have sold the ARTAS System into 29 other countries. As of June 30, 2017, we have sold 89 ARTAS Systems in the U.S. and 144 internationally. As of June 30, 2017, the ARTAS System and ARTAS Hair Studio application are protected by over 70 patents in the U.S. and over 100 international patents.

The ARTAS System is comprised of the patient chair, the cart, which includes the robotic arm, integrated vision system, artificial intelligence algorithms and a series of proprietary end effectors, which are the various devices at the end of the robotic arm, such as the automated needle and punch, that interact with the patient’s scalp and hair follicles and perform various clinical functions.

The image below depicts the ARTAS System cart, including the robotic arm and the needle mechanism which houses the automated needle and punch used for follicle dissection and site making, and the ARTAS User Interface.

According to the data collected by the International Society of Hair Restoration Surgery, or ISHRS, the global market for hair restoration procedures was approximately $2.5 billion in 2014. We believe the global hair restoration market will continue to grow due to several factors, including:

•	An aging population with disposable income and an increased acceptance of aesthetic procedures. According to data from the American Society for Aesthetic Plastic Surgery, or ASAPS, in 2016, Americans spent more than $15 billion on combined surgical and nonsurgical aesthetic procedures. Male aesthetic procedures have increased 325% since 1997.

•	A market shift to less invasive hair restoration procedures such as follicular unit extraction, or FUE, which, according to ISHRS, have increased from less than 10% of hair restoration procedures performed in 2004 to about 49% in 2014.

•	A greater number of physicians seeking patient direct pay procedures, such as hair restoration, due to increased government payor and private reimbursement restrictions.

This growing market has a significant potential patient population with approximately 35 million males in the United States suffering from androgenic alopecia, or AGA, also referred to as male pattern baldness. We have FDA clearance to market the ARTAS System in the U.S. for dissecting hair follicles from the scalp in men diagnosed with AGA who have black or brown straight hair. With this clearance we are able to market the ARTAS System treatment to a significant portion of this growing market.

Men suffering from AGA rely on a variety of non-surgical treatment options. One option is the use of prescription drugs such as Propecia, or over-the-counter topical treatments like Rogaine, that have limited efficacy. Propecia and similar drugs may also have side effects. Other options include cosmetic solutions such as wigs or spray-on applications which only mask the condition.

In lieu of these non-surgical options, many individuals opt for surgical procedures. Surgical procedures for hair restoration come in various forms. One common surgical treatment is often referred to as strip surgery or FUT, follicular unit transplantation. Strip surgery involves several steps including: the dissection of a large tissue strip from the patient’s scalp; the manual removal of each hair follicle from the scalp strip; following dissection making incisions at the scalp site where the follicles are to be implanted; and implanting the extracted follicles into the prepared implant sites on the scalp. The strip surgery procedure is invasive, as the surgeon must make a linear incision at the back of the patient’s scalp and remove a strip of the scalp approximately 8 inches long, one-half inch wide and one-half inch deep. Once the strip of tissue is removed, the physician sutures or staples the large wound closed. The procedure generally results in a long linear scar on the back of the patient’s head.

In contrast, FUE is significantly less invasive than strip surgery. In this procedure, the physician or technician removes individual hair follicles from the patient’s scalp without removing a strip of tissue. FUE can be performed with manual hand-held punches, automated hand-held devices or with the ARTAS System. Use of manual or automated hand-held devices requires significant time, and demands that complicated, repetitive and tedious tasks be performed by a trained technician or physician. We have developed the ARTAS System to provide robotic assistance for many of the tedious and repetitive tasks that are part of an FUE procedure.

The ARTAS procedure provides patients with a minimally invasive, less painful alternative to strip surgery. The ARTAS System has a faster recovery time and avoids the long linear scar at the back of the patient’s head. The ARTAS Hair Studio application allows patients to visualize the expected post-procedure outcome through a three-dimensional model. We believe this patient-physician interaction can provide patients more confidence and make the patient more comfortable in undergoing the procedure. Due to these advantages, we believe the ARTAS System and the ARTAS Hair Studio application are appealing to potential patients considering a hair transplant or those that are using less effective treatments, such as prescription therapeutics or other non-surgical products.

In addition to the advantages afforded to patients, we believe the ARTAS System and the ARTAS Hair Studio application provide compelling benefits for physicians. The ARTAS System’s image-guided robotic capabilities allow physicians to perform procedures with fewer staff than what might be required for a traditional strip surgery or a FUE procedure using hand-held devices. With the robotic assistance provided by the ARTAS System, we believe physicians and technicians will be able to perform the complicated, repetitive and tedious task of dissecting hair grafts with less fatigue and greater productivity than would be possible in a manual FUE procedure. In addition, we believe the ARTAS System, through its ergonomic and easy-to-use platform, in tandem with the high quality training we provide, can significantly shorten the learning curve for physicians and technicians.

We strategically market the ARTAS System to hair restoration surgeons, dermatologists, plastic surgeons and aesthetic physicians. We believe we are able to reach our target physician customers effectively through focused marketing efforts. These efforts include participation in trade shows, scientific meetings, educational symposiums, webinars and other activities. For physicians who purchase the ARTAS System, we provide comprehensive clinical training, practice-based marketing support, as well as patient leads. For example, we believe we help our physician customers increase the number of procedures performed by assigning a practice success manager, or PSM, to provide assistance in building the physician-customer’s hair restoration practice. Support from a PSM includes the deployment of patient marketing materials, assisting with social media and digital marketing strategies, and other marketing and sales support.

We generate our revenues from the sales and service of ARTAS Systems and procedure based fees. Our total revenues were $15.6 million and $17.2 million for the years ended December 31, 2016 and 2015, respectively, and $11.3 million and $6.7 million for the six months ended June 30, 2017 and 2016, respectively. For the year ended December 31, 2016 and the six months ended June 30, 2017, ARTAS System sales comprised 46% and 57%, procedure based fees comprised 44% and 34%, and service-related fees comprised 9% and 9% of our revenues, respectively.

Hair Loss as a Medical Condition

Hair loss comes in several forms and affects nearly 70% of men and 40% of women. The most frequently encountered form of hair loss is AGA, otherwise known as male pattern baldness, or MPB, and female pattern hair loss, or FPHL.

Hair is composed of a protein called keratin that is produced in the hair follicles in the outer layer of the skin. As follicles produce new hair cells, old cells are pushed out through the surface of the skin at the rate of about six inches per year. Visible hair is therefore a string of dead keratin cells. Each hair follicle has its own life cycle that can be influenced by age, ethnicity, disease and a variety of other factors. The life cycle of hair is divided into three phases:

•	Anagen: active hair growth phase, which can last between two and six years.

•	Catagen: transitional hair growth phase, which can last between two and three weeks.

•	Telogen: the resting phase, which can last between two and three months, after which the hair is shed.

AGA susceptibility is largely determined by genetics, though certain environmental factors may play a minor role. AGA is often induced by activation of androgen receptors in hair follicles by dihydrotesterone, or DHT.

DHT acts to inhibit and reduce the proper growth of hair in the follicles through a process called miniaturization. Miniaturization is caused by DHT attaching itself to receptor cells at the root of the genetically-susceptible hair follicle, which results in blocking the necessary nourishment for proper hair growth. The miniaturization process initially results in lighter, finer hairs and ultimately causes the follicle to shrink. As a result of this process, the growing, or anagen, phase is shortened and the resting, or telogen, stage is extended. Eventually, these hairs stop growing.

The density of the androgen receptors in hair follicles varies with location. Occipital hair follicles, or the hair follicles in the back of the head, have a low number of androgen receptors and have little or no response to DHT. As a result of this, the back of the head is generally the area from which hair follicles are harvested in a hair transplantation procedure, and consequently is commonly referred to as the permanent or donor area. Hair loss is typically restricted to the frontal-temporal area and the crown of the head, where the hair follicles are more sensitive to DHT.

AGA can have significant psychological effects, particularly among men with more extensive hair loss, younger men with early onset hair loss and single men. In a peer-reviewed study published in the JAMA Facial Plastic Surgery, Perception of Hair Transplant for Androgenetic Alopecia, which looked at the differences between men who were experiencing modest to extensive balding and men who had no balding, men who were balding reported feeling preoccupation, and moderate stress or distress, associated with their hair loss and maintained less body-image satisfaction. Furthermore, an additional randomized, controlled survey of 122 participants published in JAMA Facial Plastic Surgery indicated that men who underwent hair transplants were rated as appearing significantly more youthful, attractive, successful and approachable.

The Hair Loss Market

According to the census conducted by ISHRS, in 2010, more than $1.8 billion was spent globally on both non-surgical and surgical hair loss treatments. In general, the global market for aesthetic procedures marketed towards men is significant and growing. For example, according to ASAPS statistics, the number of aesthetic procedures performed on men in the U.S. increased 325% from 1997 to 2015, to approximately $1.3 billion. The patient market for hair loss is significant with approximately 35 million men suffering from AGA in the United States alone.

Hair Loss Treatment Options and Their Limitations

The treatments for hair loss can broadly be divided between non-surgical options and surgical procedures.

Non-Surgical Options

Non-surgical options for hair loss include prescription therapeutics and non-prescription remedies. In the U.S., the FDA has authorized two prescription therapeutics for hair loss: Rogaine which is applied topically, and Propecia which is ingested in pill form. Both Rogaine and Propecia have several drawbacks, including limited efficacy in some individuals and the need for strict patient compliance in order for the treatment to have meaningful effect. Both products require strict usage without breaks and often require a minimum of six months before meaningful effect is visible. Furthermore, while uncommon and not affecting all men, Propecia can cause multiple side-effects given its systemic administration, including impotence, swelling, dizziness and weakness. In addition to prescription therapeutics, non-surgical remedies for hair loss include wigs, hair pieces and spray-on applications, which also have significant drawbacks primarily due to an unnatural aesthetic look.

Surgical Procedures

Surgical procedures to address hair loss continue to evolve and become more popular. The first of these therapies, hair plugs, was developed in the late 1950s. A hair plug procedure involved harvesting groupings of hair follicles that were between two millimeters and four millimeters in size, and transplanting these follicles to the recipient site. Due to the size of the transplanted hair follicle groups, or plugs, the transplants resulted in an unnatural look with the patient often having a “doll-hair” like appearance, the clumping or grouping of hair follicles in a visibly uniform pattern. Because of the poor aesthetic results of hair plugs, strip surgery and FUE became increasingly more popular.

Strip Surgery

In a FUT procedure, or strip surgery, the physician uses a sharp scalpel to surgically remove a large strip of the patient’s scalp, approximately eight inches in length, and one-half inch in width and depth, from the donor area. The subsequent wound is sutured or stapled closed. Following the surgical removal of the strip of the scalp from the patient’s head, the follicular unit grafts, the natural groupings of hair follicles in the scalp, are removed from the strip of scalp by technicians using microscopes and scalpel blades. Following the removal of the individual hair follicles, technicians implant the individual hair follicles into hundreds to thousands of incisions in the patient’s scalp prepared by the physician. By harvesting individual hair follicles, the incisions made for implantation can be significantly smaller than used for hair plugs, and thus, the placement of the follicles better mimics the way hair grows naturally for a more natural look.

Strip surgery results in a linear scar which may enlarge over time creating a poor aesthetic outcome in the donor area. As a result, strip surgery patients are generally unable to wear their hair short without revealing the scar. Furthermore, multiple strip surgeries can cause a significant stretching of the scalp which can exacerbate the appearance of this scar. There can also be complications from strip surgery, such as ongoing pain at the scar site and potential nerve damage.

The image below illustrates how a typical scar from a strip surgery procedure could look.

Follicular Unit Extraction Using Hand-Held Devices

In part as a solution to the significant scarring and other drawbacks of strip surgery, the FUE procedure was developed in the early 2000s. In an FUE procedure, rather than surgically removing a portion of the patient’s scalp, each hair graft is individually dissected from the scalp for transplantation. Because a strip of the patient’s scalp is not removed, a FUE procedure avoids a long linear scar and reduces the post-operative pain associated with strip surgery. Following the dissection of the individual hair follicles, the physician uses a hand-held device to remove the hair follicles. After harvesting, the individual hair follicles are implanted in the same way as in a strip surgery procedure.

Drawbacks of Strip Surgery and FUE Surgery Using Hand-Held Devices

While strip surgery and manual FUE procedures can provide significant, long-term results in restoring hair, there are several limitations associated with these procedures.

•	Technician training. Strip surgery and manual FUE procedures require dexterity, demanding hand-eye coordination, and attention to detail by all members of the transplant team. Technicians must handle the delicate grafts carefully and place them into site incisions during implantation without damaging the grafts. For strip surgeries in particular, a technician must undergo significant training to dissect grafts under a microscope and it can take a significant period of time for a technician to become proficient.

•	Labor intensive. Both strip surgery and manual FUE procedures require a large team of technicians to perform the procedure, generally requiring between four and eight technicians. The labor intensiveness and time consuming nature of these techniques limits the number of procedures physicians are able to perform.

•	Long learning curve. Both strip surgery and manual FUE procedures require a major investment of time on the part of physicians and technicians to learn the technique. A physician must commit a substantial amount of time to learn the manual FUE harvesting technique and they often report that the technique is technically and ergonomically challenging. Initially, a physician may only be able to harvest a limited number of grafts per hour, which may ultimately affect the size of the hair transplant procedure the physician is able to perform. In addition, the follicles harvested by a physician using the FUE technique may not be of a high quality. Even physicians and technicians who are highly experienced may have results with high transection rates while performing a manual FUE procedure. For strip surgeries, there is a significant time investment made to train each technician to dissect grafts under a microscope, handle the delicate grafts with instrumentation and to place the grafts into the site incisions during implantation.

•	Surgical planning and recipient site making. In making the recipient sites into which hair follicles are transplanted, the ability of the physician and the technician to visualize and avoid injuring existing hair is limited to what they can achieve with magnified lenses. As a result, this limited visualization may compromise the aesthetic outcome. Additionally, manual site making can present additional issues and complications, including cutting into and damaging existing healthy hair, difficulty in matching existing hair angles, successfully creating a random distribution pattern for implantation in order to create a more natural look, and creating sites with a consistent and optimal depth.

•	Lack of high quality visualization tools for the patient. Generally, hair restoration physicians utilize before and after pictures of previous patients and grease pens to delineate the transplant area. These are typically the only available tools to assist the patient in understanding the aesthetic effect of the procedure and do not provide information to visualize the expected outcome illustrated on the actual patient.

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Inconsistency in performance. Both strip surgery and manual FUE procedures require either physicians or technicians to perform the repetitive and tedious tasks of dissecting grafts over a long period of time. In a strip surgery, the technicians are required to dissect the individual follicles from the harvested strip of the patient’s scalp, whereas in a manual FUE procedure the physician and technicians are required to harvest each individual follicle directly from the patient’s scalp. As a result of this lengthy and tedious process, the physician or technician may begin to fatigue and his or her ability to maintain the concentration necessary to consistently extract high-quality grafts without causing follicle damage may diminish. In addition, graft dissection productivity may decline during the long procedure due to fatigue.

The ARTAS Solution

We believe the ARTAS System addresses many of the shortcomings of other hair restoration procedures. For example, the ARTAS System is capable of robotically assisting the clinician through many of the most challenging steps of the hair restoration process, including the dissecting of follicles, site planning and recipient site making. We believe, with this assistance, the ARTAS System can help shorten the often long learning curve for both physicians and technicians to become proficient in performing hair restoration procedures. In addition, we believe that by assisting the physician and technicians with many of the repetitive and tedious tasks associated with the hair restoration procedure, the ARTAS System can make hair restoration procedures less labor intensive and can reduce inconsistent results. Further, we believe the ARTAS System’s Site Making functionality, which includes an enhanced imaging system and sophisticated algorithms, helps physicians avoid damaging existing follicles and enables them to create a more natural, aesthetically pleasing outcome for the patient. We also have a robotic implantation functionality in clinical development which, if cleared for marketing, will enable the ARTAS System to implant harvested hair follicles. Our platform also includes the ARTAS Hair Studio application which can simulate pre-procedure and post-procedure outcomes and can be utilized during the patient consultation and education process to better inform the patient on the expected end result of the procedure. While the cost to the patient for an ARTAS Procedure varies substantially based on the number of follicles harvested and implanted, such procedures will generally cost between $8,000 and $25,000.

The image below illustrates an example of possible results from an ARTAS Robotic Procedure based on an individual patient’s outcome:

Individual patient outcomes will vary based on a multitude of factors, including, but not limited to, the patient’s desired aesthetic outcome, the physician’s skill and his/her performance during the procedure, the number of grafts implanted, the number of planned hair restoration procedures a patient anticipates undergoing and a patient’s post-operative care of the scalp.

Advantages of the ARTAS Procedure

Patient Value. We believe the ARTAS System and the ARTAS Hair Studio application significantly improve the patient experience and outcome in hair transplantation procedures in the following ways:

•	Through the ARTAS System, the dissection of grafts is performed in a manner that leaves only small pinpoint scars that heal faster and are less detectable than the larger post-operative linear scar that is produced from strip surgery. As a result, an ARTAS procedure can, in many cases, offer a shorter recovery time and can enable patients to resume their daily lifestyle faster than with strip surgery. In addition, the ARTAS procedure can permit patients to wear their hair short without a noticeable scar.

•	The ARTAS Hair Studio application enables patients to interact with their physician to make educated decisions on graft numbers and implant placements to achieve their desired aesthetic outcome and to view a simulation of their potential result. We believe this process and interaction give patients more confidence in undergoing a procedure since they have direct input into their treatment and can preview the expected outcome.

•	The ARTAS Site Making functionality translates the physician-patient site design onto the patient’s recipient area. The ARTAS System’s enhanced imaging system and sophisticated algorithms enable the ARTAS System to rapidly create recipient sites at precise depths, replicate pre-existing hair angles, avoid damaging the healthy pre-existing hair and adjust the distribution of the recipient sites to optimally fill in the transplantation area. We believe these elements can contribute to a superior aesthetic outcome.

Physician Value. We believe the ARTAS System provides physicians compelling economic benefits and enables physicians to achieve consistent reproducible results. As a result, we believe the ARTAS procedure also offers an attractive addition to existing dermatology, plastic surgery or aesthetics practices that do not provide hair restoration procedures.

•	Hair restoration procedures are generally paid for by the patient and do not involve the complexity of securing reimbursement from third-party payors.

•	The ARTAS System’s image-guided robotic capabilities allow physicians to perform hair restoration procedures with fewer staff required than a traditional strip surgery or a manual FUE procedure. Procedures can also be performed with less physician and technician fatigue.

•	Because we provide high quality training for physicians and their clinical teams on the use of the ARTAS System and because the robotic system and its intelligent algorithms assist these teams in performing hair restoration procedures, we believe we can significantly shorten the learning curve necessary for hair transplantation procedures using the ARTAS System. This shorter learning curve can reduce barriers to entry for a new hair restoration practice. It can also ease the adoption of a new technology into existing practices.

Clinically-Established Results. Four peer-reviewed clinical publications have demonstrated the quality and consistency of grafts produced by the ARTAS System. One published study indicated average transection rates of hair follicles with the ARTAS System were as low as 6.6%, with a second study documenting average transection rates as low as 4.9% in a Korean population of patients. The third study documented that the ARTAS System can be programmed by the physician to select follicular units with larger groupings of hairs while skipping single hair grafts, which allows physicians to choose particular follicular units depending on the hair density they are trying to achieve, providing a clinical benefit as measured by the increase in hairs per harvest of 17% and as measured by the increase in hairs per graft of 11.4%. This study also demonstrates the ability of robotic follicular unit graft selection to increase the amount of hairs a physician can extract for each incision made in the donor area. The fourth study demonstrated that FUE cases larger than 2,500 grafts, or mega-sessions, are possible using the ARTAS System. These peer-reviewed publications demonstrate the reproducibility and consistency of dissection results from the ARTAS System in a diverse group of patients, even as the system is used by different clinicians. To our knowledge, there are no other peer-reviewed clinical publications that demonstrate the reproducibility of results utilizing other products in FUE or strip surgery procedures. We intend to encourage scientific research in the study of hair restoration to improve our technology solutions, enhance understanding of our industry and educate physicians on the capabilities of the ARTAS System.

The ARTAS System and Procedure

We believe the ARTAS System with the ARTAS Hair Studio application have improved multiple phases of the hair transplantation procedure, which include patient consultation, harvesting, recipient site making and implantation.

Patient Consultation

During the initial consultation process, potential patients want to understand their hair restoration procedure and visualize its aesthetic outcome. Traditionally, physicians have used pre-procedure and post-procedure pictures of previous patients to illustrate how a new patient’s results might look, requiring a patient to use their imagination to visualize the potential results. Physicians may also use a grease pen to draw the areas directly on the patient’s head to show where grafts could be implanted.

We introduced the ARTAS Hair Studio application in 2014 to make the consultation more informative, interactive and easy for physicians to utilize. The ARTAS Hair Studio application produces a three-dimensional rendering of the recipient area viewable on a tablet device. The physician can draw on the tablet to simulate alternative cosmetic outcomes. A patient can, in real-time, visualize the simulation and look at various outcomes based on the number of grafts to be implanted and placements of the graphs. Since hair transplantation prices charged by physicians often vary based on the number of grafts, this aids both the physician and patient in arriving at a site plan that balances outcome expectations and patient price sensitivities.

The following is an example of a ARTAS Hair Studio pre-procedure and post-procedure simulation:

Harvesting

During the harvesting phase of the hair restoration procedure, the robotic arm and integrated vision system work in tandem to identify the optimal hair follicles to be used in the procedure. The ARTAS vision system uses proprietary algorithms to identify individual hair follicles, growth angle, density, thickness, length and follicle grouping and to determine which grafts to dissect and the optimal order in which they should be dissected. The algorithms recalculate 60 times per second, accommodating patient movement, to provide the physician with accurate up-to-date information during the course of the procedure. We believe these assessments directly correlate to the quality of the outcome and the state of the donor area. This is important as we believe it affects how the donor area will appear following the procedure, and the potential viability for subsequent harvesting for future transplantation procedures. The ARTAS System harvesting user interface provides the physician with enhanced control during the procedure. An example of the harvesting user interface appears as follows:

Following the vision system’s identification of the optimal hair follicles for transplant, the ARTAS System dissects these follicles using a sharp needle to score the epidermis and a punch, coaxial with the needle, to separate the graft from the surrounding tissue. In the final step of the harvesting phase, the grafts are removed manually with forceps by the physician or the technician. The grafts are then cleaned, inspected and prepared for implantation.

During the procedure, the physician has the ability to customize the dissection incisions by choosing a needle and punch that will produce 0.8mm, 0.9mm or 1.0mm incisions. The image below illustrates a typical ARTAS System punch and needle:

The needle travels at approximately 2,500 mm to 3,000 mm per second when it contacts the skin. This provides targeted precision and a cleanly scored incision. The punch then spins at 3,000 rpm and loosens the grafts from the surrounding tissue. In a clinical setting, we have observed that the dissection cycle takes between one to two seconds per graft, depending on the length of the graft. In a clinical setting, the ARTAS System has been shown to move from graft to graft at a rate of approximately one to three seconds, thereby enabling the ARTAS System to dissect a graft every two to five seconds, or approximately 720 to over 1,800 grafts per hour. The ARTAS System enables the physicians to adjust dissection parameters to accommodate for different types of skin, and manipulate graft selection algorithms based on patient needs. The ARTAS System can be programmed to dissect as many grafts as appropriate thus maximizing the use of the donor area. It can also be programmed to dissect grafts with more than two hairs each, thereby increasing the hair yield or the number of hairs per graft.

During the harvesting phase of the hair transplantation procedure, the patient may be lightly sedated and the integrated vision system can track patient movement and pause if excessive movement is detected.

Recipient Site Making

Sites, or incisions, are created to receive the harvested grafts. This task is generally performed by the physician. Prior to the ARTAS System, site making was performed manually using a hand-held tool or needle to create hundreds to thousands of tiny incisions in the scalp. This is a critical step as it creates the hair pattern in which the harvested grafts will grow. From communications with physicians we have found that, typically, a physician can manually create approximately 1,500 sites per hour. Precision and consistency, however, can be affected by experience, hand-eye coordination and fatigue.

The ARTAS System Site Making functionality incorporates robotics to identify and avoid injuring healthy follicles in proximity of where sites are made. This prevents damaging existing healthy hair in the transplant area which we believe would result in patients with more hair than if the sites were made manually.

Robotic recipient Site Making, introduced in 2015, is performed by the physician, who develops the ARTAS System treatment plan, or map, identifying where to make the incisions on the patient. The treatment plan is prepared using three-dimension modeling software that takes one picture of the patient’s recipient area and generates a three-dimensional map that is utilized by the ARTAS System. With entry angle accuracy, consistency and precise depth control, the ARTAS System creates the recipient sites using a small solid core needle or a blade at a rate of approximately 2,500 to 3,000 sites per hour, which is significantly faster than the approximately 1,500 sites per hour achieved manually.

Implantation

Following the site making phase of the hair transplantation procedure, the physician and/or technicians manually implant the grafts in the robotically created sites made by the ARTAS System. To help facilitate implantation, we are developing a robotic implantation functionality. We believe this robotic implantation functionality, if approved, will help further shorten the learning curve, improve the consistency and reproducibility of results by protecting permanent hair and reducing inconsistencies associated with manual implantation, and could potentially reduce the amount of time each graft spends outside of the scalp and decrease the overall time required for implantation. During the clinical development of the robotic implantation functionality, we have explored several options for delivering this new functionality to existing ARTAS customers. While we have not determined how our current ARTAS System will be upgraded for this functionality, we are committed to providing our current customers a means to access the implantation functionality if and when it is approved.

This robotic implantation functionality is currently in clinical development and is not approved for commercial use. Our ongoing clinical trial for the implantation functionality is a multi-center, double arm, blinded control study comparing the safety and efficacy of the ARTAS System and manual implantation. The primary endpoint for the clinical trial is determining that the robotic implantation is not inferior to the manual implantation as determined by hair follicle growth at six months and nine months. As of May 31, 2017, a total of 32 patients have been enrolled in the trial. We expect to report the results of our clinical trial by the end of 2017, and if we receive relevant regulatory approvals, we expect to be able to offer this enhancement to the ARTAS System in 2018.

ARTAS Kits for Harvesting and Site Making

The ARTAS System utilizes a set of disposable and reusable kits for Harvesting and Site Making. Each system comes with a set of reusable items. The disposable kits are included with the purchase of procedures.

The Development of the ARTAS System

Since we started selling the ARTAS System in 2011, we have introduced a number of new functionalities and enhancements designed to make the use of the ARTAS System more intuitive for clinicians and more comfortable for patients with the ultimate goal of improving clinical outcomes. These new functionalities and enhancements are illustrated in the chart below:

From 2011 to 2015, we released iterative improvements to the ARTAS System, bringing enhancements in both user experience and system performance. The ARTAS System 5x upgrade introduced automated settings to the ARTAS System as well as improved clinical workflows, while our 6x upgrade provided an increase in harvesting speeds of approximately 45%. In 2015, we introduced the ARTAS System Site Making functionality, and in 2017, we introduced our latest upgrade, which updates both the ARTAS System hardware and software with a number of improvements and new functionalities, including a smaller robotic mechanism for improved reach, 0.8mm needle capabilities, and a 20% improvement in speed, as well as white lights and color cameras to improve the clinician experience. We are in clinical development of our new implantation functionality and plan to continue to update and improve the ARTAS System in the near term.

Our Growth Strategy

Our goal is to expand the commercialization of the ARTAS System so that it becomes the standard of care for hair transplantation. The key elements of our strategy to achieve this goal are to:

•	Broaden Our Physician Customer Base. In addition to continuing to market the ARTAS System to traditional hair restoration practices, we are expanding our direct sales efforts to include other physician specialties, such as dermatology and plastic surgery. In both the traditional hair restoration practices and other customer bases, we will be selective in identifying those practitioners who have a track record of successful integration of new technologies and a strong desire to build a hair restoration practice around the ARTAS System.

•	Expand Our International Business. According to ISHRS, the size of the international hair restoration market is larger than the U.S. market and in certain markets FUE is already believed to be the preferred method for hair restoration surgery. We are focused on increasing our market penetration overseas and building global brand recognition. In 2016, approximately 57% of our revenues were generated outside of the US. We intend to add distributors and sales support staff to increase sales and strengthen physician relationships in our international markets.

•	Continue to Innovate. Since the introduction of the ARTAS System in 2011, we have regularly introduced new innovations and updates to the ARTAS System, and we intend to continue this innovation going forward. For example, we are developing a robotic implantation functionality to the ARTAS System which is in clinical development. We also intend to continue to refine our harvesting technology and user interface, while making ongoing investments in research and development driven by customer feedback and market demands. Furthermore, we may pursue expanding the cleared indications of use beyond men with a specific hair type so that the ARTAS System can be more broadly utilized.

•	Drive Increased Utilization. In addition to revenues from system sales and servicing, we also generate revenue from procedure based fees. We will continue to work collaboratively with our physician customers to increase utilization by introducing new functionalities, technology and innovations. In addition, we believe we can increase procedure revenues by helping physicians build their practice through our marketing and training support. To achieve all of these goals, we intend to utilize our teams of clinical training managers, or CTMs, PSMs and field service engineers to work with and to support our physician customers in developing profitable ARTAS practices.

Factors Affecting our Growth

We believe there are a number of positive market factors that will help facilitate our growth.

•	Aging of the U.S. Population and Growing Emphasis on Retaining a Youthful Appearance. The “baby boomer” demographic segment, defined by the U.S. Census as Americans born between 1946 and 1964, represented over 24% of the U.S. population in 2015. In addition, baby boomers control approximately $2.7 trillion in spending power and 40% of all discretionary spending. The “Gen Xers”, born between 1965 and 1980, control a further 33% of discretionary income, according the U.S. Bureau of Labor Statistics. The size, disposable income and desire to retain a youthful appearance of these aging segments have been key drivers in the growth of hair restoration procedures and product consumption.

•	Market Growth and Shift to Less Invasive Procedures. We believe the emergence of FUE, a less invasive method for harvesting hair follicles, prompted a paradigm shift in the field of hair restoration. According to ISHRS estimates, FUE procedures constituted 48.5% of all hair restoration procedures in 2015, compared to only 7.4% of such procedures in 2006. During the same period, strip surgery fell to 51.0% of hair restoration procedures in 2015, compared to 90.8% of such procedures in 2006. The following chart illustrates this market shift.

We believe the emergence of the minimally invasive FUE procedure has prompted this growth in the hair transplantation market as many patients who may have been unwilling to consider strip surgery are now electing to have the FUE procedure done.

•	Emergence of Non-Traditional Practitioners. We believe that the ARTAS System will increase the pool of physicians who are interested in performing hair restoration surgery by reducing barriers to entry in a field that previously required substantial training. We believe doctors who did not previously provide hair restoration procedures are showing a greater interest in the field, bringing with them new patients from their own patient populations and investing in creating greater consumer awareness. According to data collected by us in 2017, the ARTAS System is used by different types of practitioners, including doctors specializing in hair transplant surgery, dermatology, plastic surgery, cosmetic surgery, general surgery, family medicine and all other practitioners, each representing 18%, 22%, 23%, 10%, 4%, 2% and 21%,, respectively, of our customer base. According to separate data collected by us in 2015, dermatologists conduct an average of over 3.5 procedures per month, while plastic surgeons conduct an average of about 2.5 procedures per month and all other practitioners conduct about four procedures per month. According to the 2015 practice census published by ISHRS, in the United States in 2014, 59% of surveyed members devoted the majority of their practice to hair restoration surgery. We believe with our enabling technologies and certain prescribed training, dermatologists, plastic surgeons and cosmetic aesthetic surgeons who do not offer hair restoration procedures today will be enabled to do so if they choose.

•	Changing Practitioner Economics. We believe government and private payor reimbursement restrictions worldwide have motivated many physicians to seek patient pay procedures, such as hair restoration surgeries, in order to grow their practices. We believe this trend will have a positive impact on demand for the ARTAS System.

Sales and Marketing

We generate revenues from the sale and service of ARTAS Systems and procedure based fees. Generally, our physician customers either purchase their procedures online or through distributors. In the U.S., customers pay in advance generally on a per hair follicle basis for the hair follicles to be harvested, and on a per procedure basis for Site Making. Outside of the US, physician customers pay in advance, generally on a per procedure basis for both hair follicle Harvesting and Site Making. Customers generally either purchase their ARTAS System directly or finance their purchase through third parties. We do not provide financing to our customers.

We sell the ARTAS System, provide service and generate procedure based fees through our direct sales force in the U.S. and in certain other countries internationally. We have also sold the ARTAS System in 30 countries, including the U.S., through 19 third-party distributors.

U.S. Sales

We sell the ARTAS System, provide service and generate procedure based revenue by helping our physician customers build their hair restoration practice, through a direct sales force in the U.S. which, as of May 31, 2017, included seven regional sales managers, or RSMs, seven CTMs and seven PSMs.

Regional Sales Managers

Our RSMs are responsible for coordinating and executing the direct sales of the ARTAS Systems. On average, our RSMs in the U.S. have more than eight years of experience selling aesthetic capital equipment. We target potential customers through marketing events and programs, and we leverage longstanding RSM relationships with dermatologists, plastic surgeons and cosmetic aesthetic surgeons.

Clinical Training Managers

Our CTMs provide high quality, comprehensive training and education to physicians on the use of the ARTAS System and on how to build their hair restoration practices. Our CTM team is comprised of seven highly-skilled professionals with an average of over 12 years of experience in training physician practices in hair restoration or other aesthetics procedures and surgery. We require this initial training to assist physicians and their staffs in performing the ARTAS procedure in accordance with the product’s cleared instructions for use. Prior to the installation of the ARTAS System, the CTMs meet with the physician and their technicians to assess the level of training that will be required.

Our CTM training programs involve product and procedure training. During this initial training, we typically have one to three CTMs on site. We have found that a key to adoption and utilization of the ARTAS System is clinical confidence in the ARTAS System technology and procedure. We often conduct onsite physician training when we introduce innovations, such as the ARTAS Hair Studio application and our Site Making functionality.

Practice Success Managers

Our PSMs are responsible for helping our physician customers build awareness and market the ARTAS procedure and increase ARTAS brand-awareness. Our PSMs average over ten years of experience in developing hair restoration practices and aesthetics practices. They form strong relationships with our customers and consult on how to integrate the ARTAS System into their practices, while raising awareness of the procedure among potential patients. This process often begins before the ARTAS System is installed at the customer site. Our PSMs work closely with the team that will manage the ARTAS business at the practice level to establish goals and develop detailed strategies to achieve these goals. This includes extensive training and coaching with respect to the patient consultation process. We provide easily implemented marketing tools allowing practices to create individually tailored website content, direct mail advertisements, print ads for magazines and newspapers and brochures. In addition, PSMs consult on methods to raise awareness of the ARTAS procedure through practice events, public relations, television, and radio advertising and other channels.

International Sales

We are developing selected markets outside the U.S. through a combination of direct selling and a network of distribution partners. As of August 1, 2017, we have three regional directors overseeing Asia, Europe, the Middle East, Africa and Latin America. These regional directors are responsible for coordinating direct sales, as well as the management of our distribution partners within these regions. There are four sales personnel directly selling in nine countries, as well as an international sales team of 14 employees supporting 21 independent distributors who market the ARTAS System in 29 countries. We require our distributors to provide technical service, clinical education, training and practice development.

In international markets, we utilize a variety of tools to market to physicians. We have three employees supporting marketing-related activities dedicated to international regions. We provide market support for our existing international ARTAS System owners that is substantially similar to the support we provide to owners in the U.S., either directly or indirectly through our distributors. We also market at major medical and scientific meetings, as well as tradeshows. Furthermore, we sponsor the ARTAS Symposia where physicians can view live ARTAS procedures and attend physician lectures and panel discussions led by key opinion leaders to learn how to develop successful ARTAS practices.

Competition

We compete directly in the surgical hair restoration market. We consider our direct competition to be strip surgeries and FUE procedures using hand-held devices. Among FUE procedures, we face specific competition from the manufacturers of hand-held devices, such as Neograft, which has been cleared by the FDA as a Class I device for use in hair transplantation procedures. We believe there are less than a dozen manufacturers of hand-held devices for FUE procedures. Neograft, similar to certain other hand-held FUE devices, consists of a hand-held sharp punch that is motorized to dissect and to use suction to remove grafts from the scalp.

We believe that the primary competitive factors in this market are:

•	company and product brand recognition;

•	effective marketing and education;

•	sales force experience and access;

•	product support and service;

•	technological innovation, product enhancements and speed of innovation;

•	pricing and revenue strategies;

•	product reliability, safety and durability;

•	ease of use;

•	consistency, predictability and durability of aesthetic results;

•	procedure costs to patients;

•	dedicated practice development teams; and

•	dedicated clinical training teams.

Many of our surgical device and equipment competitors have greater capital resources, sales and marketing operations and service infrastructures than we do, as well as longer commercial histories and more extensive relationships with physicians.

Strip surgery and some manual FUE procedures have a greater penetration into the hair restoration market. We face resistance from some established hair restoration practices in converting to ARTAS procedures due to workflow and staffing changes required, even though we believe that staffing requirements are reduced with the adoption of ARTAS procedures.

We face competition to recruit and retain qualified sales, training and other personnel.

We face competition for attention from our distributors as they may also sell other non-competing products.

Our indirect competition includes non-surgical treatments for hair loss, such as prescription therapeutics, including Propecia, and non-prescription remedies, such as wigs, hair pieces and spray-on applications. We also face competition from other aesthetic devices that physicians may consider adding to their practice in lieu of building a hair restoration practice.

Research and Development

Since we started selling the ARTAS System in 2011, we have introduced a number of new functionalities and enhancements designed to make the use of the ARTAS System more intuitive for clinicians and more comfortable for patients with the ultimate goal of improving clinical outcomes.

Our research and development efforts are focused on improvements which continue to refine our Harvesting and Site Making functions. We are also developing a robotic implantation functionality for the ARTAS System which is in clinical development. We also intend to continue to improve our user interface, while making ongoing investments in research and development driven by customer feedback and market demands. For the years ended December 31, 2015 and 2016 and the six months ended June 30, 2017, we incurred research and development expenses of $7.4 million, $7.5 million and $3.8 million, respectively.

As of August 1, 2017, we had a staff of 24 employees in research and development. We work closely with experts in the hair restoration community to supplement our internal research and development resources.

Intellectual Property

Patents and Proprietary Technology

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of June 30, 2017, we had 78 issued U.S. patents, primarily covering the ARTAS System and methods of use, the earliest of which expire in 2021, 22 pending U.S. patent applications, 101 issued foreign patents, some of which preserve an opportunity to pursue patent rights in multiple countries, and 37 pending foreign patent applications.

Our patents cover the ARTAS System’s robotic mechanism, vision system, methods and algorithms of harvesting and making recipient sites, industrial designs and hardware. Our pending patent applications may not result in issued patents, and we cannot assure you that any current or subsequently issued patents will protect our intellectual property rights. Third parties may challenge certain patents issued to us as invalid, may independently develop similar or competing technologies or may design around any of our patents. We cannot be certain that any of the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these countries as fully as in the U.S.

There is no active patent litigation involving us and we have not received any notices of patent infringement.

As of June 30, 2017, we have 114 pending and registered trademark filings worldwide, some of which may apply to multiple countries, providing coverage in up to 52 countries.

License Agreement with HSC Development LLC and James A. Harris, MD

In July 2006, we entered into a license agreement, or the HSC license agreement, with HSC Development LLC, or HSC, and James A. Harris, M.D., as amended, pursuant to which we received an exclusive, worldwide license to develop, manufacture and commercialize products covered by any of the licensed patent rights or that incorporate the licensed technology in the field of performance of hair removal and implantation, including transplantation, procedures using a computer controlled system in which a needle or other device carried on a mechanized arm is oriented to a follicular unit for extraction of same, or to an implant site for implantation of a follicular unit, or some combination thereof. Under the HSC license agreement, we are developing the ARTAS System to be utilized as a robotic system to assist a physician in performing hair restoration procedures. In consideration for the license, we issued to HSC 25,000 shares of our common stock and paid HSC a one-time payment of $25,000. The license grant is perpetual, and the license agreement does not provide a right for HSC or Dr. Harris to terminate the HSC license agreement. The licensed patents cover, in general, a method and device for the extraction of follicular units from a donor area on a patient. The method includes scoring the outer skin layers with a sharp punch, and then inserting a blunt punch into the incision to separate the hair follicle from the surrounding tissue and fatty layer. The method and device significantly decrease the amount of follicular transection and increase the rate at which follicular units can be extracted. There are other embodiments not herein disclosed. The licensed patents will expire from 2025 through 2030.

Clinical Research

We believe that clinical research is a critical element in demonstrating to physicians the benefits of the ARTAS System and robotic hair transplantation in contrast to other approaches such as strip surgery and manual FUE. We believe that the ARTAS System is the only FUE device for which human clinical data has been submitted to the FDA as part of the 510(k) clearance process. The clinical trials we have conducted and are presently conducting include:

•	In support of our existing 510(k) clearances, we conducted a multi-center, prospective, blinded clinical study under an investigational device exemption, or IDE, to compare the safety and effectiveness of the ARTAS System to the manual hair follicle harvesting method following a nine-month period of post procedural evaluation. A total of 36 patients were treated. There were no adverse events, serious adverse events or unanticipated adverse events. In comparing the implant results by hair follicle harvest method, the ARTAS System performed equivalently to the manual harvest method at nine months. Both the primary safety and primary efficacy endpoints were achieved.

•	We are conducting another clinical study for robotic implantation of dissected hair grafts under an IDE. The clinical trial is a multi-center, blinded clinical study comparing the safety and effectiveness of the ARTAS System to manual implant of hair follicle. The primary endpoint of this trial is demonstration that the robotic implantation functionality is not inferior to manual implantation as determined by follicle growth at six months and nine months. A total of 32 patients have been enrolled in the trial. We expect to apply for 510(k) clearance in the third quarter of 2017 and expect to receive clearance for the use of the ARTAS System to implant harvested hair grafts by the end of 2017.

Manufacturing

The ARTAS System, reusable and disposable kits and upgrade kits are assembled exclusively for us by Evolve Corporation, or Evolve, a contract manufacturer based in Fremont, California. We have two master agreements with Evolve for the supply of the ARTAS System, and consumable products, including reusable and disposable procedure kits and upgrade kits used with the ARTAS System, pursuant to both of which we make purchases on a purchase order basis. The terms of these master agreements are substantially similar. The master agreement for the sale of ARTAS Systems was effective beginning on April 1, 2016 and the master agreement for the sale of kits used with the ARTAS System was effective beginning on March 1, 2016. Both agreements are effective for an initial term of two years and will continue to automatically renew for additional twelve month periods, subject to either party’s right to terminate the agreement upon 180 days advance notice during the initial term if our quarterly forecasted demand falls below 75% of our historical forecasted demand for the same period in the previous year or upon 120 days’ advance notice after the initial term. We have an agreement with Evolve for the pricing of certain components at certain quantities, which requires a minimum purchase from us. Otherwise, without this agreement, Evolve is not required and may not be able or willing, to meet our future requirements at current prices, or at all. We recently amended this agreement to extend the maturity date until August 2018.

A significant majority of our sub-suppliers contract directly with Evolve, however, in order to ensure we have adequate supply of certain of our products, we have entered into agreements under which we provide purchase orders directly to and guarantee an annual minimum quantity of items we will purchase from Zenitram Manufacturing, Inc. and Vita Needle Company, which provide the punches and needle clips, and needles, respectively, for the ARTAS System.

The components that make up the ARTAS System are manufactured by many different providers, including major components manufactured by sole source suppliers, such as the robotic arm, which is manufactured by Stäubli Corporation, the cameras, which are manufactured by FLIR Integrated Imaging Solutions Inc. and the product casing, which is manufactured by Preproduction Plastics Inc. Each of the ARTAS Systems undergoes testing at multiple interim stages during the manufacturing process, and is tested during one last time prior to delivery.

Given that we utilize one partner to assemble the ARTAS System and the reusable and disposable kits, and source manufacturing of its component parts, we do not believe we could replace Evolve without incurring any material delay or other significant effects on production. We may also have difficulty maintaining sufficient production requirements in the event that Evolve’s relationship with any of Evolve’s sole source suppliers or manufacturers terminates in the future. Where practicable, we are seeking, or intending to seek second-source manufacturers for certain of our components. We believe that existing third-party facilities will be adequate to meet our current and anticipated manufacturing needs. In the last three years, we have not experienced any material delays in obtaining any of our products, nor has the ready supply of finished product to our customers been adversely affected.

In the U.S., we and Evolve are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR. The QSR covers the methods and documentation used in, and the facilities used for the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. In international markets, we also maintain various quality assurance and quality management certifications. We have obtained the following certifications that enable us to market our products in the European Union member states: Quality Management System ISO 13485 certificate, EC certificate #3806999CE01. We have additionally obtained and maintain our product registration in a number of other foreign markets such as Canada and China.

Services and Support

We provide a warranty that typically has a term of one year and covers all the components of the system. Once the warranty expires, customers have the option of purchasing a service contract, which is typically for a term of one or two years. The service contracts that we offer cover preventative and corrective maintenance visits for all components of the system as well as system updates.

For both warranties and service contracts, the customer’s typical first point of contact for system failures or other technical issues is our technical support line. If the problem cannot be resolved over the phone or by directly connecting to the customer’s system electronically, a field service engineer will be dispatched to the customer site. We have a 24-hour response time for service calls. Our goal is to minimize the disruption caused by a service event.

We strive to provide highly responsive service and support for the ARTAS System. Our disposable and reusable kits are shipped from Legacy Transportation Services Inc. All kits are identified with lot numbers and date codes that indicate the expiration date of the product and are fully warranted until the date of expiration. We maintain a staff of customer service personnel in our San Jose, California facility that is available by phone to answer questions regarding the use of the ARTAS System. In addition, in the U.S. and certain international territories, our direct service organization provides on-site support and training to our customers in the use of the ARTAS System.

In the U.S. and certain international territories, the ARTAS System is shipped to a customer’s site for installation and training by one of our CTMs. Our Field Service Engineers, CTMs and PSMs provide post-installation support and service.

In markets where we utilize distributors, the ARTAS System is serviced and supported through our independent distributors. We typically provide distributors with a warranty for each ARTAS System during the warranty period. Once the warranty period ends, the distributors have the option to continue providing support to the end-user customer by purchasing parts through our Parts and Services program or on an as-needed basis.

Government Regulation

Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities in the U.S., as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the U.S. under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval application, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient, and Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed. To date, our products have been subject to the 510(k) clearance process.

510(k) Marketing Clearance Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is ‘‘substantially equivalent’’ to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from nine to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA may review these letters-to-file during an inspection. If the FDA disagrees with a manufacturer’s determination that no 510(k) was required for the change, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. The FDA has issued guidance, originally in 1997, to assist device manufacturers in making the determination as to whether a modification to a device requires a new 510(k).

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	complying with the new federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database, or GUDID;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export or import approvals for our products; or

•	criminal prosecution.

Other Health Care Laws

In addition to FDA restrictions on the marketing and promotion of medical devices, other federal and state healthcare laws and regulations could restrict our business practices. Although none of the procedures using our products are covered by any federal or state government healthcare program or any other third-party payor, applicable agencies and regulators may nonetheless interpret that we are subject to numerous federal healthcare anti-fraud laws, which include the federal Anti-Kickback Statute, False Claims Act and physician payment transparency laws that are intended to reduce waste, fraud and abuse in the healthcare industry, and analogous state laws that may apply to healthcare items and services paid for by any payors, including private insurers. In addition, we are subject to certain state reporting requirements in states with physician payment transparency laws that apply regardless of payor. Violations of any of these health regulatory laws may result in potentially significant penalties, including criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Healthcare Reform

The U.S. and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. For example, the implementation of the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act, or the Affordable Care Act, has changed healthcare financing and delivery by both governmental and private insurers substantially and has affected medical device manufacturers significantly. The Affordable Care Act imposed, among other things, a new federal excise tax on the sale of certain medical devices, which is suspended but, absent further legislative action, will be reinstated starting January 1, 2018. In addition, the Affordable Care Act provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. The new Presidential Administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. It is uncertain the extent to which any such changes may impact our business or financial condition. We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could result in reduced demand for our products or additional pricing pressure.

Employees

As of August 1, 2017, we had 91 employees, with 33 employees in sales and marketing, 17 employees in customer support, 24 employees in research and development, including clinical, regulatory and certain quality control functions, five employees in manufacturing operations and 12 employees in general management and administration. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located in San Jose, California, where we lease and occupy an approximately 23,000 square foot facility of office space, research and development, regulatory, finance and other administrative functions. The current term of our lease expires in April 2022, with an option to extend for an additional five-year term. We believe that our existing facilities are adequate to meet our needs for the foreseeable future as we continue to implement our current commercial strategy.

Legal Proceedings

We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. However, we may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a medical device business. These matters may include product liability, intellectual property, employment and other general claims. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of August 1, 2017:

Name	Age	Position(s)
Executive Officers and Employee Directors
Ryan Rhodes	55	President, Chief Executive Officer and Director
Gabriele Zingaretti	43	Chief Operations Officer
Charlotte Holland	59	Chief Financial Officer
Ray Lee	61	Vice President, Regulatory Affairs and Quality Assurance
Brent Nixon	54	Vice President, Global Sales
Gregory Anderson	56	Vice President, Marketing

Non-Employee Directors
Frederic Moll, M.D.	65	Chairman of the Board
Jeffrey Bird, M.D., Ph.D.	57	Director
Gil Kliman, M.D.	58	Director
Emmett Cunningham, Jr., M.D., Ph.D.	56	Director
Craig Taylor	67	Director
Shelley Thunen	64	Director

Executive Officers and Employee Directors

Ryan Rhodes has served as our President and Chief Executive Officer since July 2016 and as a member of our board of directors since July 2016. From January 2002 to June 2015, Mr. Rhodes held a number of positions at Intuitive Surgical Inc., a market leader in surgical robotics, including Vice-President of World-Wide Clinical Marketing, Senior Director of World-Wide Marketing and Director of Marketing. Prior to Intuitive Surgical Inc., Mr. Rhodes spent over 11 years in various management positions in sales, marketing, professional education, and market development at Ethicon Inc., a Johnson & Johnson Company. Mr. Rhodes holds a B.A. in Public Administration from San Diego State University. We believe Mr. Rhodes is qualified to serve on our board of directors due to experience in sales and marketing and his role as the chief executive of our business.

Gabriele Zingaretti has served as our Chief Operations Officer since February 2016. Prior thereto, from 2008 to September 2012 Dr. Zingaretti served as a Senior Software Engineer, from September 2012 to March 2013 as a Vice President and from 2013 until February 2016 as Vice President of Research & Development. From 2000 to 2007, Dr. Zingaretti developed advanced algorithms for detecting breast cancer at R2 Technology, Inc. From 2007 to 2008, Dr. Zingaretti worked as Software Architect for Thermo Fisher Scientific in the proteomics group. Dr. Zingaretti received his doctorate in Biomedical Engineering from University of Rome and participated in a two-year postdoctoral research fellowship at the Obesity Research Center at Columbia University. Mr. Zingaretti received his bachelor’s degree from ITC Antonio Pacinotti in Pisa, Italy.

Charlotte Holland has served as our Chief Financial Officer since January 2016. Prior thereto, from December 2011 until 2013, Ms. Holland served as our Corporate Controller and, from 2013 until 2016, as Vice President of Finance. From 1990 to 1998, Ms. Holland served in multiple management positions at Therma-Wave Inc., a semiconductor capital equipment manufacturer, from 2008 to 2011 at EndoGastric Solutions, Inc., a medical device manufacturer, and from 1984 to 1990 at Network Equipment Technologies, Inc., a telecommunication capital equipment manufacturer. Ms. Holland received a B.S. in Business Administration from San Jose State University.

Ray Lee has served as our Vice President, Regulatory Affairs and Quality Assurance since February 2014. From January 2013 to January 2014, Mr. Lee worked at Solta Medical, Inc. where he was responsible for global regulatory strategy and obtaining worldwide clearances. From February 2005 to December 2012, Mr. Lee was head of Global Regulatory and Quality Assurance for TRIA Beauty, an aesthetic company that sells OTC light-based technologies. From February 1998 to January 2005, Mr. Lee worked at other medical device companies, including Symphonix, Pulmonx and Insound Medical. Mr. Lee received a B.A. in Biological Science from California State University, Hayward.

Brent Nixon has served as our Vice President, Global Sales since June 2016. Prior thereto, from May 2012, Mr. Nixon served as our Vice President, International. From 2009 to 2010, Mr. Nixon led the development of the international business at Zeltiq Aesthetics, Inc., a company developing novel non-invasive fat reduction therapies. From 2002 to 2006, Mr. Nixon was Vice President of Sales and Marketing for Envirosystems, a leader in the development and commercialization of nano-technology sold into healthcare and military channels. From 2001 to 2002, Mr. Nixon was a Vice President of Global Marketing for GE Medical—Healthcare Solutions. Mr. Nixon has B.S. in Marketing from Villanova University’s School of Commerce and Finance.

Gregory Anderson has served as our Vice President, Marketing since September 2017. From August 2013 to April 2017, Mr. Anderson was the Director of US Sales for Abbott Medical Optics Inc., a division of Abbott Laboratories, or Abbott, a vision and eye healthcare company. From June 2007 to August 2013, Mr. Anderson was the Vice President of Sales at OptiMedica Corp., a company focused on optical surgery until it was acquired by Abbott. From December 2005 to June 2007, Mr. Anderson was the Vice President of Sales at IntraLase Inc., a company that developed laser eye surgery technologies. Mr. Anderson has a B.S. in Marketing from the University of Maryland.

Non-Employee Directors

Frederic Moll, M.D., has been a member and served as Chairman of our board since November 2002. Dr. Moll is also a co-founder, and, since September 2012, is the Chief Executive Officer of Auris Surgical Robotics, Inc. From 2002 to 2010, Dr. Moll served as the Chief Executive Officer of Hansen Medical, a medical robotics company, which he also co-founded. Previously, Dr. Moll co-founded Intuitive Surgical, Inc. and from 1995 to 2002 served as its first Chief Executive Officer. Dr. Moll also co-founded Origin Medisystems, Inc., which later became an operating company within Guidant Corp. following its acquisition by Eli Lilly & Co., and Endotherapeutics Corp. Dr. Moll serves on the boards of directors of Biolase, Inc. and IntersectENT, Inc. Dr. Moll received a B.A. in economics from the University of California at Berkeley, an M.S. degree in management from Stanford University and an M.D. from the University of Washington. We believe Dr. Moll is qualified to serve on our board of directors due to his experience with the Company since its founding and his over 20 years of experience in the medical device industry.

Jeffrey Bird, M.D., Ph.D., has served as a member of our board of directors since July 2005. Since July 2003, Dr. Bird has been a Managing Director at Sutter Hill Ventures, a California limited partnership, or Sutter Hill Ventures, where he focuses on healthcare, including biotechnology and medical devices. Dr. Bird serves on the boards of directors of Portola Pharmaceuticals, Inc. and Threshold Pharmaceuticals, Inc. Dr. Bird previously served on the board of directors of Horizon Pharma plc until October 2015. Dr. Bird received a B.S. in Biological Sciences, a Ph.D. and an M.D. from Stanford University. We believe Dr. Bird is qualified to serve on our board of directors due to his over 20 years of experience in the medical and pharmaceutical industry and his experience investing in biotechnology and medical device companies.

Gil Kliman, M.D., has served as a member of our board of directors since July 2007. Dr. Kliman is Managing Director at InterWest Partners, where he has led their medical device team since 1999. Dr. Kliman is also the co-founder and co-chairman of the Ophthalmology Innovation Summit, an ophthalmology business conference. Dr. Kliman serves on the board of directors of Glaukos Corporation and several private life science companies. Dr. Kliman received a B.A. from Harvard University, an M.D. from the University of Pennsylvania and an M.B.A. from Stanford University. We believe Dr. Kliman is qualified to serve on our board of directors due to his experience investing in medical device and technology companies for over two decades.

Emmett Cunningham, Jr., M.D., Ph.D., has served as a member of our board of directors since August 2011. Dr. Cunningham is Managing Director at Clarus Ventures, LLC, which he joined in 2006. From February 2004 to December 2005, he was Senior Vice President, Medical Strategy at Eyetech Pharmaceuticals, Inc., a pharmaceutical company. From April 2002 to February 2004, Dr. Cunningham was Vice President of Clinical Research Development and Licensing. From August 2001 to April 2002, Dr. Cunningham worked at Pfizer, Inc. as an Early Clinical Leader in Clinical Sciences. Dr. Cunningham is also Adjunct Clinical Professor of Ophthalmology at Stanford University School of Medicine and the co-founder and Chair of the Ophthalmology Innovation Summit. Dr. Cunningham serves on the boards of directors of a number of private companies and on the Scientific Advisory Board of Aerie Pharmaceuticals, Inc. Dr. Cunningham received a B.S. from Drexel University, an M.D. and M.P.H. from Johns Hopkins University and a Ph.D. in neuroscience from the University of California at San Diego. We believe Dr. Cunningham is qualified to serve on our board of directors due to his experience in research and investing in medical companies.

Craig Taylor has served as a member of our board of directors since March 2017. Mr. Taylor is President of Alloy Ventures, Inc., which he co-founded in 1996 and where he focuses on investments in laboratory instrumentation, diagnostics and cleantech. He served on the Board of Advisors of the MIT/Stanford Venture Laboratory and served as a Director at the National Venture Capital Association. Mr. Taylor received a B.S. and an M.S. in physics from Brown University, as well as an M.B.A. from Stanford University. We believe Mr. Taylor is qualified to serve on our board of directors due to his experience investing in medical technologies and his experience on boards of directors in the medical industry.

Shelley Thunen has served as a member of our board of directors and as chair of the audit committee since July 2015. Since January 2016, Ms. Thunen has served as the Chief Administrative Officer and Chief Financial Officer of RxSight, Inc., a medical device company. From January 2013 to October 2015, Ms. Thunen served as the Chief Financial Officer and Corporate Secretary of Endologix Inc., a medical device company. From August 2010 to December 2012, Ms. Thunen served as Associate General Manager of LenSx, Inc., an indirect wholly-owned subsidiary of Alcon, Inc., a developer and manufacturer of vision care products, which Novartis International AG acquired in April 2011. From April 2008 to August 2010, Ms. Thunen served as a board member and chair of the audit committee and from November 2009 to August 2010, Ms. Thunen served as Chief Financial Officer and Vice President, Operations of LenSx, Inc., which Alcon, Inc. acquired in August 2010. Prior to LenSx, Inc., Ms. Thunen served in a variety of management and executive roles at public and private medical device companies. Ms. Thunen received a B.A. in economics and an M.B.A. from the University of California, Irvine. We believe Ms. Thunen is qualified to serve on our board of directors due to her experience in finance and accounting at medical device companies.

Board Composition

Director Independence

Our board of directors consists of seven members. Our board of directors has determined that all of our directors, other than Ryan Rhodes, who is our President and Chief Executive Officer, qualify as “independent” directors in accordance with The NASDAQ Global Market listing requirements. The NASDAQ Global Market’s independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by The NASDAQ Global Market rules, our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

•	the Class I directors will be Emmett Cunningham, Jr., M.D., Ph.D. and Jeffrey Bird, M.D., Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II directors will be Frederick Moll, M.D., Gil Kliman, M.D. and Craig Taylor, and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III directors will be Ryan Rhodes and Shelley Thunen, and their terms will expire at the annual meeting of stockholders to be held in 2020.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

The election of the members of our board of directors is governed by the amended and restated voting agreement, as amended, that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation.

Pursuant to the voting agreement, Clarus Ventures L.P. has the right to elect one director as the Series C designee to our board of directors, InterWest partners IX, L.P. and its affiliates have the right to elect one director as the Series B designee to our board of directors, Alloy Ventures 2005, L.P. has the right to elect one director as one of the two Series A designees to our board of directors, and Sutter Hill Ventures has the right to elect one director as the other Series A designee to our board of directors. In addition to the directors designated by the preferred stock, pursuant to the voting agreement, one director will be the Chief Executive Officer, unless none is appointed, then a majority of the common stock voting together as a single class has the right to appoint one director to the board of directors, and one director will be an independent industry executive to be elected by a majority of the common stock voting together as a single class. Furthermore, pursuant to the voting agreement, a majority of the board of directors shall have the right to appoint additional directors to the board.

The holders of our common stock and preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairman of the board of directors and chief executive officer and/or the implementation of a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Dr. Moll serves as the chairman of our board of directors. In that role, Dr. Moll presides over the executive sessions of the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	is responsible for reviewing our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

The current members of our audit committee are Ms. Thunen and Drs. Kliman and Moll. Ms. Thunen serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market. Our board of directors has determined that Ms. Thunen is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of The NASDAQ Global Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Ms. Thunen, Drs. Kliman and Moll are independent under the applicable rules of the SEC and the NASDAQ Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and recommends corporate goals and objectives relevant to compensation of our executive officers (other than our chief executive officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also recommends to our board of directors the issuance of stock options and other awards under our stock plans (other than for our chief executive officer). The compensation committee reviews the performance of our chief executive officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our chief executive officer. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Drs. Bird and Moll and Ms. Thunen. Dr. Moll serves as the chairman of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of The NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Mr. Taylor and Drs. Cunningham and Kilman. Mr. Taylor serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of The NASDAQ Global Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2016, our compensation committee consisted of Drs. Bird, Kliman and Moll. None of the members of our compensation committee was one of our officers or employees during the year ended December 31, 2016. Dr. Moll previously served as our chief executive officer from November 2002 to October 2005. None of our executive officers serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

Historically, we have not had a formalized non-employee director compensation program. No director received any cash compensation or equity awards in fiscal year 2016. In accordance with company policy, we reimburse all of our non-employee directors for all reasonable and customary business expenses incurred by them in their service as directors. As of December 31, 2016, Ms. Thunen held an option to purchase 59,250 shares of our common stock with an exercise price of $1.80 per share. No other non-employee director held any equity awards as of December 31, 2016.

In September 2017, our board of directors approved a compensation policy for our non-employee directors to be effective in connection with the consummation of this offering, or the Post-IPO Director Compensation Program. Pursuant to the Post-IPO Director Compensation Program, our non-employee directors will receive cash compensation, paid quarterly in arrears, as follows:

•	Each non-employee director will receive an annual cash retainer in the amount of $35,000 per year.

•	The Chairman will each receive an additional annual cash retainer in the amount of $30,000 per year.

•	The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,500 per year for such member’s service on the audit committee.

•	The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $12,500 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $6,250 per year for such member’s service on the compensation committee.

•	The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $7,500 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $3,750 per year for such member’s service on the nominating and corporate governance committee.

Under the Post-IPO Director Compensation Program, each non-employee director will receive an option to purchase 27,417 shares of our common stock upon the director’s initial appointment or election to our board of directors (the Initial Grant) and an annual option to purchase 13,708 shares of our common stock on the date of each annual stockholder’s meeting thereafter (the Annual Grant). The Initial Grant will vest as to 1/36th of the shares subject to Initial Grant on each monthly anniversary of the applicable grant date, subject to continued service through each applicable vesting date. The Annual Grant will vest on the earlier of (i) the first anniversary of the date of grant and (ii) the date of the next annual stockholder’s meeting, subject to continued service through such vesting date. In addition, pursuant to the terms of the Post-IPO Director Compensation Program, all equity awards outstanding and held by a non-employee director will vest in full immediately prior to the occurrence of a change in control (as defined in the applicable equity plan such awards were granted under).

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from planned programs as summarized in this discussion. See “Special Note Regarding Forward-Looking Statements.” As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. We have structured the compensation programs for our executives around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2016 were as follows:

•	Ryan Rhodes, President and Chief Executive Officer;

•	Charlotte Holland, Chief Financial Officer;

•	Gabriele Zingaretti, Dott. Ing., Chief Operations Officer;

•	James McCollum, Former President and Chief Executive Officer; and

•	Lisa Edone, Former Vice President of Marketing.

Mr. Rhodes commenced employment as our President and Chief Executive Officer on July 25, 2016. Mr. McCollum resigned as our President and Chief Executive Officer effective as of July 25, 2016 and terminated his employment with us effective as of August 31, 2016. Ms. Edone resigned as our Vice President of Marketing effective as of August 3, 2016.

Summary Compensation Table

The following table shows information regarding the compensation of our NEOs for services performed in the year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards(2) ($)	All Other Compensation ($)(3)	Total ($)
Ryan Rhodes(4)	2016	126,923	—	762,619	—	889,542
Chief Executive Officer

Charlotte Holland	2016	268,037	—	130,469	—	398,506
Chief Financial Officer

Gabriele Zingaretti, Dott. Ing.	2016	267,993	—	174,831	—	442,824
Chief Operations Officer

James McCollum(5)	2016	310,498	120,000	682,861	422,018	1,535,377
Former President and Chief Executive Officer

Lisa Edone(6)	2016	177,147	—	91,632	136,130	404,909
Former Vice President of Marketing

(1)	Represents a $20,000 monthly special cash bonus paid to Mr. McCollum in connection with transition services he performed for us from March 1, 2016 through August 31, 2016. Please see the descriptions of Mr. McCollum’s cash bonus in “Narrative to 2016 Summary Compensation Table and Outstanding Equity Awards at 2016 Fiscal Year End—Terms and Conditions of Transition and Separation Agreement with James McCollum” below.

(2)	Amounts shown represent the grant date fair value of options granted during fiscal year 2016 as calculated in accordance with ASC Topic 718. See Note 10 of the audited consolidated financial statements included in this prospectus for the assumptions used in calculating this amount.
(3)	Amounts reported for Mr. McCollum include $389,510 accrued by us for cash severance and $32,508 accrued by us for the payment of COBRA healthcare premiums, in accordance with Mr. McCollum’s Transition and Separation Agreement entered into as of March 24, 2016. Please see the description of this agreement in “Narrative to 2016 Summary Compensation Table and Outstanding Equity Awards at 2016 Fiscal Year End—Terms and Conditions of Transition and Separation Agreement with James McCollum” below. Amounts reported for Ms. Edone include $80,096 paid by us for cash severance, $3,480 paid by us for COBRA healthcare premiums, in accordance with Ms. Edone’s Separation Agreement dated as of August 4, 2016 $22,844 reimbursed by us for the travel costs incurred by Ms. Edone for commuting from her residence in San Clemente, California to our headquarters in San Jose, CA and $29,710 reimbursed by us for housing in the San Jose area for Ms. Edone in connection with her commute to our headquarters. Please see the description of this agreement in “Narrative to 2016 Summary Compensation Table and Outstanding Equity Awards at 2016 Fiscal Year End—Terms and Conditions of Separation Agreement with Lisa Edone” below.
(4)	Mr. Rhodes commenced employment with us on July 25, 2016.
(5)	Mr. McCollum’s employment with us ended on August 31, 2016.
(6)	Ms. Edone’s employment with us ended on August 3, 2016.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth all outstanding equity awards held by each of our NEOs as of December 31, 2016.

		Option Awards
Name(1)	Vesting Commencement Date(2)	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
		Exercisable	Unexercisable
Ryan Rhodes	7/25/2016	—	888,644	1.70	8/30/2026

Gabriele Zingaretti, Dott. Ing.	10/26/2010	2,937	—	0.80	5/18/2020
	3/22/2011	5,000	—	0.90	3/22/2021
	9/30/2011	10,000	—	2.20	9/30/2021
	9/4/2012	15,000	—	2.20	11/20/2022
	1/1/2014	35,000	13,000	1.80	4/10/2024
	1/1/2015	9,583	10,417	1.80	2/24/2025
	2/3/2016	10,416	39,584	1.70	2/3/2026

Charlotte Holland	12/21/2011	7,500	—	2.20	1/25/2022
	1/1/2013	14,687	313	2.20	1/30/2023
	1/1/2014	10,416	6,771	1.80	4/10/2024
	1/1/2015	8,333	10,417	1.80	2/24/2025
	2/3/2016	10,416	39,584	1.70	2/3/2026

(1)	Mr. McCollum and Ms. Edone did not hold any outstanding equity awards as of December 31, 2016.
(2)	Except as otherwise noted, awards vest and, if applicable, become exercisable as to 1/48th of the shares subject to the option on each monthly anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through such vesting date.

Narrative to 2016 Summary Compensation Table and Outstanding Equity Awards at 2016 Fiscal Year End

Terms and Conditions of Employment Arrangements with Ryan Rhodes

Effective as of July 25, 2016, we entered into an employment agreement with Mr. Rhodes to serve as our Chief Executive Officer and a member of our board of directors, providing for base salary, target annual performance bonus, an option grant and standard employee benefit plan participation. Mr. Rhodes’ base salary is approximately $330,000, which was increased from $300,000 effective as of September 2017, and he also is eligible for an annual performance bonus targeted at 30% of base salary that is earned based on the achievement of certain performance goals established by our board of directors. Under his employment agreement, Mr. Rhodes’ employment is terminable at-will and is subject to execution of our standard confidential information and invention assignment agreement.

Under Mr. Rhodes’ employment agreement, in the event Mr. Rhodes’ employment with us is terminated by us for any reason other than “cause” (as defined below) or he resigns his employment with us for “good reason” (as defined below), and Mr. Rhodes timely executes and does not revoke a general release of claims in favor of us, then Mr. Rhodes will receive the following: (i) a lump sum cash payment equal to the sum of (x) 6 months of Mr. Rhodes’ base salary and (y) one additional month of Mr. Rhodes’ base salary for each full year of service with us (such period, the “severance period”); (ii) a prorated annual performance bonus based on actual achievement of applicable performance goals, payable at the same time annual performance bonuses are paid generally; (iii) company-paid COBRA premiums through the earlier of the severance period and when he becomes eligible for comparable replacement coverage; and (iv) any equity awards held by Mr. Rhodes will become vested and if applicable, exercisable with respect to that number of shares of our common stock that would have vested if Mr. Rhodes had remained employed by us during the severance period. In addition, upon the consummation of a “change in control” (as defined below) or our termination of Mr. Rhodes’ employment with us without cause or Mr. Rhodes resignation of employment with us for good reason within three months prior to a change in control, then any unvested equity awards will become fully vested and, if applicable, exercisable, and all restrictions and rights of repurchase on such awards will lapse with respect to all of the shares of our common stock subject thereto.

Definitions

For purposes of the employment agreement of Mr. Rhodes, “change in control” means (i) our liquidation, dissolution or winding up, (ii) any consolidation or merger of our company, or any other corporate reorganizations, so long as our stockholders constituted immediately prior to such transaction do not hold more than 50% of the voting power of the surviving or acquiring entity immediately following such transaction, (iii) any transaction or series of related transactions in which in excess of 50% of our voting power outstanding before such transaction is transferred, or (iv) a sale, conveyance or other disposition of all or substantially all of our assets, provided that a change in control shall not include (i) a merger or consolidation with one of our wholly-owned subsidiaries, (ii) our initial public offering, (iii) a transaction effected exclusively for the purpose of changing our domicile or state of incorporation or (iv) any transaction or series of related transactions principally for bona fide equity financing purposes in which we are the surviving corporation.

For purposes of the employment agreement of Mr. Rhodes, “cause” means (i) Mr. Rhodes’ willful failure substantially to perform his duties and responsibilities to us or deliberate violation of a company policy after 30 days’ notice and an opportunity to cure such failure, (ii) Mr. Rhodes’ commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us, (iii) unauthorized use or disclosure by Mr. Rhodes of any of our proprietary information or trade secrets or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with us, or (iv) the executive’s willful breach of any of his obligations under any written agreement or covenant with us, including without limitation, his employment agreement or confidentiality agreement, after 30 days’ notice and an opportunity to cure such failure.

For purposes of the employment agreement of Mr. Rhodes, “good reason” means his resignation within 120 days of (i) the material reduction of Mr. Rhodes’ base compensation (other than in connection with a general reduction of base salaries applicable to all employees in similar positions not to exceed 10%), (ii) the relocation of Mr. Rhodes’ principal place of employment that increases his one-way commute by more than 50 miles, (iii) a material reduction by us in the kind or level of employee benefits to which Mr. Rhodes was entitled immediately prior to such reduction with the result that his overall benefits package is significantly reduced, or (iv) the significant reduction of Mr. Rhodes’ duties, authority or responsibilities (taken as a whole), relative to his duties, authority or responsibilities as in effect immediately prior to such, provided, that, in each case, Mr. Rhodes will not be deemed to have good reason unless (i) he first provides us with written notice of the condition giving rise to good reason within 30 days of its initial occurrence, (ii) we or our successor company fail to cure such condition within 30 days after receiving such written notice (the “Cure Period”), and (iii) Mr. Rhodes’ resignation based on such good reason is effective within 30 days after the expiration of the Cure Period.

Terms and Conditions of Employment Arrangements with Gabriele Zingaretti, Dott. Ing.

On September 4, 2008, we entered into an employment agreement (as amended in December 2013) with Dr. Zingaretti, providing for base salary, an option grant and standard employee benefit plan participation. In February 2016, we promoted Dr. Zingaretti to serve as our Chief Operations Officer. Dr. Zingaretti’s base salary is approximately $280,000 and he also is eligible for an annual performance bonus targeted at 20% of base salary that is earned based on the achievement of certain performance goals established by our board of directors. Under his amended employment agreement, Dr. Zingaretti’s employment is terminable at-will and is subject to execution of our standard confidential information and invention assignment agreement.

Under Dr. Zingaretti’s amended employment agreement, in the event Dr. Zingaretti’s employment with us is terminated by us for any reason other than “cause” (as defined below) or he resigns his employment with us for “good reason” (as defined below), and Dr. Zingaretti executes and does not revoke a general release of claims in favor of us, then Dr. Zingaretti will receive the following: (i) continued payment of Dr. Zingaretti’s base salary for six months and (ii) company-paid COBRA premiums for six months following termination. In the event Dr. Zingaretti’s employment with us is terminated by us without cause or by Dr. Zingaretti for good reason during the one year period commencing on a change in control, and Dr. Zingaretti timely executes and does not revoke a general release of claims in favor of us, then any unvested equity awards will become fully vested and, if applicable, exercisable, and all restrictions and rights of repurchase on such awards will lapse with respect to all of the shares of our common stock subject thereto.

Definitions

For purposes of the amended employment agreement of Dr. Zingaretti, “cause” means (i) Dr. Zingaretti’s willful failure substantially to perform his duties and responsibilities to us or deliberate violation of a company policy, (ii) Dr. Zingaretti’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us, (iii) unauthorized use or disclosure by executive of any of our proprietary information or trade secrets of or any other party to whom he owes and obligation on nondisclosure as a result of his relationship with us, or (iv) Dr. Zingaretti’s willful breach of any of his obligations under any written agreement or covenant with us.

For purposes of the amended employment agreement of Dr. Zingaretti, “good reason” means (i) the material reduction, without express written consent, of Dr. Zingaretti’s base compensation as in effect immediately prior to such reduction (other than in connection with a general reduction of base salaries applicable to all employees in similar positions), (ii) the relocation of Dr. Zingaretti’s principal place of employment that increases his one-way commute by more than 50 miles without express written consent, (iii) a material reduction by us, without express written consent, in the kind or level of employee benefits to which Dr. Zingaretti was entitled immediately prior to such reduction with the result that his overall benefits package is significantly reduced (other than in connection with a general reduction of base salaries applicable to all employees in similar positions), (iv) without express written consent, the significant reduction of Dr. Zingaretti’s duties, authority or responsibilities (taken as a whole), relative to Dr. Zingaretti’s duties, authority or responsibilities as in effect immediately prior to such, or (v) our failure to obtain the assumption of Dr. Zingaretti’s amended employment agreement by any successors.

Terms and Conditions of Employment Arrangements with Charlotte Holland

On November 29, 2011, we entered into an employment agreement (as amended in December 2013) with Ms. Holland, providing for base salary, an option grant and standard employee benefit plan participation. In February 2016, we promoted Ms. Holland to serve as our Chief Financial Officer. Ms. Holland’s base salary is approximately $280,000 and she also is eligible for an annual performance bonus targeted at 20% of base salary that is earned based on the achievement of certain performance goals established by our board of directors. Under her amended employment agreement, Ms. Holland’s employment is terminable at-will and is subject to execution of our standard confidential information and invention assignment agreement.

Under Ms. Holland’s amended employment agreement, in the event Ms. Holland’s employment with us is terminated by us for any reason other than “cause” (as defined above under Dr. Zingaretti’s employment agreement) or she resigns her employment for “good reason” (as defined above under Dr. Zingaretti’s employment agreement), and Ms. Holland executes and does not revoke a general release of claims in favor of us, then Ms. Holland will receive the following: (i) continued payment of Ms. Holland’s base salary for six months and (ii) company-paid COBRA premiums for six months following termination. In the event Ms. Holland’s employment is terminated by us without cause or by Ms. Holland for good reason during the one year period commencing on a change in control, and Ms. Holland executes and does not revoke a general release of claims in favor of us, then any unvested equity awards will become fully vested and, if applicable, exercisable, and all restrictions and rights of repurchase on such awards will lapse with respect to all of the shares of our common stock subject thereto.

Terms and Conditions of Transition and Separation Agreement with James McCollum

As with other NEOs, Mr. McCollum was party to an employment agreement that provided for base salary, target performance bonus, an option grant, standard employee benefit plan participation and certain severance and change in control benefits. However, in March 2016, we entered into a Transition and Separation Agreement with Mr. McCollum that provided for his resignation as our Chief Executive Officer on July 25, 2016 and the termination of employment with us on August 31, 2016. Pursuant to Mr. McCollum’s Transition and Separation Agreement, Mr. McCollum continued to provide transition services to us as an employee from March 2016 through August 31, 2016. In exchange for Mr. McCollum’s transition services, (i) he continued to receive his base salary and benefits (except he was no longer eligible for his 2016 performance bonus) and (ii) he was eligible to be paid a monthly transition bonus of $20,000, prorated for any partial month of transition services. Mr. McCollum’s options continued to vest through the transition period and ceased vesting effective as of August 31, 2016, when the unvested shares subject to his options were terminated (after giving effect to the accelerated vesting described below) and he had until November 31, 2016 to exercise the vested portion of his stock options. Mr. McCollum’s transition services were subject to his continued compliance with his confidential information and invention assignment agreement.

Following his termination date of August 31, 2016, in exchange for a general release of claims against us, Mr. McCollum was entitled to receive (i) continued payment of Mr. McCollum’s base salary through the earlier of August 31, 2017 or his commencement of full-time employment with another employer, subject to Mr. McCollum’s compliance with the terms of his Transition and Separation Agreement and his confidential information and invention assignment agreement, (ii) company-paid COBRA premiums until the earlier of August 31, 2017 or the date he becomes eligible for comparable replacement coverage and (iii) the accelerated vesting of that number of shares of Company common stock subject to his stock options that would have vested if Mr. McCollum had remained employed through August 31, 2017. The separation benefits set forth in Mr. McCollum’s Transition and Separation Agreement are in full satisfaction of his separation benefits under his employment agreement.

Terms and Conditions of Separation Arrangements with Lisa Edone

As with other NEOs, Ms. Edone was party to an employment agreement that provided for base salary, target performance bonus, an option grant, standard employee benefit plan participation and certain severance and change in control benefits. In addition, while Ms. Edone was employed with us, we reimbursed or directly paid for the costs incurred by Ms. Edone for housing and transportation in the San Jose area and commercial air travel from her residence to our offices in San Jose, California. For fiscal year 2016, we paid $29,709 in the aggregate for Ms. Edone’s housing in the San Jose area and $22,844.11 in the aggregate for transportation from her residence in San Clemente, California to our offices in San Jose, California. However, effective as of August 3, 2016, Ms. Edone resigned as our Vice President of Marketing, and we entered into a Separation Agreement with her to ensure a smooth transition in connection with her departure. Pursuant to the Separation Agreement, in exchange for a general release of claims against us and subject to Ms. Edone’s compliance with the terms of her confidential information and invention assignment agreement, Ms. Edone received (i) a lump sum cash payment equal to four (4)-months of Ms. Edone’s base salary, and (ii) company-paid COBRA premiums through December 3, 2016. All stock options which were unvested as of the termination date were cancelled and she had until November 3, 2016 to exercise the vested portion of her outstanding stock options.

Terms and Conditions of 2016 Annual Bonuses

For 2016, all of our NEOs were eligible to earn annual performance bonuses based on the achievement of certain performance objectives in respect of our revenue that were established by our board of directors. After evaluating the company’s overall performance, our board of directors did not award any bonuses to the NEOs for 2016.

For 2017, we have established a similar bonus program based on performance objectives established by our board of directors.

Terms and Conditions of 2016 Equity Award Grants

During 2016, we granted each of our NEOs, except for Mr. McCollum, options to purchase our common stock, as described below.

In August 2016, in connection with his commencement of employment with us and in accordance with his employment agreement, our board of directors granted Mr. Rhodes an option to purchase 888,644 shares of our common stock for an exercise price of $1.70 per share, which the board of directors determined was the fair market value of our common stock on the date of grant. The options vest and become exercisable with respect to 25% of the shares subject to the option on August 30, 2017, and in 36 substantially equal monthly installments starting at the end of the first month following such anniversary, such that all shares will be vested on August 30, 2021, subject to Mr. Rhodes continuing to provide services to us through the applicable vesting date.

In February 2016, our board of directors granted each of Dr. Zingaretti, Ms. Holland and Ms. Edone an option to purchase 50,000, 50,000 and 20,000 shares of our common stock, respectively, for an exercise price of $1.70 per share, which the board of directors determined was the fair market value of our common stock on the date of grant. The options vest and become exercisable in 48 substantially equal monthly installments, such that all shares will be vested on February 3, 2020, subject to the executive continuing to provide services to us through the applicable vesting date. All of Ms. Edone’s unvested shares subject to this option were cancelled upon her termination date as described above.

Terms and Conditions of 401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in our 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, or the Code, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan.

Employee Benefits and Perquisites

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance. We do not provide our NEOs with perquisites or other personal benefits, other than the retirement, health and welfare benefits that apply uniformly to all of our employees.

Equity Compensation Plans

2017 Equity Incentive Award Plan

We adopted the 2017 Equity Incentive Award Plan, or the 2017 Plan, which will be effective on the closing of this offering. The principal purpose of the 2017 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2017 Plan, as it is contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2017 Plan, and accordingly, this summary is subject to change.

Share Reserve. Under the 2017 Plan, 1,913,831 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2015 Equity Incentive Plan, as amended, or 2015 Plan, as of the consummation of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2017 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2015 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2015 Plan and (ii), if approved by our board of directors or the compensation committee of our board of directors, an annual increase on the first day of each fiscal year beginning in 2018 and ending in 2027, equal to 4% of the shares of stock outstanding on the last day of the immediately preceding fiscal year or such smaller number of shares of stock as determined by our board of directors.

The following counting provisions will be in effect for the share reserve under the 2017 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2017 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2017 Plan, such tendered or withheld shares will be available for future grants under the 2017 Plan;

•	to the extent that shares of our common stock awarded by us are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2017 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2017 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2017 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2017 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2017 Plan provides that the board of directors or the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of our company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2017 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2017 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2017 Plan. The full board of directors will administer the 2017 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2017 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2017 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock-or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•	Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2017 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2017 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2017 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2017 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•	Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m).

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2017 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2017 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2017 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2017 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors such that incumbent directors cease to constitute a majority of the board;

•	the consummation of a merger, consolidation reorganization or business combination, a sale or disposition of all or substantially all of the Company’s assets or the acquisition of assets or stock of another entity, other than a transaction (i) that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and (ii) after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction and (iii) after which at least a majority of the board of the successor entities were board members at the time of the approval of the transaction; or

•	our liquidation or dissolution.

In the event that a participant’s services with us are terminated by us for other than cause (as defined in the 2017 Plan) or by such participant for good reason (as defined in the 2017 Plan) following a change in control, then the vesting and, if applicable, exercisability of 100% of the then-unvested shares subject to the outstanding equity awards held by such participant under the 2017 Plan will accelerate effective as of the date of such termination.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2017 Plan or any awards under the 2017 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2017 Plan;

•	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2017 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2017 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Termination. The board of directors may terminate the 2017 Plan at any time. No incentive stock options may be granted pursuant to the 2017 Plan after the tenth anniversary of the effective date of the 2017 Plan, and no additional annual share increases to the 2017 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2017 Plan will remain in force according to the terms of the 2017 Plan and the applicable award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2017 Plan.

2005 Stock Plan

Our board of directors adopted the 2005 Stock Plan, or the 2005 Plan, effective as of June 17, 2005 and our stockholders approved the 2005 Plan on June 17, 2005. The 2005 Plan was subsequently amended on August 16,

2006. The 2005 Plan was terminated effective April 29, 2015 in connection with the adoption of the 2015 Plan. As of June 30, 2017, options to purchase 491,714 shares of our common stock at a weighted average exercise price per share of $1.89 remained outstanding under the 2005 Plan. All outstanding awards will continue to be governed by their existing terms. The 2005 Plan was terminated effective April 30, 2015.

Administration. Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2005 Plan and the awards granted under it. The administrator has the authority to select the employees to whom awards will be granted under the 2005 Plan, the number of shares to be subject to those awards under the 2005 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2005 Plan and to adopt rules for the administration, interpretation and application of the 2005 Plan that are consistent with the terms of the 2005 Plan.

Awards. The 2005 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, and stock purchase rights to employees, consultants and directors; provided that only employees may be granted incentive stock options. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award, including any performance conditions that may be specified by the administrator.

•	Stock Options. The 2005 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2005 Plan generally vest in a series of installments over an optionee’s period of service.

•	Stock Purchase Rights. Stock purchase rights represent rights to acquire restricted stock, which is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Conditions applicable to stock purchase rights may be based on continuing service with us or our affiliates, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, combination, merger, consolidation, recapitalization, reclassification or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2005 Plan or any awards under the 2005 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2005 Plan;

•	the number of shares subject to outstanding awards; and

•	the grant or exercise price per share of any outstanding awards under the 2005 Plan.

Change in Control. In the event of a corporate transaction (including a change in control), the awards will be assumed or substituted, unless the acquirer does not agree to assume or substitute the awards, in which case the awards shall terminate upon the consummation of the transaction. Under the 2005 Plan, a change in control is generally defined as:

•	a sale of all or substantially all of our assets;

•	any merger, consolidation or other business combination transaction of our company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold a majority of the total voting power represented by the shares of our voting capital stock (or our surviving entity) outstanding immediately after such transaction; or

•	the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of our capital stock.

Amendment; Termination. Our board of directors may amend or terminate the 2005 Plan or any portion thereof at any time, but no amendment will impair the rights of a holder of an outstanding award without the holder’s consent. An amendment of the 2005 Plan will be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. The 2005 Plan was terminated effective April 30, 2015 in connection with the adoption of the 2015 Plan.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2005 Plan.

2015 Equity Incentive Plan

Our board of directors adopted the 2015 Stock Plan, or the 2015 Plan, effective as of April 30, 2015 and our stockholders approved the 2015 Plan on June 10, 2015. As of June 30, 2017, options to purchase 1,448,180 shares of our common stock at a weighted average exercise price per share of $1.71 remained outstanding under the 2015 Plan. No other awards have been granted under the 2015 Plan. As of June 30, 2017, 279,510 shares of our common stock were available for future issuance pursuant to awards granted under the 2015 Plan. Following the completion of this offering and in connection with the effectiveness of our 2017 Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2015 Plan and the awards granted under it. The administrator has the authority to select the employees to whom awards will be granted under the 2015 Plan, the number of shares to be subject to those awards under the 2015 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2015 Plan and to adopt rules for the administration, interpretation and application of the 2015 Plan that are consistent with the terms of the 2015 Plan.

Awards. The 2015 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, restricted stock and restricted stock units to employees, consultants and directors; provided that only employees may be granted incentive stock options. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award, including any performance conditions that may be specified by the administrator.

•	Stock Options. The 2015 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2015 Plan generally vest in a series of installments over an optionee’s period of service.

•	Restricted Stock Awards. The 2015 Plan provides that we may issue restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement, which will detail the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted Stock Units. The 2015 Plan provides that we may issue restricted stock unit awards which may be settled in either cash or common stock. Each restricted stock unit award will be governed by a restricted stock unit award agreement and may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or, unless otherwise determined by the administrator, dividend rights prior to the time when vesting conditions are satisfied, except dividend equivalents may be credited in respect of shares of common stock.

Adjustments of Awards. In the event of any stock dividend or other distribution, reorganization, combination, merger, consolidation, recapitalization, repurchase, liquidation, dissolution, sale, transfer, exchange or other disposition, or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2015 Plan or any awards under the 2015 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2015 Plan;

•	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2015 Plan.

Change in Control. In the event of a change in control, the administrator has discretion to determine the treatment of each outstanding award, and may provide that the awards will be assumed or substituted, that the awards will terminate or accelerate in full immediately prior to the change in control or that awards will terminate in exchange for cash or other property. Notwithstanding the foregoing, in the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2015 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. Under the 2015 Plan, a change in control is generally defined as:

•	a sale of all or substantially all of our assets;

•	any merger, consolidation or other business combination transaction of our company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of our voting capital stock outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of our voting capital stock (or of the surviving entity) outstanding immediately after such transaction;

•	the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of our then outstanding shares of capital stock.

In addition, if a change in control occurs and a participant’s awards have been assumed and, within 12 months following such change in control, a participant’s service with us is terminated other than for cause and other than as a result of the participant’s death or disability, then any remaining unvested equity awards will become fully vested and exercisable and all restrictions thereon shall lapse on the date of termination.

Amendment; Termination. Our board of directors may amend or terminate the 2015 Plan or any portion thereof at any time, but no amendment will impair the rights of a holder of an outstanding award without the holder’s consent. An amendment of the 2015 Plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. Following this offering and in connection with the effectiveness of our 2017 Plan, the 2015 Plan will terminate and no further awards will be granted under the 2015 Plan.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2015 Plan.

Employee Stock Purchase Plan

We adopted an Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP, and accordingly, this summary is subject to change.

Administration. Subject to the terms and conditions of the ESPP, the compensation committee of our board of directors will administer the ESPP. The compensation committee of our board of directors can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 274,168 shares of common stock and (b) an annual increase on the first day of each year beginning in 2018 and ending in 2027, equal to the lesser of (i) 1% of the shares of common stock outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation or $42,500 per offering period. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. However, a participant may not purchase more than 50,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. The initial offering period will commence and end on dates as determined by the ESPP administrator. Unless otherwise determined by the ESPP administrator, each offering period will have a duration of six months. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing market price per share of our common stock on the first trading date of a purchase period in which a participant is enrolled or 85% of the closing market price per share on the semi-annual purchase date, which will occur on the last trading day of each purchase period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period.

If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the ESPP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2014 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

Series C Preferred Stock Financing

In a series of financings since January 1, 2014, the last of which occurred on June 15, 2017, we issued an aggregate of 9,632,702 shares of our Series C preferred stock at a price per share of $7.15 for aggregate proceeds to us of $68,874,427. The table below sets forth the number of shares of Series C preferred stock sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof since January 1, 2014:

Name	Number of Shares of Series C Preferred Stock	Purchase Price ($)
Entities affiliated with Sutter Hill Ventures (1)	445,037	3,182,428.15
Clarus Lifesciences II, L.P. (2)	415,780	2,972,843.46
Entities affiliated with Alloy Ventures (3)	399,079	2,853,477.82
InterWest Partners IX, L.P. (4)	390,832	2,794,477.42
Jeffrey Bird, M.D., Ph.D. (5)	27,878	199,354.18

(1)	Jeffrey Bird, M.D., Ph.D., who is a member of our board of directors, is a managing director of Sutter Hill Ventures.
(2)	Emmett Cunningham, Jr., M.D., Ph.D., who is a member of our board of directors, is a managing director of Clarus Ventures, LLC.
(3)	Craig Taylor, who is a member of our board of directors, is President of Alloy Ventures, Inc.
(4)	Gil Kliman, M.D., who is a member of our board of directors, is a managing director of Interwest Partners IX, L.P.
(5)	Consists of shares of Series C preferred stock held by Jeffrey W. Bird and Christina R. Bird, Co-Trustees of Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00, a trust in which Jeffrey Bird, M.D., Ph.D., who is a member of our board of directors, is trustee.

Director and Executive Officer Compensation

Please see “Director Compensation” and “Executive Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Director Compensation” and “Executive Compensation—Narrative to Summary Compensation Table and Outstanding Equity Awards at 2016 Fiscal Year End.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into or intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws. For additional information see “Management—Limitation on Liability and Indemnification Matters.”

Investors’ Rights Agreements

We entered into an amended and restated investor rights agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of June 30, 2017, the holders of approximately 23.3 million shares of our common stock, including the shares of common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” The investor rights agreement also provides for a right of first refusal in favor of certain holders of preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon the consummation of, this offering.

Voting Agreement

We entered into an amended and restated voting agreement with certain holders of our common stock and preferred stock, including the persons and entities set forth under “—Sales and Purchases of Securities—Series C Preferred Stock Financing” above. Upon the consummation of this offering, the amended and restated voting agreement will terminate. For a description of the amended and restated voting agreement, see “Management—Board Composition—Voting Arrangements.”

Right of First Refusal and Co-Sale Agreement

We entered into an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and preferred stock, including the persons and entities set forth under “—Sales and Purchases of Securities—Series C Preferred Stock Financing” above. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Sale of ARTAS System

In December 2016, we sold an ARTAS System to Doug Kelly, M.D., who is also an employee of Alloy Ventures, while Dr. Kelly was a member of our board of directors. We believe the sale of the ARTAS System to Dr. Kelly was conducted on an arms-length basis and contained terms that were consistent with other ARTAS System sales made during the period when this particular unit was sold. The value of the ARTAS System sale and associated services provided to date are approximately $250,000.

License with Auris

We entered into a license agreement, or the Auris License Agreement, with Auris Surgical Robotics, Inc., or Auris, on July 15, 2011. Frederic Moll, M.D., the Chairman of our board of directors and one of our founders, is the founder and chief executive officer of Auris. Pursuant to the Auris License Agreement, we granted Auris an exclusive worldwide license to use our proprietary robotic system, imaging technology and end effectors, including any associated intellectual property, solely for the purpose of developing a robotic system to assist physicians with cosmetic, dermatological plastic surgery on the eyelids and periocular tissues. As consideration for the Auris License Agreement, we received from Auris $100,000 in cash, $200,000 in shares of Auris’ series A-1 preferred stock and 5% of the outstanding shares of Auris’ series A preferred stock. In addition, if Auris were to ever develop a product utilizing any of the technology covered by the Auris License, they would be required to pay us a royalty payment in the mid-single digit range as a percentage of net sales of any applicable product developed by Auris. We do not anticipate that we will receive any royalties or other payments in the future under the Auris License Agreement and, as a result, do not believe it is material to our business or our results of operations.

Convertible Note Financing

On September 6, 2017, we issued $5.0 million in subordinated convertible notes, or the Convertible Notes, in a private placement transaction with certain of our existing stockholders and their affiliated entities, including investors affiliated with certain of our directors. Pursuant to the terms thereof, the Convertible Notes will automatically convert into shares of our common stock, or the Conversion Shares, upon the consummation of this offering. The number of Conversion Shares to be issued upon the consummation of this offering shall equal the outstanding principal amount and unpaid but accrued interest on the Convertible Notes divided by the public offering price set forth on the cover page of this prospectus.

Policies and Procedures for Related Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of August 1, 2017, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after August 1, 2017 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

On September 6, 2017, we issued $5.0 million in subordinated convertible notes, or the Convertible Notes, in a private placement transaction with certain of our existing stockholders and their affiliated entities, including investors affiliated with certain of our directors. Pursuant to the terms thereof, the Convertible Notes will automatically convert into shares of our common stock, or the Conversion Shares, upon the consummation of this offering. The number of Conversion Shares to be issued upon the consummation of this offering shall equal the outstanding principal amount and unpaid but accrued interest on the Convertible Notes divided by the public offering price set forth on the cover page of this prospectus.

The percentage of shares beneficially owned is computed on the basis of 24,918,386 shares of our common stock outstanding as of August 1, 2017, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 22,671,601 shares of common stock and the issuance of 624,987 shares of common stock in connection with the conversion of the Convertible Notes upon the consummation of this offering. Shares of our common stock that a person has the right to acquire within 60 days after August 1, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Restoration Robotics, Inc., 128 Baytech Drive, San Jose, CA 95134.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Sutter Hill Ventures L.P.(1)	3,628,704	—	3,797,243	15.2%	3,797,243	13.9%
Clarus Lifesciences II, L.P. (2)	3,389,105	—	3,546,513	14.2%	3,546,513	12.9%
Entities affiliated with Alloy Ventures(3)	3,253,010	—	3,404,097	13.7%	3,404,097	12.4%
InterWest Partners IX, L.P. (4)	3,185,758	—	3,333,722	13.4%	3,333,722	12.2%
Named Executive Officers and Directors
Ryan Rhodes(5)	—	259,189	259,189	1.1%	259,189	*
Gabe Zingaretti(6)	13,060	152,395	165,455	*	165,455	*
Charlotte Holland(7)	11,562	109,895	121,457	*	121,457	*
James McCollum	638,510	—	638,510	2.6%	638,510	2.3%
Lisa Edone	—	—	—	*	—	*
Frederic Moll, M.D.(8)	596,476	—	596,476	2.5%	596,476	2.2%
Jeffrey Bird, M.D., Ph.D.(9)	3,628,704	—	3,628,704	15.2%	3,797,243	13.9%
Emmett Cunningham, Jr., M.D., Ph.D.(10)	—	—	—	*	—	*
Gil Kliman, M.D. (11)	3,185,758	—	3,185,758	13.4%	3,333,722	12.2%
Craig Taylor(12)	3,253,010	—	3,253,010	13.7%	3,404,097	12.4%
Shelley Thunen(13)	—	59,250	59,250	*	59,250	*
All directors and executive officers as a group (14 persons)(13)	10,688,556	746,560	11,902,706	47.8%	11,736,887	40.6%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.
(1)

Consists of (i) 888,690 shares issuable upon the conversion of Series C preferred stock held by Sutter Hill Ventures, (ii) 71,498 shares issuable upon the conversion of Series C preferred stock held by Dr. Bird and Christina Bird, Co-Trustees of the Jeffrey W. and Christina R. Bird Trust U/A/D 10/31/00, or the Bird Trust, (iii) 40,982 shares issuable upon the conversion of Series C preferred stock held by The Bird 2011 Irrevocable Children’s Trust, or the Bird Children’s Trust, (iv) 640,733 shares issuable upon the conversion of Series C preferred stock held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals, (v) 606,386 shares issuable upon the conversion of Series B preferred stock held by Sutter Hill Ventures, (vi) 31,476 shares issuable upon the conversion of Series B preferred stock held by Dr. Bird and Christina Bird, Co-Trustees of the Bird Trust, (vii) 31,747 shares issuable upon the conversion of Series B preferred stock held by NestEgg Holdings, LP, or NestEgg, (viii) 368,840 shares issuable upon the conversion of Series B preferred stock held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals, (ix) 479,145 shares issuable upon the conversion of Series A preferred stock held by Sutter Hill Ventures, (x) 66,684 shares issuable upon the conversion of Series A preferred stock held by Dr. Bird and Christina Bird, Co-Trustees of the Bird Trust, (xi) 402,523 shares issuable upon the conversion of Series A preferred stock held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals. Dr. Bird is a member of our board of directors. Dr. Bird is a trustee of the Bird Children’s Trust and of the Bird Trust, which is the general partner of NestEgg and he shares voting and dispositive power with respect to the shares held by those entities.

Dr. Bird and Sutter Hill Ventures do not have any voting or dispositive power with respect to the shares described in (iv), (viii) and (xi) above. Sutter Hill Ventures is a California limited partnership. Dr. Bird, Tench Coxe, James N. White, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III are members of the management committee and managing directors of Sutter Hill Ventures and share voting and dispositive power with respect to the shares held by Sutter Hill Ventures. Each of these individuals disclaims beneficial ownership of the shares held by Sutter Hill Ventures except to the extent of his individual pecuniary interest therein. The table above includes the issuance of 168,539 shares of common stock to entities affiliated with Sutter Hill Ventures pursuant to the terms of the Convertible Notes, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The address for all entities is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.
(2)	Consists of 3,389,105, shares issuable upon the conversion of Series C preferred stock held by Clarus Lifesciences II, L.P., or Clarus. Clarus Ventures II GP, L.P., or the GPLP, as the sole general partner of Clarus, may be deemed to beneficially own certain of the shares held by Clarus. The GPLP disclaims beneficial ownership of all shares held by Clarus in which the GPLP does not have an actual pecuniary interest. Clarus Ventures II, LLC, or the GPLLC, as the sole general partner of the GPLP, may be deemed to beneficially own certain of the shares held by Clarus. The GPLLC disclaims beneficial ownership of all shares held by Clarus in which it does not have an actual pecuniary interest. Each of Nicholas Galakatos, Denis Henner, Robert Liptak, Nicholas Simon, Michael Steinmetz and Kurt Wheeler, as individual managing directors of the GPLLC, may be deemed to beneficially own certain of the shares held of record by Clarus. Each of Messrs. Galakatos, Henner, Liptak, Simon, Steinmetz and Wheeler disclaims beneficial ownership of all shares held of record by Clarus in which he does not have an actual pecuniary interest. The table above includes the issuance of 157,408 shares of common stock to Clarus Lifesciences II, L.P. pursuant to the terms of the Convertible Notes, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The address for the entities is 101 Main Street, Suite 1210, Cambridge, MA 02142.
(3)	Consists of (i) 616,446 shares issuable upon the conversion of Series C Preferred stock held by Alloy Ventures 2002, L.P., or Alloy Ventures 2002, (ii) 505,580 shares issuable upon the conversion of Series B preferred stock held by Alloy Ventures 2002, (iii) 461,717 shares issuable upon the conversion of Series A preferred stock held by Alloy Ventures 2002, (iv) 633,094 shares issuable upon the conversion of Series C preferred stock held by Alloy Ventures 2005, L.P., or Alloy Ventures 2005, (v) 519,230 shares issuable upon the conversion of Series B preferred stock held by Alloy Ventures 2005, (vi) 474,184 shares issuable upon the conversion of Series A preferred stock held by Alloy Ventures 2005, (vii) 16,643 shares issuable upon conversion of Series C preferred stock held by Alloy Partners 2002, L.P., or Alloy Partners 2002, (viii) 13,650 shares issuable upon conversion of Series B preferred stock held by Alloy Partners 2002 and (ix) 12,466 shares issuable upon conversion of Series A preferred stock held by Alloy Partners 2002. The managing members of Alloy Ventures 2002, LLC are Craig Taylor, John Shoch, Douglas Kelly, MD, Daniel Rubin, and Tony Di Bona. The managing members of Alloy Ventures 2005, LLC are Craig Taylor, John Shoch, Douglas Kelly, Michael Hunkapiller, Ammar Hanafi, Daniel Rubin and Tony Di Bona. Alloy Ventures 2002, LLC is the sole general Partner of Alloy Ventures 2002, LP and Alloy Partners 2002, LP. Alloy Ventures 2005, LLC is the sole general partner of Alloy Ventures 2005, LP. The individuals listed herein may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by the respective entities listed herein. Each managing member disclaims beneficial ownership of the shares except to extent of their pecuniary interest therein. The table above includes the issuance of shares 151,087 of common stock to Alloy Ventures 2002 and Alloy Ventures 2005 pursuant to the terms of the Convertible Notes, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The address of the entities affiliated with Alloy Ventures is 1415 Hamilton Avenue, Palo Alto, CA 94301.
(4)	Consists of (i) 1,647,297 shares issuable upon the conversion of Series C preferred stock and (ii) 1,538,461 shares issuable upon the conversion of Series B preferred stock, each held by InterWest Partners IX, L.P, or InterWest IX. InterWest IX is a California limited partnership, whose general partner is InterWest Management Partners IX, LLC, or IMP IX. The managing directors of IMP IX are Philip T. Gianos, W. Stephen Holmes, Gilbert H. Kliman and Arnold L. Oronsky. Khaled A. Nasr is a venture member of IMP IX. Each managing director and venture member of IMP IX shares voting and investment power with respect to the securities held by InterWest IX and disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. Gil Kliman, M.D., is a managing director of IMP IX and is a member of our board of directors. The table above includes the issuance of 147,964 shares of common stock to InterWest Partners IX, LP pursuant to the terms of the Convertible Notes, assuming an initial public offering price of $8.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The address for the entities is 2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(5)	Consists of 259,187 shares issuable pursuant to stock options exercisable within 60 days of August 1, 2017.
(6)	Consists of (i) 13,060 shares and (ii) 152,395 shares issuable pursuant to stock options exercisable within 60 days of August 1, 2017.

(7)	Consists of (i) 11,562 shares and (ii) 109,895 shares issuable pursuant to stock options exercisable within 60 days of August 1, 2017.
(8)	Consists of (i) 79,285 shares, (ii) 46,620 shares issuable upon the conversion of Series C preferred stock, (iii) 153,846 shares issuable upon the conversion of Series B preferred stock and (iv) 316,725 shares issuable upon the conversion of Series A preferred stock, in each case, held by Frederic Moll, M.D.
(9)	Consists of the shares described in note 1 above.
(10)	Consists of the shares as described in note 4 above. Dr. Kliman is a managing director of InterWest Management Partners IX, LLC which is the general partner of InterWest Partners IX, L.P., and as such may be deemed to beneficially own such shares. Dr. Kliman disclaims beneficial ownership of such shares except to the extent of any pecuniary interest.
(11)	Consists of the shares as described in note 3 above. Mr. Taylor is President of Alloy Ventures, Inc. and as such may be deemed to beneficially own such shares. Mr. Taylor disclaims beneficial ownership of such shares except to the extent of any pecuniary interest.
(12)	Consists of 59,250 shares issuable pursuant to stock options exercisable within 60 days of August 1, 2017.
(13)	Consists of (i) the shares described in footnotes 5 through 13 above and (ii) 746,560 shares issuable pursuant to stock options exercisable within 60 days of August 1, 2017.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of June 30, 2017, there were outstanding:

•	24,291,762 shares of our common stock, on an as-converted basis, held by approximately 637 stockholders of record;

•	1,939,894 shares of our common stock issuable upon exercise of outstanding stock options; and

•	385,126 shares of our common stock issuable upon exercise of outstanding warrants.

In connection with this offering, we effected a 1-for-10 reverse stock split of our outstanding capital stock on September 15, 2017.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. However, pursuant to the loan and security agreement between us and Oxford dated as of May 19, 2015 and subsequently amended as of September 15, 2015, we are not permitted to pay cash dividends in excess of $250,000 in aggregate per fiscal year.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for a description of our currently outstanding preferred stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. From and after the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Under our amended and restated investors’ rights agreement, based on the number of shares outstanding as of June 30, 2017, following the consummation of this offering, the holders of approximately 23.3 million shares of common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of June 30, 2017, after the consummation of this offering, the holders of approximately 23.3 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 50% of these shares can request that we register all or a portion of their shares if the aggregate price to the public of the shares offered is at least $5,000,000. Additionally, we will not be required to effect a demand registration if: (i) within 30 days of receipt of any registration request, we furnish to the applicable holders a notice indicating our intent to file such a registration statement for an initial public offering within 90 days of such notice or (ii) if in the good faith judgment of the board of directors, it is determined it is in our best interests, we may delay the filing of a registration statement for a period of up to 90 days (provided that a delay for such reasons is not effected more than twice in any 12 month period).

Piggyback Registration Rights

Based on the number of shares outstanding as of June 30, 2017, after the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 23.3 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Form S-3 Registration Rights

Based on the number of shares outstanding as of June 30, 2017, after the consummation of this offering, the holders of approximately 23.3 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain Form S-3 registration rights. These holders, subject to certain minimum holding requirements, can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $10,000,000. These stockholders may make an unlimited number of requests for registration on Form S-3, but in no event shall we be required to file more than two registrations on Form S-3 in any given 12 month period.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of five years after the consummation of this offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90 day period.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock. For more information on the classified board, see “Management—Board Composition—Classified Board of Directors.” Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”

Listing

Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “HAIR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Inc. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of June 30, 2017 and assuming an initial public offering price of $8.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), upon the consummation of this offering and assuming (1) the conversion of our outstanding preferred stock into 22,671,601 shares of common stock, (2) after giving effect to the issuance of 624,987 shares of common stock following the conversion upon the consummation of this offering of the convertible notes we issued in September 2017, (3) no exercise of the underwriters’ over-allotment option and (4) no exercise of any of our other outstanding options, we will have outstanding an aggregate of approximately 28,041,749 shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of June 30, 2017 and assumptions (1) through (4) described above, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
24,916,749 shares	180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and stockholders and option holders holding approximately 90% of our outstanding common stock prior to the offering on an as converted basis have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of National Securities Corporation.

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange

Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representative of the underwriters does not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately 2,741,676 shares of common stock immediately after this offering (calculated as of June 30, 2017 on the basis of the assumptions (1) through (3) described above ); or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Registration Rights

Based on the number of shares outstanding as of June 30, 2017, after the consummation of this offering, the holders of approximately 23.3 million shares of our common stock, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2005 Stock Plan and our 2015 Equity Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “U.S.-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We have entered into an underwriting agreement with National Securities Corporation, or NSC, acting as the representative of the several underwriters named below, with respect to the shares of common stock subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares of common stock provided below opposite their respective names.

Underwriters	Number of Shares
National Securities Corporation
Roth Capital Partners, LLC
Craig-Hallum Capital Group LLC

Total	3,125,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 468,750 additional shares of common stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Discount, Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $        per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be changed by the representative. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the underwriting discount payable to the underwriter by us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discount	$	$	$

We have agreed to reimburse the underwriters for certain out-of-pocket expenses not to exceed $350,000. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $2.7 million.

No Public Market

Prior to this offering, there has not been a public market for our common stock and the public offering price for our common stock will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

No assurance can be given that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Underwriter Warrants

On August 27, 2014, we issued warrants to purchase an aggregate of 164,502 shares of our Series C Preferred Stock to NSC and certain of its employees. Upon the closing of this offering, all shares of our outstanding preferred stock will convert into shares of common stock immediately prior to the consummation of this offering pursuant to our amended and restated certificate of incorporation. As a result, these warrants will automatically convert into warrants exercisable for 164,502 shares of our common stock in connection with the stockholder consent. These warrants will remain outstanding and exercisable for the then underlying common stock until the date that is the one-year anniversary following the closing of this offering.

Lock-up Agreements

We, our officers, directors and stockholders and option holders holding approximately 90% of our outstanding common stock prior to the offering on an as converted basis have agreed, subject to limited exceptions, for a period of 180 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representative. The representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements; provided, however, that, subject to limited exceptions, at least three business days before the release or waiver or any lock-up agreement, the representative must notify us of the impending release or waiver and we will be required to announce the impending release or waiver through a major news service at least two business days before the release or waiver.

In connection with our issuance of warrants to purchase shares of Series C Preferred Stock to NSC, NSC has agreed not to sell, offer, pledge, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend or otherwise transfer or encumber, directly or indirectly, or enter into any swap, hedging or similar arrangement regarding any shares of our common stock or other securities held by NSC for a period of 180 days following the close of this offering.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing and Transfer Agent

Our common stock has been approved for listing on The NASDAQ Global Market under the trading symbol “HAIR”. The transfer agent of our common stock is Computershare Inc.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other

From time to time, certain of the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received and, may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering and except as described below, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus. In December 2016, May 2017 and June 2017, NSC acted as our exclusive placement agent in connection with the private placement of a total of $6,075,427.93 of our Series C preferred stock for which we paid NSC cash placement fees and out-of-pocket expense reimbursement totaling $722,767.

NOTICE TO INVESTORS

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares of common stock offered hereby are “securities.”

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025. Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, NY 10020 is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to our company and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.restorationrobotics.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Restoration Robotics, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Restoration Robotics, Inc.

We have audited the accompanying consolidated balance sheets of Restoration Robotics, Inc., a Delaware corporation, and subsidiaries (the “Company”), as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Restoration Robotics, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows since inception and has a net stockholders’ deficit. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON LLP

/s/ GRANT THORNTON LLP

Denver, CO

July 7, 2017 (except for Note 16 and the effects thereof, which is as of September 18, 2017)

RESTORATION ROBOTICS, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,		June 30, 2017	Pro Forma June 30, 2017
	2015	2016
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,127	$11,906	$9,466	$9,466
Accounts receivable	1,494	2,481	3,351	3,351
Inventory	5,634	2,742	2,105	2,105
Prepaid expenses and other current assets	1,134	810	1,057	1,057

Total current assets	25,389	17,939	15,979	15,979
Property and equipment, net	988	1,459	1,289	1,289
Other assets	100	100	882	882

TOTAL ASSETS	$26,477	$19,498	$18,150	$18,150

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$1,031	$1,740	$2,539	$2,539
Accrued and other liabilities	2,866	2,438	3,527	3,527
Deferred revenue	1,063	1,423	1,500	1,500
Current portion of long-term debt, net of discount of $551 and $411 as of December 31, 2016 and June 30, 2017 (unaudited)	—	7,449	7,589	7,589

Total current liabilities	4,960	13,050	15,155	15,155
Other long-term liabilities	—	563	512	512
Preferred stock warrant liabilities	347	693	886	—
Long-term debt, net of discount of $1,588, $299 and $129 as of December 31, 2015 and 2016 and June 30, 2017 (unaudited)	19,713	13,001	9,171	9,171

TOTAL LIABILITIES	25,020	27,307	25,724	24,838

Commitments and Contingencies (Note 5)
Convertible preferred stock, $0.0001 par value; 208,154,444 authorized as of December 31, 2015, 236,154,444 shares authorized as of December 31, 2016 and June 30, 2017 (unaudited); 19,336,777, 21,142,295 and 22,671,601 shares issued and outstanding as of December 31, 2015 and 2016 and June 30, 2017 (unaudited); aggregate liquidation preference of $129,322 as of December 31, 2015, $142,231 as of December 31, 2016 and $153,166 as of June 30, 2017 (unaudited); no shares authorized, issued or outstanding as of June 30, 2017, pro forma (unaudited)	123,662	135,735	145,960	—
STOCKHOLDERS’ DEFICIT:
Common stock, $0.0001 par value: 322,490,000 shares authorized as of December 31, 2015, 350,490,000 shares authorized as of December 31, 2016 and June 30, 2017 (unaudited); 1,595,277, 1,615,495 and 1,620,161 shares issued and outstanding as of December 31, 2015 and 2016 and June 30, 2017 (unaudited); 350,490,000 shares authorized, 24,916,749 shares issued and outstanding, proforma (unaudited)	—	—	—	2
Additional paid-in capital	2,580	3,087	3,327	150,171
Accumulated other comprehensive income (loss)	14	14	(34)	(34)
Accumulated deficit	(124,799)	(146,645)	(156,827)	(156,827)

TOTAL STOCKHOLDERS’ DEFICIT	(122,205)	(143,544)	(153,534)	(6,688)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$26,477	$19,498	$18,150	$18,150

The accompanying notes are an integral part of these consolidated financial statements.

RESTORATION ROBOTICS, INC.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
Revenue, net	$17,230	$15,600	$6,746	$11,264
Cost of revenue	12,513	10,431	4,863	6,578

Gross profit	4,717	5,169	1,883	4,686
Operating expenses:
Research and development	7,399	7,474	3,554	3,841
Sales and marketing	14,587	12,483	6,196	7,304
General and administrative	3,256	4,144	1,853	2,410

Total operating expenses	25,242	24,101	11,603	13,555

Loss from operations	(20,525)	(18,932)	(9,720)	(8,869)
Other income (expense), net:
Interest expense	(2,892)	(2,483)	(1,249)	(1,115)
Other income (expense), net	446	(431)	(16)	(174)

Total other expense, net	(2,446)	(2,914)	(1,265)	(1,289)

Net loss before provision for income taxes	(22,971)	(21,846)	(10,985)	(10,158)
Provision for income taxes	—	—	—	24

Net loss attributable to common stockholders	$(22,971)	$(21,846)	$(10,985)	$(10,182)

Net loss per share attributable to common stockholders, basic and diluted	$(14.70)	$(13.54)	$(6.82)	$(6.29)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	1,562,829	1,612,933	1,611,730	1,619,172

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(1.00)		$(0.43)

Weighted-average shares used in computing pro forma net loss attributable to common stockholders, basic and diluted (unaudited)		21,453,380		23,051,497

The accompanying notes are an integral part of these consolidated financial statements.

RESTORATION ROBOTICS, INC.

Consolidated Statements of Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
Net loss	$(22,971)	$(21,846)	$(10,985)	$(10,182)
Other comprehensive income (loss):
Cumulative translation adjustment	14	—	(25)	(48)

Comprehensive loss	$(22,957)	$(21,846)	$(11,010)	$(10,230)

The accompanying notes are an integral part of these consolidated financial statements.

RESTORATION ROBOTICS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—January 1, 2015	18,662,525	$119,487	1,515,384	$—	$2,021	$—	$(101,828)	$(99,807)
Issuance of common stock pursuant to stock option exercises of vested options	—	—	79,893	—	111	—	—	111
Issuance of Series C convertible preferred stock for cash, net of issuance costs of $646	674,252	4,175	—	—	—	—	—	—
Vesting of shares purchased under an early exercise of stock options	—	—	—	—	19	—	—	19
Stock-based compensation	—	—	—	—	429	—	—	429
Other comprehensive income	—	—	—	—	—	14		14
Net loss	—	—	—	—	—	—	(22,971)	(22,971)

Balance—December 31, 2015	19,336,777	123,662	1,595,277	—	2,580	14	(124,799)	(122,205)
Issuance of common stock pursuant to stock option exercises of vested options	—	—	20,218	—	41	—	—	41
Issuance of Series C convertible preferred stock for cash, net of issuance costs of $837	1,805,518	12,073	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	466	—	—	466
Net loss	—	—	—	—	—	—	(21,846)	(21,846)

Balance—December 31, 2016	21,142,295	135,735	1,615,495	—	3,087	14	(146,645)	(143,544)
Issuance of common stock pursuant to stock option exercises of vested options (unaudited)	—	—	4,666	—	9	—	—	9
Issuance of Series C Preferred Stock for cash net of issuance costs of $699 (unaudited)	1,529,306	10,225	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	231	—	—	231
Other comprehensive loss (unaudited)	—	—	—	—	—	(48)	—	(48)
Net loss (unaudited)	—	—	—	—	—	—	(10,182)	(10,182)

Balance—June 30, 2017 (unaudited)	22,671,601	$145,960	1,620,161	$—	$3,327	$(34)	$(156,827)	$(153,534)

The accompanying notes are an integral part of these consolidated financial statements.

RESTORATION ROBOTICS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,971)	$(21,846)	$(10,985)	$(10,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	860	654	350	313
Loss on disposal of property and equipment	—	46	17	—
Amortization of debt issuance costs	1,209	737	386	311
Stock-based compensation	429	466	190	231
Changes in fair value of preferred stock warrant liabilities	(578)	346	—	193
Changes in operating assets and liabilities:
Accounts receivable	3,501	(987)	534	(870)
Inventory	(3,369)	2,892	1,358	637
Prepaid expenses and other assets	377	324	121	(247)
Accounts payable	(1,929)	709	55	799
Accrued and other liabilities	(1,647)	495	(717)	333

Net cash used in operating activities	(24,118)	(16,164)	(8,691)	(8,482)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(80)	—	—	—
Proceeds from sale of property and equipment	—	2	2	12
Purchases of property and equipment	(456)	(1,173)	(291)	(155)

Net cash used in investing activities	(536)	(1,171)	(289)	(143)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt, net of issuance costs	19,601	—	—	—
Proceeds from issuance of Series C convertible preferred stock, net	4,175	12,073	(12)	10,225
Proceeds from exercised stock options	111	41	39	9
Principal payments on long-term debt	(15,000)	—	—	(4,000)

Net cash provided by financing activities	8,887	12,114	27	6,234

NET DECREASE IN CASH AND CASH EQUIVALENTS	(15,767)	(5,221)	(8,953)	(2,391)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	14	—	(26)	(49)

CASH AND CASH EQUIVALENTS—Beginning of period	32,880	17,127	17,127	11,906

CASH AND CASH EQUIVALENTS—End of period	$17,127	$11,906	$8,148	$9,466

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$61	$56	$16	$4

Interest paid during the period	$1,452	$1,738	$860	$830

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Vesting of shares purchased under an early exercise of stock options	$19	$—	$—	$—

Issuance of warrants in connection with long-term debt	$256	$—	$—	$—

Non-cash lease incentive	$16	$—	$—	$—

Deferred offering costs included in accrued and other liabilities	$—	$—	$—	$782

The accompanying notes are an integral part of these consolidated financial statements.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Restoration Robotics, Inc. (together with its subsidiaries, collectively the “Company”) is a medical device company incorporated in the state of Delaware on November 22, 2002. The Company develops an image-guided robotic system that enables follicular unit extraction (“FUE”) for use in the field of hair transplantation and markets the ARTAS® Robotic System in the United States and other foreign countries.

Liquidity

These consolidated financial statements are prepared on a going concern basis that contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has incurred net operating losses and negative cash flows from operations since inception. As of December 31, 2016 and June 30, 2017, the Company has an accumulated deficit of $146,645 and $156,827 and currently does not have sufficient capital for current operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. In order to continue its operations, the Company must achieve profitable operations and/or obtain additional financing. Management plans to manage expenses and obtain additional funds through a combination of equity and debt financing. There can be no assurance, however, that such financings will be successfully completed or completed on terms acceptable to the Company or that management’s plans will be effectively implemented. While the Company raised additional funds through the issuance of Series C convertible preferred stock subsequent to December 31, 2016 together with its existing cash and cash equivalents and cash generated from operations, it is probable that the Company will be unable to meet its obligations as they become due within one year after the December 31, 2016 consolidated financial statements were issued. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur substantial operating losses and net cash outflows. The Company may never become profitable and even if it does attain profitable operations, it may not be able to sustain profitability or positive cash flows on a recurring basis.

Even if the Company is successful in completing its fundraising, the Company may need to raise further capital in the future to service its debt or fund its operations until the time it can sustain positive cash flows. There can be no assurance that the Company will be successful in raising additional capital or that such capital, if available, will be on terms that are acceptable to the Company. If the Company is unable to raise sufficient additional capital, it may be compelled to reduce the scope of its operations and planned capital expenditures or sell certain assets, including intellectual property assets.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and, as such, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Restoration Robotics, Inc. and its wholly owned subsidiaries, which are located in the United States, United Kingdom, Spain, Hong Kong and South Korea. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to revenue recognition, the fair value of common stock, the fair value of preferred stock warrant liabilities, and the recoverability of the Company’s net deferred tax assets and related valuation allowance. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2017, the interim consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2016 and 2017 and the interim consolidated statements of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2017 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated balance sheet as of June 30, 2017 and the consolidated statements of operations, comprehensive loss and cash flows for the six months ended June 30, 2016 and 2017 and the consolidated statements of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2017. The consolidated financial data disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2016 and 2017 are also unaudited. The consolidated results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2017, or for any other future annual or interim period.

Unaudited Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet as of June 30, 2017 reflects the automatic conversion of all shares of the Company’s outstanding convertible preferred stock into an aggregate of 22,671,601 shares of common stock immediately prior to the consummation of an IPO pursuant to the Company’s amended and restated certificate of incorporation. In addition, the unaudited pro forma convertible balance sheet reflects that the convertible preferred stock warrants upon convert into common stock warrants and the convertible preferred stock warrant liability would be reclassified to additional paid-in capital in stockholders’ deficit upon completion of an IPO.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Correction of an Immaterial Error in Prior Period Financial Information

In connection with the preparation of the consolidated financial statements for the three months ended March 31, 2017, the Company identified an error that impacted the previously issued annual consolidated financial statements. The error was related to the fair value of the Company’s preferred stock warrant liabilities, which resulted in an overstatement of the preferred stock warrant liabilities at December 31, 2015 and 2016, and overstatement of net loss attributable to common shareholders for the year ended December 31, 2015 and understatement of net loss attributable to common shareholders for the year ended December 31, 2016.

The Company concluded that this error was not material to the previously issued consolidated financial statements. The effects of the prior period error on the consolidated financial statements are as follows (in thousands):

	December 31, 2015
	As Previously Reported	Adjustments	As Adjusted
Preferred stock warrant liabilities	$847	$(500)	$347

TOTAL LIABILITIES	$25,520	$(500)	$25,020

STOCKHOLDERS’ DEFICIT
Accumulated deficit	$(125,299)	$500	$(124,799)

TOTAL STOCKHOLDERS’ DEFICIT	$(122,705)	$500	$(122,205)

Other income (expense), net:
Other income (expense), net	$(54)	$500	$446

Total other expense, net	$(2,946)	$500	$(2,446)

Net loss attributable to common stockholders	$(23,471)	$500	$(22,971)

	December 31, 2016
	As Previously Reported	Adjustments	As Adjusted
Preferred stock warrant liabilities	$847	$(154)	$693

TOTAL LIABILITIES	$27,461	$(154)	$27,307

STOCKHOLDERS’ DEFICIT
Accumulated deficit	$(146,799)	$154	$(146,645)

TOTAL STOCKHOLDERS’ DEFICIT	$(143,698)	$154	$(143,544)

Other income (expense), net:
Other expense, net	$(85)	$(346)	$(431)

Total other expense, net	$(2,568)	$(346)	$(2,914)

Net loss attributable to common stockholders	$(21,500)	$(346)	$(21,846)

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined it operates in a single operating segment and has one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Foreign Currency

The functional currency of the Company’s non-U.S. subsidiaries is the local currency. Asset and liability balances denominated in non-U.S. dollar currencies are translated into U.S. dollars using period-end exchange rates, which revenue and expenses are based upon the exchange rate at the time of the transaction, if known, or at the average rate for the period. Differences are included in stockholders’ deficit as a component of accumulated other comprehensive loss. Financial assets and liabilities denominated in currencies other than the functional currency are recorded at the exchange rate at the time of the transaction and subsequent gains and losses related to changes in the foreign currency are included in other income (expense), net in the accompanying consolidated statements of operations. The net foreign transaction gain or losses were insignificant for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consists primarily of funds invested in readily available checking and savings accounts and investments in money market funds and short-term time deposits.

Restricted Cash

As of December 31, 2015 and 2016 and June 30, 2017, the Company was required to hold $100 in a separate money market account as collateral for credit cards. These amounts are recorded in other assets in the accompanying consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Substantially all of the Company’s cash and cash equivalents and restricted cash are held with two financial institutions, and the account balances exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Accounts are insured by the FDIC up to $250 per financial institution. The Company has not experienced any losses in such accounts with these financial institutions.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Concentration of Customers

For the years ended December 31, 2015 and 2016 and six months ended June 30, 2016 and 2017 there were no customers accounting for more than 10% of the Company’s revenues. As of December 31, 2015, three customers accounted for 12%, 15%, and 19% of the Company’s accounts receivable. As of December 31, 2016, six customers accounted for 10%, 11%, 11%, 11%, 12%, and 13% of the Company’s accounts receivable. As of June 30, 2017, two customers each accounted for 12% of the Company’s accounts receivable.

Accounts receivable do not bear interest and are typically not collateralized. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Accounts receivable are deemed past due in accordance with the contractual terms of the agreement. Accounts are charged against the allowance for doubtful accounts once collection efforts are unsuccessful. Historically, such losses have been within management’s expectations. The allowance for doubtful accounts is zero at December 31, 2015 and 2016 and June 30, 2017.

Inventory

Inventory is stated at the lower of cost or market and cost is principally determined using the first-in, first-out method. Costs include material, labor and overhead. Inventory that is obsolete or in excess of forecasted usage is written down to its estimated net realizable value based on assumptions about future demand and market conditions. Inventory write-downs are charged to cost of goods sold and a new cost basis for the inventory is established.

Concentration of Supplier

The Company has a single source supplier manufacturing its system. If the supplier is not able to supply the requested orders, the Company would be unable to continue to derive revenues from the sale of systems until an alternative source is found, which could take a considerable length of time.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which is between three and five years. Leasehold improvements are amortized over the lesser of the life of the lease or the useful life of the improvements. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet, and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

of the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There has been no impairment of long-lived assets for any of the periods presented.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting and filing fees relating to an IPO, are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be expensed. As of June 30, 2017, $782 of deferred offering costs have been capitalized, which is included in other long-term assets in the consolidated balance sheets. There were no deferred offering costs capitalized as of December 31, 2016.

Preferred Stock Warrants Liabilities

The Company accounts for freestanding warrants to purchase shares of convertible preferred stock that are contingently redeemable as liabilities in the consolidated balance sheets at their estimated fair value because these warrants may obligate the Company to redeem them at some point in the future. At the end of each reporting period, changes in the estimated fair value of the warrants to purchase shares of convertible preferred stock are recorded as other income (expense), net in the consolidated statements of operations. The Company will continue to adjust the preferred stock warrant liabilities to its estimated fair value until the earlier of the exercise or expiration of the warrants or as such time the warrants become convertible on exercise into shares of common stock.

Debt Issuance Costs

Costs related to the issuance of debt are presented as a direct deduction to the carrying value of the debt and are amortized to interest expense using the effective interest rate method over the term of the related debt.

Revenue Recognition

The Company generates revenue from sales of robotic systems and related harvest procedures, and related support and maintenance. The Company derives revenue primarily from two sources: (i) Product revenue, which includes robotic systems sales, installation, software, harvest procedure key and disposable kits; and (ii) Support and maintenance revenue, which includes support, training, and service contracts.

Revenue is recognized when all of the following criteria are met: (l) persuasive evidence of an arrangement exists; (2) the product or service has been delivered; (3) the sales price is fixed or determinable; and (4) collection is reasonably assured.

The Company defines each of the four criteria above as follows:

•	Persuasive Evidence of Arrangement Exists. The Company uses purchase orders pursuant to the terms and conditions of a master agreement to support the evidence of an arrangement with distributors and uses purchase agreements as evidence of arrangement with direct customers.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

•	Delivery has Occurred. Provided that all other revenue recognition criteria have been met, for direct sales the Company typically recognizes systems revenue upon customer acceptance, or upon shipment for systems sold to distributors, as title and risk of loss are transferred at that time, and there are no further obligations and no rights of return. Harvest procedure revenue is recognized upon shipment of disposable kits and delivery of the ARTAS key. Support and maintenance revenue is recognized over time as the services are delivered.

•	The Sales Price is Fixed or Determinable. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. If the terms are extended beyond the Company’s normal payment terms, the Company will recognize revenue as the payments become due. Payments from distributors are not contingent on the distributors’ receiving payment from the end-users.

•	Collection is Reasonably Assured. The Company assesses probability of collection on an individual basis based on a number of factors, including the credit-worthiness of the customer and past transaction history with the customer. The Company generally obtains a significant cash deposit from its customers prior to shipment.

The Company records its revenues net of sales tax and shipping and handling costs. Incremental direct cost incurred related to the acquisition or origination of a customer contract are expensed as incurred.

Multiple Element Arrangements

The Company’s offering includes robotic system containing software components that function together to provide the essential functionality of the product. Therefore, the Company’s hardware products (inclusive of the core software) are considered non-software deliverables and are not subject to industry-specific software revenue recognition guidance.

The Company’s typical multiple element arrangement includes robotic systems (including the essential software), harvest procedure key, installation (for direct sales to end-users), product training and service contracts. The Company considers each of these deliverables to be separate units of accounting based on whether the delivered items have stand-alone value. The Company has determined that each unit of accounting has stand-alone value because they are sold separately by the Company or, for hardware products, because the customers can resell them to others on a stand-alone basis.

For the arrangements with multiple deliverables, the Company allocates the arrangement fee to each element based upon the relative selling price of such element. When applying the relative selling price method, the Company determines the selling price for each element using vendor-specific objective evidence (VSOE) of selling price, if it exists, or if not, third-party evidence (TPE) of selling price, if it exists. If neither VSOE nor TPE of selling price exist for an element, the Company uses its best estimated selling price (BESP) for that element. The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element.

The Company is not able to establish a selling price of its deliverables using VSOE or to determine TPE for its products and services. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained.

When the Company is unable to establish the selling price of its deliverables using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, industry and market conditions, competitive landscape, standard pricing practices and internal cost models. Additionally, the Company considers historical transactions, including transactions whereby the deliverable was sold on a stand-alone basis.

Deferred revenue primarily relates to support and maintenance and pertains to billings or payments received in advance where all of the revenue recognition criteria have not been met. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Cost of Revenue

Cost of revenue consists of product and fulfillment costs. Product costs include the cost of systems and disposable kits manufacture, related labor and personnel costs and allocated shared costs. Fulfillment costs consist of costs incurred in the shipping and handling of inventory including the shipping costs to the Company’s customers, labor and related personnel costs related to receiving, inspecting, warehousing, and preparing systems and reusable kits for shipment.

Cost of revenue for customer service is expensed as incurred and primarily consists of personnel costs such as salaries, bonuses and benefits and stock-based compensation for employees associated with service contracts, travel costs and allocated shared costs (including rent and information technology).

Research and Development

Research and development costs are charged to operations as incurred.

Warranty

The Company provides a one-year warranty on the ARTAS system and accrues for the estimated future costs of repair or replacement upon customer acceptance or shipment. The warranty expense is accrued as a liability and recorded to cost of goods sold and is based upon historical information for the cost to repair or replace the system.

Sales Taxes

Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with the collected taxes recorded as current liabilities in accrued and other liabilities in the accompanying balance sheets until remitted to the relevant government authority.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the tax and financial reporting bases of the Company’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced through the establishment of a valuation allowance, if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized. All deferred tax assets and liabilities are classified as non-current in the consolidated financial statements.

Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination based on the technical merit of the position. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. The Company recognizes interest charges and penalties related to unrecognized tax benefits as a component of the tax provision.

Stock-Based Compensation

U.S. GAAP requires the measurement and recognition of compensation expense for all share-based payment awards, including stock options, using a fair-value based method. The Company estimates the fair value of share-based payment awards on the date of grant using a Black-Scholes-Merton option-pricing model. Stock-based compensation is recognized on a straight-line basis over the requisite service period based on awards ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Stock-based awards granted to non-employees are accounted for at fair value. The associated expense is recognized by the Company over the period the services are performed by non-employees. The fair value of stock-based awards granted to non-employees was nominal for the years ended December 31, 2015 and 2016 and six months ended June 30, 2016 and 2017.

Net Loss and Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share as we issue shares that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

distributed. Our convertible preferred stock contractually entitles the holders of such shares to participate in dividends, but does not contractually require the holders of such shares to participate in our losses. For periods in which the Company has reported net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of the shares of convertible preferred stock into common stock as if such conversion had occurred at the beginning of the period or the date of issuance, if later. The unaudited pro forma net loss per share does not include the shares to be sold and related proceeds to be received from an IPO.

Defined Contribution Plan

In 2006, the Company adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code (“IRC”). This plan covers employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors.

There were no contributions by the Company during the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

In November 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-17, Balance Sheet Classification of Deferred Taxes (Topic 740), or ASU 2015- 17, which simplifies the presentation of deferred income taxes. ASU 2015-17 provides presentation requirements to classify deferred tax assets and liabilities as noncurrent in a classified statement of financial position. The Company early adopted this standard retrospectively to all periods effective January 1, 2014. The adoption of this guidance did not materially impact the presentation of the Company’s consolidated balance sheets as it continues to estimate a one-hundred percent valuation allowance reducing net deferred income taxes to $0.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

In April 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (Subtopic 835-30), or ASU 2015-03. ASU 2015-03 simplifies the presentation of debt issuance costs as a direct deduction from the carrying value of the debt liability rather than showing the debt issuance costs as an asset. The Company adopted this standard retrospectively to all periods effective January 1, 2016. The adoption of this guidance did not have a significant impact on the consolidated financial position and results of operations, although it has changed the financial statement classification of the deferred debt cost. As of December 31, 2015 (as originally reported), the Company had $124 of net deferred debt costs, which had been reflected in the accompanying consolidated balance sheets in other assets. Upon adoption of the new guidance, the net deferred debt costs were reclassified as an offset to the carrying amount of the respective debt balance on the consolidated balance sheets.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), or ASU 2014-15. ASU 2014-15 requires the Company to evaluate the ability to continue as a going concern and to provide related footnote disclosure in certain circumstances. The Company adopted this standard effective January 1, 2016 and have included the relevant disclosures in the consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended by ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12, and ASU No. 2016-20, collectively, ASU 2014-09. ASU 2014-09 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services and also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted. ASU 2014-09 may be adopted either retrospectively to each prior period presented or with the cumulative effect recognized as of the date of initial application. The Company’s final determination will depend on a number of factors, such as the significance of the impact of the new standard on the financial results, system readiness, and the ability to accumulate and analyze the information necessary to assess the impact on prior period financial statements, as necessary. The Company is in the initial stages of evaluating this standard and have not yet selected an adoption method, nor has it determined the effect of the standard on the Company’s consolidated financial statements and related disclosures. The Company currently expects to adopt this standard effective January 1, 2019.

In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies the accounting and reporting of share-based payment transactions, including adjustments to how excess tax benefits and payments for tax withholdings should be classified and provides the election to eliminate the estimate for forfeitures. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

interim or annual period for which financial statements have not been issued or made available for issuance. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, or ASU 2016-15. ASU 2016-15 identifies how certain cash receipts and cash payments are presented and classified in the Statement of Cash Flows. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. This standard should be applied retrospectively and early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which requires lessees to record most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. Under ASU 2016-02, a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact and materiality that this standard will have on its consolidated financial statements. However, the Company does expect an increase in its consolidated assets and liabilities upon adoption of this standard.

In July 2015, the FASB issued ASU No. 2015-11, Inventory, Simplifying the Measurement of Inventory (Topic 330), or ASU 2015-11. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. For public entities, this standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. For all other entities, this standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017. This standard should be applied prospectively and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

NOTE 2 – NET LOSS PER SHARE

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, preferred stock warrants and

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The following outstanding shares of common stock equivalents were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
Options to purchase common stock	1,410,708	1,831,757	1,419,633	1,939,894
Convertible preferred stock	19,336,777	21,142,295	19,336,857	22,671,601
Warrants for preferred stock	385,126	385,126	385,126	385,126

Total potential dilutive shares	21,132,611	23,359,178	21,141,616	24,996,621

In future periods, if the Company were to generate net income, it would allocate participating securities a proportional share of the net income, determined by dividing total weighted-average participating securities by the sum of the total weighted-average common shares and participating securities (the two-class method). The Company’s Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and the Series AA convertible preferred stock participate in any dividends declared by the Company and are therefore considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income.

To date, the Company has only incurred net losses and has not allocated any losses to participating securities because the preferred stockholders have no contractual obligation to share in the losses of the Company. The Company computes diluted loss per common share after giving consideration to the dilutive effect of stock options, warrants and non-vested stock that are outstanding during the period, except where such non-participating securities would be anti-dilutive.

Unaudited Pro Forma Basic and Diluted Net Loss Per Share

In contemplation of the IPO, the Company has presented unaudited pro forma basic and diluted net loss attributable to common stockholders, which has been calculated assuming (i) the conversion of all series of the convertible preferred stock (using the as-if converted method) into shares of common stock in accordance with the Company’s amended and restated certificate of incorporation as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later; and (ii) the conversion of the convertible preferred stock warrants into common stock warrants as though the conversions had occurred at the beginning of the period. As a result, the Company has removed the gains and losses from the remeasurement of the preferred stock warrant liabilities to fair value from the numerator in the pro forma basic and diluted net loss attributable to common stockholders calculation.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the following periods (in thousands, except share and per share data).

	Year Ended December 31, 2016	Six Months Ended June 30, 2017
	(unaudited)	(unaudited)
Numerator:
Net loss per share attributable to common stockholders	$(21,846)	$(10,182)
Add: Change in fair value of preferred stock warrant liability	346	193

Net loss per share attributable to common stockholders used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	$(21,500)	$(9,989)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stock, basic and diluted	1,612,933	1,619,172
Weighted-average pro forma adjustment to reflect conversion of convertible preferred stock into common stock	19,840,447	21,432,325

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	21,453,380	23,051,497

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(1.00)	$(0.43)

NOTE 3 – FAIR VALUE MEASUREMENTS

Cash and cash equivalents, restricted cash, account receivable, accounts payable, and accrued liabilities approximate fair market value because of the short-term nature of those instruments. Management believes that the long-term note bears variable interest at the prevailing market rates for instruments with similar characteristics; accordingly, the carrying value of this instrument approximates its fair value. The Company’s preferred stock warrants are remeasured to fair value at each reporting date (see Note 8 for further information).

U.S. GAAP established a framework for measuring fair value and a fair value hierarchy based on the inputs used to measure fair value. This framework maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

between market participants at the measurement date. It applies to both items recognized and reported at fair value in the financial statements and items disclosed at fair value in the notes to the financial statements.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level 3 - Securities that have little to no pricing observability as of the report date. These securities are measured using management’s best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.

The following tables summarize the levels of fair value measurements of the Company’s cash equivalents, investments and preferred stock warrants liabilities:

	Fair Value Measurements as of December 31, 2015
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash Equivalents:
Money market accounts	$17,127	$—	$—	$17,127
Restricted cash	100	—	—	100

Total assets	$17,227	$—	$—	$17,227

Liabilities
Preferred stock warrant liabilities	$—	$—	$347	$347

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

	Fair Value Measurements as of December 31, 2016
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash Equivalents:
Money market accounts	$11,906	$—	$—	$11,906
Restricted cash	100	—	—	100

Total assets	$12,006	$—	$—	$12,006

Liabilities
Preferred stock warrant liabilities	$—	$—	$693	$693

	Fair Value Measurements as of June 30, 2017
	Quoted Prices in Active Markets using Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(unaudited)
Assets
Cash Equivalents:
Money market accounts	$9,466	$—	$—	$9,466
Restricted cash	100	—	—	100

Total assets	$9,566	$—	$—	$9,566

Liabilities
Preferred stock warrant liabilities	$—	$—	$886	$886

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

The following table summarizes the preferred stock warrant liabilities activity subject to Level 3 inputs which are measured on a recurring basis:

Fair value measurements of warrants using significant unobservable inputs (Level 3)
Balance as of January 1, 2015	$659
Fair value of preferred stock warrants issued	266
Change in fair value of preferred stock warrants	(578)

Balance as of December 31, 2015	$347
Change in fair value of preferred stock warrants	346

Balance as of December 31, 2016	$693
Change in fair value of preferred stock warrants (unaudited)	193

Balance as of June 30, 2017 (unaudited)	$886

NOTE 4 – BALANCE SHEET COMPONENTS

Inventory

Inventory consists of the following:

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Finished goods	$5,143	$2,580	$2,011
Raw materials	491	162	94

Total inventory	$5,634	$2,742	$2,105

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Insurance	$262	$153	$263
Lease deposit	200	149	100
Marketing tradeshows	104	140	208
Rent	100	—	50
Other	468	368	436

Total prepaid expenses and other current assets	$1,134	$810	$1,057

Property and Equipment, Net

Property and equipment, net consist of the following:

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Computer hardware and software	$615	$647	$676
Equipment	2,854	2,818	2,911
Leasehold improvements	254	1,094	845
Furniture and fixtures	80	82	270

Total property and equipment	3,803	4,641	4,702
Less: Accumulated depreciation and amortization	(2,815)	(3,182)	(3,413)

Total property and equipment, net	$988	$1,459	$1,289

Depreciation and amortization expense was $860 and $654 for the years ended December 31, 2015 and 2016, and $350 and $313 for the six months ended June 30, 2016 and 2017.

Accrued and Other Liabilities

Accrued and other liabilities consist of the following:

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Payroll and related expense	$1,410	$1,647	$1,740
Warranty	295	114	107
Customer deposits	261	98	101
Sales taxes	133	129	88
Accrued professional fees	20	38	1,002
Other	747	412	489

Total accrued and other liabilities	$2,866	$2,438	$3,527

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

NOTE 5 – COMMITMENTS AND CONTINGIENCIES

Operating Leases

The Company has various operating leases including 23,000 square feet of office space in San Jose, California, which expires in April 2022.

The Company recognizes rent expense on a straight-line basis over the non-cancelable lease period and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. When leases contain escalation clauses, rent abatements and/or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease period.

Aggregate future minimum lease payments required under the Company’s operating leases as of December 31, 2016, are as follows:

Years ending December 31,
2017	$489
2018	503
2019	518
2020	534
2021	550
Thereafter	188

Total future minimum lease payments	$2,782

Total rent expense was $322 and $315 for the years ended December 31, 2015 and 2016 and $178 and $207 for the six months ended June 30, 2016 and 2017.

Licensing Agreements

In July 2006, the Company entered into a license agreement with Rassman Licensing, LLC (“Rassman”) for non-exclusive, royalty bearing, non-transferable, perpetual, world-wide rights for use on approved fields relating to robotically controlled hair removal and implantation procedures. In consideration for this license, the Company paid Rassman a one-time payment of $1,000. The agreement terminates on May 9, 2020. In February 2012, the Company amended its license agreement with Rassman. In exchange for a one-time $400 payment to Rassman, the Company now has a fully paid royalty-free license to a patent subject to this license agreement. Royalties for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2016 and 2017 were $0.

In July 2006, the Company entered into a license agreement with HSC Development, LLC for exclusive non-transferable, royalty-free worldwide rights for use in approved fields relating to a computer-controlled system in which a device is carried on a mechanized arm for extraction or implantation of a follicular unit without manual manipulation. In consideration for this license, the Company paid HSC Development, LLC a one-time payment of $25 and issued 2,500 shares of the Company’s common stock valued. The agreement terminates on July 27, 2024.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

NOTE 6 – LONG-TERM DEBT

Repaid Debt Obligations

In December 2013, the Company entered into a loan and security agreement with Comerica. Under the terms of the loan and security agreement, the Company borrowed $7,500 with an interest rate at prime plus 4.6% per annum and issued 10-year warrants to purchase 31,468 shares of Series C Preferred Stock at $7.15 per share. The estimated fair value of the warrants at issuance was recorded as a discount on the loan and amortized into interest expense over the expected life of the loan. The Company repaid the outstanding balance of $6,136 in May 2015.

In December 2013, the Company entered into a loan and security agreement with TriplePoint Capital, LLC. Under the terms of the loan and security agreement, the Company borrowed $7,500 with an interest rate at prime plus 6.6% per annum and issued 10-year warrants to purchase a total of 78,670 shares of Series C Preferred Stock at $7.15 per share. The estimated fair value of the warrants at issuance was recorded as a discount on the loan and amortized into interest expense over the expected life of the loan. The Company repaid the outstanding balance of $6,812 in May 2015.

Current Debt Obligation

In May 2015, the Company entered into a loan and security agreement with Oxford Finance, LLC, or Oxford, (the “Agreement”). Under the terms of the loan and security agreement, the Company borrowed $20,000 with an interest rate at prime plus 8.5% per annum, which is collateralized by all personal property of the Company, and issued 10-year warrants to purchase 110,486 shares of Series C Preferred Stock at $7.15 per share. The estimated fair value of the warrants at issuance was recorded as a discount on the loan and amortized into interest expense over the expected life of the loan. In connection with the loan agreement, the Company recorded $246 of credit facility fees and $153 of debt issuance cost as of January 31, 2015. The credit facility fees and debt issuance costs are a discount on the debt and are being amortized to interest expense over the term of the loan using the effective-interest method. The loan will mature in July 2019, at which time the Company must repay the outstanding principal balance which includes a final payment of $1,300. The outstanding balance on the loan was $17,300 and accrued interest totaled $113 as of June 30, 2017. The interest rate was 12.0% at December 31, 2015, 12.3% at December 31, 2016 and 12.8% at June 30, 2017.

Borrowings under the Agreement are collateralized by all the assets of the Company. The Agreement includes customary restrictive covenants that impose operating and financial restrictions on the Company, including restrictions on our ability to take actions that could be in the Company’s best interests. These restrictive covenants include operating covenants restricting, among other things, the Company’s ability to incur additional indebtedness, effect certain acquisitions or make other fundamental changes. The Company was in compliance with all of the covenants as of December 31, 2015 and 2016 and as of June 30, 2016.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

The scheduled principal payments on the outstanding borrowings as of December 31, 2016 are as follows:

As of December 31, 2016
2017	$8,000
2018	8,000
2019	5,300

Total	21,300
Less debt discount	(850)
Less current portion	(7,449)

Non-current portion	$13,001

During the six months ended June 30, 2017, the Company made principal repayments of $4,000.

NOTE 7 – CONVERTIBLE PREFERRED STOCK

The convertible preferred stock consists of the following:

	December 31, 2015
Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series A	25,092,906	2,509,232	$11,140	$11,292
Series B	38,461,538	3,846,132	24,926	25,000
Series C	142,100,000	12,731,413	85,620	91,030
Series AA	2,500,000	250,000	1,976	2,000

Total convertible preferred stock	208,154,444	19,336,777	$123,662	$129,322

	December 31, 2016
Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series A	25,092,906	2,509,232	$11,140	$11,292
Series B	38,461,538	3,846,132	24,926	25,000
Series C	170,100,000	14,536,931	97,693	103,939
Series AA	2,500,000	250,000	1,976	2,000

Total convertible preferred stock	236,154,444	21,142,295	$135,735	$142,231

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

	June 30, 2017
Convertible Preferred Stock:	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
	(unaudited)
Series A	25,092,906	2,509,232	$11,140	$11,292
Series B	38,461,538	3,846,132	24,926	25,000
Series C	170,100,000	16,066,237	107,918	114,874
Series AA	2,500,000	250,000	1,976	2,000

Total convertible preferred stock	236,154,444	22,671,601	$145,960	$153,166

On issuance, the Company’s convertible preferred stock is recorded at fair value or the amount of allocated proceeds, net of issuance costs. The Company classifies the convertible preferred stock outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within the control of the Company (including merger, acquisition, or sale of all or substantially all of the assets), the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

The rights, preferences and privileges of the Series A, Series B, Series C and Series AA preferred stock are as follows:

Dividends

The holders of the outstanding shares of preferred stock are entitled to receive, when and if declared by the Board of Directors, a noncumulative dividend at the annual rate of 10% of the original issuance price. Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors. No dividends have been declared since inception.

Conversion

Each share of preferred stock is convertible at any time, at the option of the holder, into that number of fully paid shares of common stock as determined by dividing the original issue price for the relevant series by the conversion price for such series. The original issue price of Series A preferred stock is $4.50 per share, the original issue price of Series B preferred stock is $6.50 per share, the original issue price of Series C preferred stock is $7.15 per share and the original issue price of Series AA preferred stock is $8.00 per share. The initial conversion price per share of preferred stock is the original issue price. The conversion price is subject to adjustment for recapitalization (i.e., stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event).

Each share of preferred stock shall automatically convert into shares of common stock at the then effective conversion price for each such share immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment of an underwritten public offering pursuant to a registration statement under the

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Securities Act of 1933, as amended, in which the public offering price per share is not less than $35.80 (as adjusted for recapitalizations) and the aggregate gross proceeds to the Company are not less than $25,000; or (ii) upon the receipt by the Company of a written request for such conversion from the holders of at least a majority of the preferred stock then outstanding, or, if later, the effective date for conversion specified in such request (each of the events referred to in (i) and (ii) is referred to herein as an “Automatic Conversion Event”).

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock by reason of their ownership of such stock, an amount per share for each share of preferred stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of preferred stock, $4.50 per share of Series A, $6.50 per share of Series B, $7.15 per share of Series C, and $8.00 per share of Series AA; and (ii) all declared but unpaid dividends (if any) on such share of preferred stock.

If, upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the preferred stock are insufficient to permit the payment to such holders of the full amounts, then the entire assets of the corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the preferred stock in proportion to the full amounts they would otherwise be entitled to receive.

After the payment or setting aside for payment to the holders of preferred stock of the full amounts specified above, the entire remaining assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the preferred stock and common stock then outstanding in proportion to the number of shares of common stock held by them, with each share of preferred stock being treated for this purpose as if it had been converted to common stock at the then applicable Conversion Rate. A sale of all or substantially all of the Company’s assets or merger or consolidation of the Company with another entity is treated as a liquidation unless, following such transaction, the Company stockholders directly or indirectly own, in the aggregate, 50% or more of the total voting power of the surviving or acquiring entity.

Voting

The holder of each share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each share of preferred stock can be converted.

Redemption

The Series A, B, C, and AA convertible preferred stock are not currently redeemable.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

NOTE 8 – PREFERRED STOCK WARRANT LIABILITIES

The Company classifies its convertible preferred stock warrants as liabilities on the accompanying consolidated balance sheets. As of December 31, 2015 and 2016 and June 30, 2017, the preferred stock warrant liabilities were $347, $693, and $886.

The key terms of the preferred stock warrants are summarized in the following table:

	Warrants Outstanding
	Warrants Outstanding December 31, 2015	Warrants Outstanding December 31, 2016	Warrants Outstanding June 30, 2017	Exercise Price	Expiration
			(unaudited)
Series C preferred stock warrants	274,640	274,640	274,640	$7.15	Various dates in 2023-2024
Series C preferred stock warrants	110,486	110,486	110,486	7.15	May 19, 2025

Total preferred stock warrants	385,126	385,126	385,126

The exercise price is not fixed and may be adjusted to the price per share paid by investors in a qualified financing in the event the price per share is less than the $7.15 per share.

The warrants are immediately exercisable in whole or in part over the term of the warrants. In the event of a Qualified IPO, some of the Company’s outstanding preferred stock warrants expire twelve months after the IPO, while the remaining warrants expire according to the original term. During the year ended December 31, 2015 and 2016 and the six months ended June 30, 2017, no warrants were exercised.

At each reporting date, the Company remeasures the convertible preferred stock warrants to fair value using a probability weighed expected return method (“PWERM”) that uses an OPM, together with a Monte Carlo simulation to incorporate the anti-dilution provisions on the convertible preferred stock, to allocate the estimated value of the Company. The OPM treats classes of stock as call options on a company’s enterprise value which takes into consideration differences in the right of various securities including rights to dividends, liquidation preferences, and conversion rights. The OPM prices the call option using the Black-Scholes model. The PWERM relies on a forward-looking analysis to predict the possible future value of a company by weighing discrete future outcomes. The fair value of preferred stock warrants was determined using the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2017
			(unaudited)
Expected term (years)	7.98-9.39	2.00	1.50
Risk-free interest rate	0.65%	1.20%	1.31%
Expected volatility	75.7%	70.9%	66.7%

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

The assumptions used in calculating the estimated fair market value at each reporting period represent the Company’s best estimate, however inherent uncertainties are involved. As a result, if factors or assumptions change the warrant liability, the estimated fair value could be materially different.

The estimated expected volatility was derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the remaining term of the warrants. When making the selections of the Company’s industry peer companies to be used in the volatility calculation, the Company considered the size and operational and economic similarities to the Company’s principle business operations. The estimated expected term represents either the lesser of (i) the remaining contractual term of the warrants or (ii) the remaining term under probable scenarios used to determine the fair value of the underlying stock. The risk-free interest rate was based on the U.S. Treasury yield for a term consistent with the estimated expected term. The significant unobservable inputs used in the fair value measurement of the convertible preferred stock warrant liability are the fair value of the underlying stock at the valuation date, the expected volatility, and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock, expected volatility and expected term would result in a directionally similar impact to the fair value measurement.

NOTE 9 – COMMON STOCK RESERVED FOR ISSUANCE

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion of all outstanding shares of convertible preferred stock (and preferred stock warrants), plus options granted and available for grant under the incentive plans.

	December 31,		June 30, 2017
	2015	2016
			(unaudited)
Conversion of outstanding Series A convertible preferred stock	2,509,232	2,509,232	2,509,232
Conversion of outstanding Series B convertible preferred stock	3,846,132	3,846,132	3,846,132
Conversion of outstanding Series C convertible preferred stock	12,731,413	14,536,931	16,066,237
Conversion of outstanding Series AA convertible preferred stock	250,000	250,000	250,000
Outstanding preferred stock warrants	385,126	385,126	385,126
Outstanding and issued stock options	1,410,708	1,831,757	1,939,894
Shares reserved for future option grants	657,347	392,306	279,510

Total common stock reserved for issuance	21,789,958	23,751,484	25,276,131

NOTE 10 – STOCK OPTION PLAN

In 2005, the Company established its 2005 Stock Option Plan (the “2005 Plan”), which provides for the granting of stock options to employees, directors, and consultants of the Company. Options granted under

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

the Plan may be either incentive stock options (“ISOs”) or non-statutory stock options (“NSOs”), as determined by the Administrator at the time of grant. The term and vesting period of each option shall be stated in the option agreements. However, the term shall be no more than ten years from the date of the grant and the vesting period shall be generally four years. In the case of an ISO granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company, the term of the option shall be five years from the date of grant or such shorter term as may be provided in the option agreement.

In 2015, the Company established its 2015 Equity Incentive Plan (the “2015 Plan”), which will supersede and replace the 2005 Plan. A total of 2,221,655 shares have been reserved for issuance under the 2005 Plan and 2015 Plan.

The Company recognized stock-based compensation expense for its employees and non-employees in the accompanying consolidated statements of operations as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
Cost of revenue	$12	$12	$7	$5
Research and development	116	102	53	51
Sales and marketing	140	85	50	35
General and administrative	161	267	80	140

Total stock-based compensation	$429	$466	$190	$231

Determination of Fair Value

The estimated grant-date fair value of all of the Company’s stock-based awards was calculated using the Black-Scholes-Merton option pricing model, based on the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
Expected term (years)	5.00-6.07	5.53-6.11	5.94-6.06	4.95-7.50
Risk-free interest rate	1.47-1.82%	1.30-1.84%	1.33-1.48%	1.77-2.13%
Expected volatility	51.93-58.21%	52.71-56.58%	53.06-53.23%	51.62-53.58%
Dividend yield	0%	0%	0%	0%

The fair value of each stock option grant was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.

Expected Term—The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards. The expected term for options issued to non-employees is the contractual term.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Expected Volatility—Since the Company does not have a trading history for its common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public companies within its industry that are considered to be comparable to the Company’s business over a period equivalent to the expected term of the stock-based awards.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

Expected Dividend Rate—The expected dividend is zero as the Company has not paid nor does it anticipate paying any dividends on its common stock in the foreseeable future.

Forfeiture Rate—The forfeiture rate is estimated based on an analysis of actual forfeitures. Management will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from management’s estimates, the Company might be required to record adjustments to stock-based compensation in future periods.

Fair Value of Common Stock—Because there is no public market for the Company’s common stock as the Company is a private company, the Company’s board of directors has determined the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of its common stock performed by an unrelated valuation specialist, valuations of comparable peer public companies, sales of the Company’s convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, and general and industry-specific economic outlook. The fair value of the Company’s common stock will be determined by the Company’s board of directors until such time as the Company’s common stock is listed on an established stock exchange.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

The following table summarizes stock option activity under the Company’s stock option plan:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding—January 1, 2015	1,258,429	$1.80
Options granted	532,930	1.80
Options exercised	(79,893)	1.40
Options cancelled	(294,654)	1.40
Options expired	(6,104)	2.30

Outstanding—December 31, 2015	1,410,708	1.90	7.9	$0
Options granted	1,179,644	1.70
Options exercised	(20,218)	2.00
Options cancelled	(737,377)	2.00
Options expired	(1,000)	0.50

Outstanding—December 31, 2016	1,831,757	1.80	8.7	$14
Options granted (unaudited)	133,870	1.72
Options exercised (unaudited)	(4,666)	1.80
Options cancelled (unaudited)	(21,067)	1.86

Outstanding—June 30, 2017 (unaudited)	1,939,894	$1.76	8.36	$684
Vested and expected to vest—December 31, 2016	1,377,270	$1.79	8.5	$14

Exercisable—December 31, 2016	862,860	$1.84	8.0	$14

Vested and expected to vest—June 30, 2017 (unaudited)	1,577,487	$1.77	8.2	$541

Exercisable—June 30, 2017 (unaudited)	855,446	$1.83	7.2	$253

The weighted-average grant date fair value of options granted was $1.10 and $0.86 per share for years ended December 31, 2015 and 2016, and $0.86 and $1.02 per share for the six months ended June 30, 2016 and 2017.

The total intrinsic value of options exercised was $47 and $0 for the years ended December 31, 2015 and 2016 and $0 for the six months ended June 30, 2016 and 2017.

Unamortized stock-based compensation was $760 and $765 as of December 31, 2015 and 2016, which is expected to be recognized over a weighted-average period of approximately 2.61 and 2.96 years. Unamortized stock-based compensation was $716 and $736 as of June 30, 2016 and 2017, which is expected to be recognized over a weighted average period of approximately 2.23 and 2.71 years.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

NOTE 11 – INCOME TAXES

The geographical breakdown of loss before provision for income taxes is as follows:

	Year Ended December 31,
	2015	2016
Domestic	$(22,535)	$(21,696)
Foreign	(436)	(150)

Net loss before provision for income taxes	$(22,971)	$(21,846)

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2015	2016
Current tax provision:
Federal	$—	$—
State	4	4
Foreign	17	16

Total current tax provision	21	20

Deferred tax provision (benefit):
State	(4)	(4)
Foreign	(17)	(16)

Total deferred tax benefit	$(21)	$(20)

Total provision for income taxes	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets for all periods presented due to the uncertainty of realizing future tax benefits from net operating loss carryforwards and other deferred tax assets. The valuation allowance increased by $7,698 and $7,634 for the years ended December 31, 2015 and 2016.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

Our effective tax rate substantially differed from the federal statutory tax rate of 34% primarily due to the change in the valuation allowance for our deferred tax assets. A reconciliation of income taxes at the statutory federal income tax rate to the total current provision for income taxes included in the consolidated statements of operations is as follows:

	Year Ended December 31,
	2015	2016
U.S. federal statutory income tax at 34%	$(7,973)	$(7,306)
Research tax credits	(82)	(99)
Stock-based compensation	125	102
Other	599	117
Change in valuation allowance	7,352	7,206

Total current tax provision	$21	$20
Total deferred tax benefit	$(21)	$(20)

Total provision for income taxes	$—	$—

Significant components of the Company’s net deferred tax assets were as follows:

	Year Ended December 31,
	2015	2016
Net operating loss carry forward – Federal and State	$43,530	$50,891
Net operating loss carry forward – Foreign	148	213
Research and development credits	2,284	2,456
Accrual and reserves	1,539	1,575

Total deferred tax assets	47,501	55,135
Less: valuation allowance	(47,501)	(55,135)

Net deferred tax assets	$—	$—

As of December 31, 2016, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $138,464 and $94,444. The use of these NOL carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the IRC and similar state provisions (the “Code”); however, a complete analysis of the limitation of the NOL carryforwards will not be complete until the time the Company projects it will be able to utilize such NOLs. The NOL carryforwards expire between 2017 and 2036. In addition, as of December 31, 2016, the Company also had NOL carryforwards in South Korea of approximately $881 which begin to expire in 2025.

The Company also had federal and state research and development credit carryforwards of approximately $2,021 and $2,256, as of December 31, 2016. The federal credits will expire starting in 2025 if not utilized. The state credits have no expiration date.

Utilization of the research and development credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Code. However, the Company has not

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

conducted a formal study to determine the extent of the limitations, which could impact the realizability of these credit carryforwards in future periods. The annual limitations may result in the expiration of the net operating losses and research and development credits before utilization.

The Company has not provided for U.S. income taxes on undistributed earnings of its foreign subsidiaries because it intends to permanently re-invest these earnings outside the U.S. The cumulative amount of such undistributed earnings upon which no U.S. income taxes have been provided was $114 as of December 31, 2016. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be repatriated to the U.S.

Under the provisions of Section 382 of the IRC, net operating loss and credit carryforwards and other tax attributes may be subject to limitation if there has been a significant change in ownership of the Company, as defined by the IRC. Future owner of equity shifts, including an initial public offering, could result in limitations on net operating loss carryforwards.

Uncertain Tax Positions

The activity related to the gross amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2015	2016
Balance as of beginning of the year	$1,137	$1,186
Decreases related to tax positions taken in prior period	(4)	—
Increases related to tax positions taken in prior period	—	16
Increases related to tax positions taken during the current period	53	81

Balance at the end of the year	$1,186	$1,283

These amounts are related to certain deferred tax assets with a corresponding valuation allowance. If recognized, the impact on the Company’s effective tax rate would not be material due to the full valuation allowance. Management believes that there will not be any significant changes in our unrecognized tax benefits in the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated statement of operations. Accrued interest and penalties, if applicable, are included in accrued liabilities in the consolidated balance sheet. For the years ended December 31, 2015 and 2016 and for the six months ended June 30, 2017, the Company did not recognize any accrued interest and penalties.

The Company files income tax returns in the United States and in various state jurisdictions with varying statutes of limitations. The federal statute of limitation remains open for the 2011 tax year to present. The state income tax returns generally remain open for the 2010 tax years through present. The foreign income tax returns remain open for the years 2014 tax years through the present. The use of any net operating losses may reopen the years 2003 and later.

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

NOTE 12 – GEOGRAPHIC INFORMATION

The following table reflects revenue by geographic area by customer location (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2015	2016	2016	2017
			(unaudited)	(unaudited)
United States	$8,252	$6,736	$2,756	$4,813
Europe and Middle East	2,940	3,112	1,175	3,127
Asia Pacific	2,989	3,552	1,735	2,319
Rest of World	3,049	2,200	1,080	1,005

Total revenue	$17,230	$15,600	$6,746	$11,264

As of December 31, 2015 and 2016 and as of June 30, 2016 and 2017, all long-term assets were located within the United States.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company has engaged in a commercial transaction with a member of the board of directors. The aggregate revenue for this transaction was $240 for the year ended December 31, 2016. The Company received an additional $10 of revenue from this member of the board of directors for the six months ended June 30, 2017. There were no accounts receivable due from this member of the board of directors as of December 31, 2016. The Company had no related party transactions with this board of director member during the year ended December 31, 2015 or for the six months ended June 30, 2017.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 7, 2017, the date on which the audited consolidated financial statements were available to be issued.

In April, May, and June 2017, the Company issued an additional 1,529,306 shares of its Series C convertible preferred stock at a price of $7.15 per share for net proceeds of $10,225. The Series C convertible shares that were issued have the same terms as the other outstanding shares of Series C convertible preferred stock (see Note 8).

NOTE 15 – SUBSEQUENT EVENTS (UNAUDITED)

The Company evaluated its June 30, 2017 unaudited consolidated financial statements for subsequent events through August 15, 2017, the date the unaudited consolidated financial statements were originally available to be issued. In connection with the reissuance of the annual and interim financial statements to effect the reverse stock split described in Note 16, the Company evaluated all events or transactions that occurred through September 18, 2017, the date the revised consolidated financial statements were available to be

RESTORATION ROBOTICS, INC.

Notes to Consolidated Financial Statements

(Information as of June 30, 2017 and

for the six months ended June 30, 2016 and 2017 is unaudited)

(in thousands, except share and per share data)

issued. During this period the Company had the following material subsequent events that required disclosure:

On September 6, 2017, the Company issued $5.0 million in subordinated convertible notes (“Convertible Notes”), in a private placement transaction with certain of the Company’s existing stockholders and their affiliated entities, including investors affiliated with certain of the Company’s directors. The Convertible Notes bear interest at 5.0% per annum and have a maturity date of September 6, 2018. Pursuant to the terms thereof, the outstanding principal and unpaid but accrued interest of each of the Convertible Notes will automatically convert into shares of the Company’s common stock, or the Conversion Shares, upon the consummation of an IPO. The number of Conversion Shares to be issued upon the consummation of an IPO shall equal the outstanding principal amount and unpaid but accrued interest on the Convertible Notes, divided by the price per share offered to the public in this offering. In the event an IPO has not occurred before the maturity date, the outstanding principal and accrued interest will convert into shares of the Company’s Series C convertible preferred stock at a price per share equal to the per share price paid by the investors in the Series C convertible preferred stock financings of $7.15 per share.

See Note 16 for subsequent event regarding the reverse stock split.

NOTE 16 – REVERSE STOCK SPLIT

On September 15, 2017, the Company effected a 1-for-10 reverse stock split of its common stock. Upon the effectiveness of the reverse stock split, (i) every 10 shares of outstanding common stock were combined into one share of common stock, (ii) the number of shares of common stock for which each outstanding option to purchase common stock is exercisable was proportionately decreased on a 1-for-10 basis, (iii) the exercise price of each outstanding option to purchase common stock was proportionally decreased on a l-for-10 basis, and (iv) the conversion ratio for each share of outstanding preferred stock which is convertible into our common stock was proportionately reduced on a 1-for-10 basis. All of the outstanding common stock share numbers (including shares of common stock into which our outstanding convertible preferred stock shares are convertible), share prices, exercise prices and per share amounts have been adjusted in these consolidated statements, on a retroactive basis, to reflect this l-for-10 reverse stock split for all periods presented. The par value per share and the authorized number of shares of common stock and convertible preferred stock were not adjusted as a result of the reverse stock split.

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

3,125,000 Shares

Common Stock

PROSPECTUS

Sole Book-Running Manager

National Securities Corporation

Co-Managers

Roth Capital Partners	Craig-Hallum Capital Group

                    , 2017

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$3,749
FINRA filing fee	5,352
The NASDAQ Global Market Listing fee	125,000
Printing and engraving expenses	366,000
Legal fees and expenses	1,550,000
Accounting fees and expenses	570,000
Blue Sky, qualification fees and expenses	10,000
Transfer Agent fees and expenses	5,000
Miscellaneous expenses	64,899

Total	$2,700,000

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.2 hereto, and our amended and restated bylaws, attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We have entered into and intend to continue to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2014, which were not registered under the Securities Act.

1.	Since January 30, 2014, we issued an aggregate of 9,632,702 shares of our Series C preferred stock at a price per share of $7.15 for aggregate proceeds to us of $68,874,427.05.

2.	On August 27, 2014, we issued warrants to purchase an aggregate of 164,502 shares of our Series C preferred stock to National Securities Corporation and their affiliates at a per share exercise price of $7.15.

3.	In connection with our entrance into the term loan with Oxford Finance LLC, or Oxford, on May 19, 2015, we issued warrants to purchase an aggregate of 110,486 shares of our Series C preferred stock to Oxford at a per share exercise price of $7.15.

4.	In September 2017, we issued $5.0 million in aggregate principal amount of subordinated convertible notes that will convert into shares of our common stock upon the consummation of this offering.

5.	We granted stock options and stock awards to employees, directors and consultants under our 2005 Stock Plan and 2015 Equity Incentive Plan, covering an aggregate of 2,281,193 shares of common stock, at a weighted-average average exercise price of $1.74 per share. Of these, options covering an aggregate of 557,095 shares were cancelled without being exercised.

6.	We sold an aggregate of 116,789 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $177,484.89 upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1)-(4) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (5) and (6) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

1.1	Form of Underwriting Agreement.	S-1/A	9-22-17	1.1

3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.	S-1	9-1-17	3.1

3.2	Form of Amended and Restated Certificate of Incorporation, effecting a stock split, to be in effect prior to the effectiveness of this registration statement.	S-1/A	9-18-17	3.2

3.3	Form of Amended and Restated Certificate of Incorporation, to be in effect at the time of consummation of this offering.	S-1/A	9-18-17	3.3

3.4	Bylaws, currently in effect.	S-1	9-1-17	3.4

3.5	Form of Amended and Restated Bylaws, to be in effect at the time of consummation of this offering.	S-1/A	9-18-17	3.5

4.1	Reference is made to Exhibits 3.1 through 3.5.

4.2	Form of Common Stock Certificate.	S-1/A	9-18-17	4.2

5.1	Opinion of Latham & Watkins LLP.	S-1/A	9-22-17	5.1

10.1	Manufacturing Agreement for Systems, dated March 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.1

10.2	Manufacturing Agreement for Consumables, dated April 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.2

10.3	Component Pricing Agreement, dated August 1, 2016, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.3

10.4	First Amendment to Component Pricing Agreement, dated August 30, 2017, by and between Evolve Manufacturing Technologies Inc. and the Company.	S-1	9-1-17	10.4

10.5	Lease Agreement, dated April 16, 2012, by and between Legacy Partners I San Jose, LLC and the Company.	S-1	9-1-17	10.5

10.6	First Amendment to Lease Agreement, dated April 27, 2016, by and between G&I VIII Baytech LP and the Company and Tenant Estoppel Certificate, dated March 30, 2017, acknowledging Bridge III CA Alviso Tech Park, LLC as successor-in-interest to Landlord thereto.	S-1	9-1-17	10.6

10.7†	License Agreement, dated July 25, 2006 by and between the Company, James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.7

10.8†	First Amendment to License Agreement, dated January 5, 2009, by and between the Company, James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.8

10.9†	Second Amendment to License Agreement, dated February 23, 2015, by and between the Company, James A. Harris, M.D. and HSC Development LLC.	S-1/A	9-22-17	10.9

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.10	Amended and Restated Investors’ Rights Agreement, dated February 7, 2013, by and among the Company and the investors listed therein, as amended.	S-1	9-1-17	10.10

10.11	Form of Warrant to Purchase Stock dated August 27, 2014, issued to National Securities Corporation.	S-1	9-1-17	10.11

10.12	Loan and Security Agreement, dated May 19, 2015, by and between the Company and Oxford Finance LLC.	S-1	9-1-17	10.12

10.13	First Amendment to Loan and Security Agreement, dated September 15, 2015, by and between Oxford Finance LLC and the Company.	S-1	9-1-17	10.13

10.14	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 276,224 shares of Series C Preferred Stock.	S-1	9-1-17	10.14

10.15	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 220,979 shares of Series C Preferred Stock.	S-1	9-1-17	10.15

10.16	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 220,979 shares of Series C Preferred Stock.	S-1	9-1-17	10.16

10.17	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 220,979 shares of Series C Preferred Stock.	S-1	9-1-17	10.17

10.18	Secured Promissory Note, dated May 19, 2015, by and between Oxford Finance LLC and the Company to purchase 165,734 shares of Series C Preferred Stock.	S-1	9-1-17	10.18

10.19#	2005 Stock Plan.	S-1	9-1-17	10.19

10.20#	Form of Notice of Stock Option Grant and Stock Option Agreement under 2005 Stock Plan.	S-1	9-1-17	10.20

10.21#	Form of Notice of Stock Option Grant and Stock Option Agreement to International Optionees under 2005 Stock Plan.	S-1	9-1-17	10.21

10.22#	2015 Equity Incentive Plan.	S-1	9-1-17	10.22

10.23#	Form of Stock Option Grant Notice and Stock Option Agreement under 2015 Equity Incentive Plan.	S-1	9-1-17	10.23

10.24#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2015 Equity Incentive Plan.	S-1	9-1-17	10.24

10.25#	2017 Equity Incentive Award Plan.	S-1/A	9-18-17	10.25

10.26#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.26

10.27#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.27

10.28#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2017 Incentive Award Plan.	S-1/A	9-18-17	10.28

Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith

10.29#	Employee Stock Purchase Plan.	S-1/A	9-18-17	10.29

10.30#	Employment Agreement, dated September 21, 2016, by and between Ryan Rhodes and the Company.	S-1	9-1-17	10.30

10.31#	Employment Letter Agreement, dated November 29, 2011, by and between Charlotte Holland and the Company.	S-1	9-1-17	10.31

10.32#	Employment Letter Agreement, dated September 4, 2008, by and between Gabriele Zingaretti and the Company.	S-1	9-1-17	10.32

10.33#	Transition and Separation Agreement, dated April 1, 2016, by and between James W. McCollum and the Company.	S-1	9-1-17	10.33

10.34#	Separation Letter Agreement, dated August, 3, 2016, by and between Lisa Edone and the Company.	S-1	9-1-17	10.34

10.35#	Non-Employee Director Compensation Program.	S-1/A	9-18-17	10.35

10.36#	Form of Indemnification Agreement for directors and officers.	S-1/A	9-18-17	10.36

21.1	List of Subsidiaries.	S-1	9-1-17	21.1

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.				X

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).	S-1/A	9-22-17	23.2

24.1	Power of Attorney.	S-1	9-1-17	24.1

#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) are omitted pursuant to a request for confidential treatment that has been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1/A to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on October 6, 2017.

Restoration Robotics, Inc.

By:	/s/ Ryan Rhodes
Ryan Rhodes President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan Rhodes Ryan Rhodes	President, Chief Executive Officer and Director (Principal Executive Officer)	October 6, 2017

/s/ Charlotte Holland Charlotte Holland	Chief Financial Officer (Principal Financial and Accounting Officer)	October 6, 2017

* Frederic Moll, M.D.	Chairman and Director	October 6, 2017

* Jeffrey Bird, M.D., Ph.D.	Director	October 6, 2017

* Gil Kliman, M.D.	Director	October 6, 2017

* Emmett Cunningham, Jr., M.D., Ph.D.	Director	October 6, 2017

* Craig Taylor	Director	October 6, 2017

* Shelley Thunen	Director	October 6, 2017

*By:	/s/ Charlotte Holland Charlotte Holland Attorney-in-Fact	October 6, 2017